UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of KB Financial Group Inc. for Fiscal Year 2021

On March 17, 2022, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2021 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2021 and 2020 and related notes) received from KPMG Samjong Accounting Corp., its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Financial Group for FY 2021.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Financial Group for FY 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 17, 2022	By:	/s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinion

We have audited the consolidated financial statements of KB Financial Group Inc. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

As a matter that does not affect our audit opinion, we draw attention to the following matter.

As described in note 40.6.h) to the consolidated financial statements, the proliferation of COVID-19 has had a negative influence on the global economy, which may have a greater impact on expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statement as of and for the year ended December 31, 2021. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1) Assessment of the allowances for credit losses for loans

As discussed in Notes 3.6, 4.2, 10 and 11 to the consolidated financial statements, the Group recognized an allowance for credit losses using the Expected Credit Loss (ECL) impairment model for loans at amortized cost amounting to KRW 3,684,055 million as of December 31, 2021. A lifetime ECL is recognized for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, otherwise a 12-month ECL is recognized. The Group measures ECL allowances on an individual basis for individually significant corporate loans which are credit impaired and for those which have experienced a SICR and demonstrate certain other high risk indicators (for example, debt restructuring). The individual assessment involves judgment by the Group in estimating the future cash flows expected from collateral. The allowance for credit losses for other loans are measured on a collective basis. For these loans, the Group measures ECL based on its estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-Looking Information (FLI). For the corporate loans measured on a collective basis, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors. The evaluation of the qualitative factors involves a high level of judgment by the Group.

We identified the following risks in accordance with the assessment of the allowances for credit losses for loans as a key audit matter, considering likelihood of error, management judgement, and risk of material misstatement;

•

Risk that the Group’s estimation of future cash flows for the corporate loans to be individually assessed for ELC is inappropriate due to over or under estimation of assets held as collateral by the Group

•

Risks that (i) the analysis of the qualitative factors in determining the internal credit risk ratings of the corporate loans to be collectively assessed for ELC is inappropriate; (ii) the calculation of 12 month and lifetime PD, the calculation of LGD, and the evaluation if FLI incorporated in the measurement of collective ECL is inappropriate due to fraud or error

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the estimates of future cash flows for individually assessed corporate loans, including controls over the work of external valuation professionals engaged by the Group to assess the value of collateral; (ii) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (iii) the assessment of qualitative factors in the process of determining the internal credit risk rating of the loans; (iv) the completeness and accuracy of quantitative data used in the credit risk ratings; and (v) the process that the qualitative factors and quantitative data are applied to the internal credit risk rating by involving information technology professionals

•

We assessed the estimates of future cash flows expected from collateral on a sample of individually assessed corporate loans by (i) comparing assumptions made with information obtained from internal and external sources; and (ii) assessing the reliability of information used in the estimates, including the qualification of external valuation professionals engaged by the Group.

•

We involved credit risk professionals with specialized skills, industry knowledge and relevant experience who assisted in: (i) evaluating the methodology and key judgments used in determining the PD and LGD parameters; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) recalculating forward-looking PD, and a sample of LGD.

•	We evaluated whether, for a sample of corporate loans with ECL measured on a collective basis, Group policy was applied in the internal credit risk rating process.

(2) Internally measured fair value of level 3 derivatives, and level 3 derivative-linked securities

As discussed in Notes 3.3.2 and 6.1.2 to the consolidated financial statements, the Group classifies financial instruments measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data as level 3 in the fair value hierarchy. Those financial instruments measured at fair value classified as level 3 include derivatives and derivative-linked securities both held and issued by KB Securities Co., Ltd. (a subsidiary of the Group), of which fair value is measured by the internally developed valuation models. The fair value of such derivative assets and liabilities as of December 31, 2021 was KRW 209,809 million and KRW 168,464 million, respectively. Also, the fair value of such derivative-linked securities held (presented as ‘financial assets at fair value through profit or loss – debt securities’) and issued (presented as ‘financial liabilities designated at fair value through profit or loss’) as of December 31, 2021 was KRW 128,083 million and KRW 7,829,041 million, respectively. In order to measure the fair value of these financial instruments, the Group uses valuation models such as discounted cash flow models and option models. These models use various inputs and assumptions, depending on the nature of the financial instruments.

We identified the following risks in accordance with the measurement of fair value of the derivatives and derivative-linked securities as a key audit matter considering the level of judgement;

•

Risks that (i) the models used by the Group to value the level 3 financial instruments are inappropriate; (ii) the models’ significant inputs which are not directly observable in financial markets, (such as volatility of underlying assets, correlations, regression coefficients, discount rates, etc.) are inappropriate

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of fair value of the derivatives and derivative-linked securities. This included controls related to (i) the development, validation and changes in the models used to value derivatives and derivative-linked securities, (ii) the development and application of the significant unobservable inputs and assumptions used in the measurement of fair values, and (iii) the monitoring of changes to these inputs and assumptions.

•

We involved valuation professionals with specialized skills and knowledge, who assisted in: (i) evaluating the valuation techniques and significant unobservable inputs on a selection of the derivatives and derivative-linked securities; and (ii) developing models and significant unobservable inputs independently for a selection of the derivatives and derivative-linked securities and comparing the resulting fair value estimates to the Group’s fair value measurements.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Young-Min Kwon.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 17, 2022

This report is effective as of March 17, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2021 and 2020

(in millions of Korean won)	Notes	December 31, 2021		December 31, 2020
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	31,009,374	~~W~~	25,608,842
Financial assets at fair value through profit or loss	4,6,8,12		66,005,815		61,035,455
Derivative financial assets	4,6,9		3,721,370		5,545,385
Loans measured at amortized cost	4,6,10,11		417,900,273		377,166,984
Financial investments	4,6,8,12		104,847,871		98,695,426
Investments in associates and joint ventures	13		448,718		771,435
Property and equipment	14		5,239,898		5,433,554
Investment property	14		2,514,944		2,533,539
Intangible assets	15		3,266,357		3,351,133
Net defined benefit assets	25		100,083		50,597
Current income tax assets			98,798		109,772
Deferred income tax assets	17,34		159,093		65,058
Assets held for sale	18		237,318		197,727
Assets of a disposal group held for sale	18		171,749		—
Other assets	4,6,19		28,174,173		30,155,037

Total assets		~~W~~	663,895,834	~~W~~	610,719,944

Liabilities
Financial liabilities at fair value through profit or loss	4,6,20	~~W~~	12,088,980	~~W~~	11,810,058
Derivative financial liabilities	4,6,9		3,682,258		5,222,897
Deposits	4,6,21		372,023,918		338,580,220
Borrowings	4,6,22		56,912,374		49,827,156
Debentures	4,6,23		67,430,188		62,760,687
Provisions	24		808,604		714,903
Net defined benefit liabilities	25		225,521		239,567
Current income tax liabilities			662,672		764,981
Deferred income tax liabilities	17,34		1,470,981		1,177,799
Insurance liabilities	38		57,165,936		54,415,296
Other liabilities	4,6,26		43,130,482		41,804,023

Total liabilities			615,601,914		567,317,587

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			2,838,221		1,695,988
Capital surplus			16,940,231		16,723,589
Accumulated other comprehensive income	36		1,047,274		630,011
Accumulated other comprehensive income relating to assets of a disposal group held for sale	18, 36		7,671		—
Retained earnings			25,672,815		22,540,616
Treasury shares			(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	27		47,460,582		42,544,574
Non-controlling interests			833,338		857,783

Total equity			48,293,920		43,402,357

Total liabilities and equity		~~W~~	663,895,834	~~W~~	610,719,944

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(in millions of Korean won, except per share amounts)	Notes	2021		2020
Interest income		~~W~~	15,210,878	~~W~~	14,485,747
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			14,620,490		13,826,382
Interest income from financial instruments at fair value through profit or loss			590,388		659,365
Interest expense			(3,981,306)		(4,763,473)

Net interest income	5,28		11,229,572		9,722,274

Fee and commission income			5,323,606		4,527,024
Fee and commission expense			(1,698,023)		(1,568,085)

Net fee and commission income	5,29		3,625,583		2,958,939

Insurance income			16,107,858		14,386,640
Insurance expense			(15,551,147)		(14,086,647)

Net insurance income	5,38		556,711		299,993

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			1,160,981		1,221,610
Losses on overlay adjustments			(165,677)		(210,244)

Net gains on financial instruments at fair value through profit or loss	5,30		995,304		1,011,366

Net other operating expenses	5,31		(1,923,567)		(1,499,930)

General and administrative expenses	5,32		(7,200,853)		(6,814,812)

Operating income before provision for credit losses	5		7,282,750		5,677,830

Provision for credit losses	5,7,11,12,19,24		(1,185,133)		(1,043,498)

Net operating income			6,097,617		4,634,332

Share of profit (loss) of associates and joint ventures	13		93,526		(43,750)
Net other non-operating income (expenses)	33		(109,537)		189,390

Net non-operating income (expenses)			(16,011)		145,640

Profit before income tax expense			6,081,606		4,779,972
Income tax expense	34		(1,697,225)		(1,264,394)

Profit for the year	5		4,384,381		3,515,578

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	25	~~W~~	(45,510)	~~W~~	(13,434)
Share of other comprehensive income (loss) of associates and joint ventures			51		(1)
Gains on equity securities at fair value through other comprehensive income			903,398		822,140
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			13,715		8,819

			871,654		817,524

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			255,907		(187,283)
Losses on debt securities at fair value through other comprehensive income			(924,698)		(356,572)
Share of other comprehensive income (loss) of associates and joint ventures			498		(6,846)
Gains (losses) on cash flow hedging instruments	9		20,864		(1,264)
Gains (losses) on hedging instruments of net investments in foreign operations	9		(57,935)		64,269
Other comprehensive loss arising from separate account			(63,814)		(9,683)
Gains on overlay adjustment	38		120,282		152,125

			(648,896)		(345,254)

Other comprehensive income for the year, net of tax			222,758		472,270

Total comprehensive income for the year		~~W~~	4,607,139	~~W~~	3,987,848

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	4,409,543	~~W~~	3,468,448
Non-controlling interests			(25,162)		47,130

		~~W~~	4,384,381	~~W~~	3,515,578

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	4,610,549	~~W~~	3,966,361
Non-controlling interests			(3,410)		21,487

		~~W~~	4,607,139	~~W~~	3,987,848

Earnings per share	37
Basic earnings per share		~~W~~	11,134	~~W~~	8,843
Diluted earnings per share			10,890		8,730

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

		Equity attributable to shareholders of the Parent Company
								Accumulated		Accumulated other comprehensive income relating to
								other		assets of a
(in millions of Korean won)		Share		Hybrid		Capital		comprehensive		disposal group		Retained		Treasury		Non-controlling		Total
	Notes	capital		securities		surplus		income		held for sale		earnings		shares		interests		equity
Balance as of January 1, 2020		~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	—	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Effect of accouting policy change	2		—		—		—		20,723		—		9,927		—		—		30,650
Restated balance after accounting policy change			2,090,558		399,205		17,122,777		368,744		—		19,719,472		(1,136,188)		585,407		39,149,975
Comprehensive income for the year																			—
Profit for the year			—		—		—		—		—		3,468,448		—		47,130		3,515,578
Remeasurements of net defined benefit liabilities			—		—		—		(13,145)		—		—		—		(289)		(13,434)
Currency translation differences			—		—		—		(162,906)		—		—		—		(24,377)		(187,283)
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		229,899		—		236,648		—		(979)		465,568
Share of other comprehensive loss of associates and joint ventures			—		—		—		(6,847)		—		—		—		—		(6,847)
Losses on cash flow hedging instruments			—		—		—		(1,264)		—		—		—		—		(1,264)
Gains on hedging instruments of net investments in foreign operations			—		—		—		64,269		—		—		—		—		64,269
Other comprehensive loss arising from separate account			—		—		—		(9,683)		—		—		—		—		(9,683)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		8,819		—		—		—		—		8,819
Gains on overlay adjustments			—		—		—		152,125		—		—		—		—		152,125

Total comprehensive income for the year			—		—		—		261,267		—		3,705,096		—		21,485		3,987,848

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities			—		1,296,783		—		—		—		—		—		—		1,296,783
Dividends on hybrid securities			—		—		—		—		—		(22,860)		—		(25,658)		(48,518)
Non-controlling interests changes in business combination			—		—		—		—		—		—		—		247,008		247,008
Others			—		—		(399,188)		—		—		—		—		29,541		(369,647)

Total transactions with shareholders			—		1,296,783		(399,188)		—		—		(883,952)		—		250,891		264,534

Balance as of December 31, 2020		~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	630,011	~~W~~	—	~~W~~	22,540,616	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,402,357

Balance as of January 1, 2021		~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	630,011	~~W~~	—	~~W~~	22,540,616	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,402,357

Comprehensive income for the year
Profit for the year			—		—		—		—		—		4,409,543		—		(25,162)		4,384,381
Remeasurements of net defined benefit liabilities			—		—		—		(45,742)		—		—		—		232		(45,510)
Currency translation differences			—		—		—		241,273		—		—		—		14,634		255,907
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		201,697		—		(223,928)		—		931		(21,300)
Share of other comprehensive income of associates and joint ventures			—		—		—		549		—		—		—		—		549
Gains on cash flow hedging instruments			—		—		—		20,864		—		—		—		—		20,864
Losses on hedging instruments of net investments in foreign operations			—		—		—		(57,935)		—		—		—		—		(57,935)
Other comprehensive loss arising from separate account			—		—		—		(63,814)		—		—		—		—		(63,814)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		13,715		—		—		—		—		13,715
Gains on overlay adjustments			—		—		—		120,282		—		—		—		—		120,282
Transfer within equity			—		—		—		(7,671)		7,671		—		—		—		—

Total comprehensive income for the year			—		—		—		423,218		7,671		4,185,615		—		(9,365)		4,607,139

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(689,653)		—		—		(689,653)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		—		(292,226)		—		—		(292,226)
Issuance of hybrid securities			—		1,142,233		—		—		—		—		—		—		1,142,233
Dividends on hybrid securities			—		—		—		—		—		(71,537)		—		(24,145)		(95,682)
Non-controlling interests changes in business combination			—		—		—		—		—		—		—		1,994		1,994
Transactions with non-controlling interests			—		—		216,853		(5,955)		—		—		—		(18,306)		192,592
Others			—		—		(211)		—		—		—		—		25,377		25,166

Total transactions with shareholders			—		1,142,233		216,642		(5,955)		—		(1,053,416)		—		(15,080)		284,424

Balance as of December 31, 2021		~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020
Cash flows from operating activities
Profit for the year		~~W~~	4,384,381	~~W~~	3,515,578

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(274,515)		(566,447)
Net losses (gains) on derivative financial instruments for hedging purposes			213,996		(52,696)
Adjustment of fair value of derivative financial instruments			—		(3,198)
Provision for credit losses			1,185,133		1,043,498
Net losses (gains) on financial investments			97,813		(278,805)
Share of loss (profit) of associates and joint ventures			(93,526)		43,750
Depreciation and amortization expense			850,614		874,911
Amortization expense of VOBA			156,074		173,866
Other net losses (gains) on property and equipment/intangible assets			1,974		(124,218)
Share-based payments			101,935		49,364
Provision for policy reserves			2,761,135		2,709,818
Post-employment benefits			237,315		216,891
Net interest income			256,736		458,210
Gains on foreign currency translation			(665,282)		(116,786)
Gain on a bargain purchase			(288)		(145,067)
Other expenses			721,459		524,742

			5,550,573		4,807,833

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(6,149,781)		(7,139,647)
Derivative financial instruments			39,343		(38,376)
Loans measured at fair value through other comprehensive income			(24,618)		81,803
Loans measured at amortized cost			(41,457,544)		(31,126,636)
Current income tax assets			10,581		(54,539)
Deferred income tax assets			(92,967)		(15,108)
Other assets			(3,724,562)		(9,126,046)
Financial liabilities at fair value through profit or loss			759,989		(3,247,108)
Deposits			32,497,922		27,381,662
Current income tax liabilities			(102,273)		323,313
Deferred income tax liabilities			294,130		(120,023)
Other liabilities			1,314,561		3,216,600

			(16,635,219)		(19,864,105)

Net cash outflow from operating activities			(6,700,265)		(11,540,694)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			427		(64,177)
Disposal of financial asset at fair value through profit or loss			13,788,604		14,169,758
Acquisition of financial asset at fair value through profit or loss			(12,298,792)		(13,923,371)
Disposal of financial investments			50,825,909		83,143,443
Acquisition of financial investments			(56,633,996)		(92,206,817)
Disposal of investments in associates and joint ventures			678,636		210,266
Acquisition of investments in associates and joint ventures			(261,881)		(515,342)
Disposal of property and equipment			7,016		6,465
Acquisition of property and equipment			(286,613)		(424,862)
Disposal of investment property			177,033		646,263
Acquisition of investment property			(118,961)		(53,196)
Disposal of intangible assets			8,203		14,303
Acquisition of intangible assets			(191,696)		(182,859)
Net cash flows from changes in ownership of subsidiaries			374,992		(1,951,245)
Others			75,105		142,961

Net cash outflow from investing activities			(3,856,014)		(10,988,410)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			5,870		(16,202)
Net increase in borrowings			7,321,582		10,683,659
Increase in debentures			121,767,039		119,705,016
Decrease in debentures			(117,509,585)		(107,760,800)
Increase (decrease) in other payables to trust accounts			(509,106)		2,326,495
Dividends paid to shareholders of the Parent Company			(981,879)		(861,092)
Dividends paid on hybrid securities			(71,537)		(22,860)
Issuance of hybrid securities			1,142,233		1,296,783
Decrease in non-controlling interests			(24,145)		(25,658)
Redemption of principal elements of lease payments			(253,248)		(235,498)
Others			(65,826)		172,433

Net cash inflow from financing activities			10,821,398		25,262,276

Effect of exchange rate changes on cash and cash equivalents			158,249		(171,805)

Net increase in cash and cash equivalents			423,368		2,561,367
Cash and cash equivalents at the beginning of the year	39		8,685,092		6,123,725

Cash and cash equivalents at the end of the year	39	~~W~~	9,108,460	~~W~~	8,685,092

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Parent Company’s share capital as of December 31, 2021, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS No.1116 Leases – Practical Expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. These amendments do not have a significant impact on the consolidated financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts, and Korean IFRS No.1116 Leases – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the consolidated financial statements.

2.1.2 The Group has changed the following accounting policy for its annual reporting period commencing January 1, 2021.

•	Korean IFRS No.1019 Employee Benefits – Attributing Retirement Benefit to Periods of Services

The Group maintains defined benefit plan which pays a lump sum retirement benefit to employees who retire at a specific age before the mandatory retirement age and meet required minimum service periods as of retirement date. For the periods prior to the year beginning on January 1, 2021, the Group attributed the retirement benefit of this plan from the date the employee starts working with the Group until the retirement date, regardless of minimum service periods. However, from 2021, the Group retrospectively applied the accounting policy in accordance with the International Financial Reporting Interpretation Committee (“IFRIC”) agenda decision in May 2021, which requires attribution of the retirement benefit over the minimum service periods just before the retirement date. The restated comparative consolidated financial statements reflect adjustments resulting from the retrospective application.

The effects of this change in accounting policy to the consolidated statements of financial position as of December 31, 2021 and 2020, January 1, 2020 and to the consolidated statements of comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

2.1.2.1 Effects on consolidated statements of financial position

(In millions of Korean won)	December 31, 2021		December 31, 2020		January 1, 2020
Increase in net defined benefit assets	~~W~~	46,420	~~W~~	47,752	~~W~~	25,019
Decrease in net defined benefit liabilities		—		8,659		17,258
Increase in deferred income tax liabilities		12,766		15,513		11,627
Increase in accumulated other comprehensive income		11,034		17,674		20,723
Increase in retained earnings		22,620		23,224		9,927

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.1.2.2 Effects on consolidated statements of comprehensive income

(In millions of Korean won, except for per share amounts)	2021		2020
Increase (decrease) in general and administrative expenses	~~W~~	833	~~W~~	(18,340)
Increase (decrease) in income tax expense		(229)		5,043
Decrease in other comprehensive income		6,640		3,049
Increase (decrease) in basic earnings per share		(2)		34
Increase (decrease) in diluted earnings per share		(2)		33

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Group.

•	Amendments to Korean IFRS No.1116 Leases – COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual reporting periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Group. (cont’d)

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Issuance of Korean IFRS No.1117 Insurance Contracts

(a) Major changes in accounting policy

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Group is scheduled to apply this standard for annual reporting period beginning on January 1, 2023. If the Group prepares consolidated financial statements by applying Korean IFRS No.1117, the following parts are expected to make significant differences with the current consolidated financial statements. It does not mean to include all differences that are arising in the future and can be changed based on the future additional analysis results.

(Measurement of Insurance liabilities, etc.)

Under Korean IFRS No.1117, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.

In details, the Group identifies a portfolio of insurance contracts that comprises contracts exposed to similar risks and managed together, then separates the contracts with similar profitability within the portfolio as groups of insurance contracts. The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of Korean IFRS No.1117, account of the contractual service margin will be introduced, which means unearned profit that would be recognized by providing insurance service in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Group. (cont’d)

Meanwhile, reinsurance contracts mean insurance contracts issued by a reinsurance company to compensate claims arising from original insurance contracts issued by other insurance companies. The groups of insurance contracts also apply assumptions consistent with the groups of original insurance contracts when estimating the present value of future cash flows for the groups of insurance contracts ceded.

(Recognition and measurement of financial performance)

Under Korean IFRS No.1117, the Group recognizes insurance revenue on an accrual basis for services (insurance coverage) provided to the policyholder by each annual reporting period, excluding investment component (refunds due to termination and maturity) to be paid to the policyholder regardless of the insured event. In addition, net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income.

The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group should select accounting policy whether the insurance finance income or expenses for the periods are divided to profit or loss, or other comprehensive income.

(Accounting policy for transition of insurance contracts)

Under transition requirements of Korean IFRS No.1117, the Group shall adjust the original cost-based measurement to current measurement by applying the fully retrospective approach, modified retrospective approach or fair value approach, for the group of insurance contracts issued before the transition date (the beginning of the annual reporting period immediately preceding initial application date of January 1, 2022).

In principle, the Group shall identify, recognize and measure each group of insurance contracts as if Korean IFRS No.1117 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.

Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on Korean IFRS No.1113 Fair Value Measurements. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Group. (cont’d)

Key changes in accounting policies expected by adopting Korean IFRS No.1117 are as follows:

	Korean IFRS No.1104	Korean IFRS No.1117
Insurance liability measurement	Measure at cost using the past information	Measure at current value using information at the reporting date

Need to choose transition method to adjust the existing group of insurance contracts to current measurement at the transition date (among the fully retrospective approach, modified retrospective approach or fair value approach)

Recognition of insurance revenue	Apply cash basis to recognize the received premium as insurance revenue	Recognize revenue by reflecting services provided to the policyholder by each annual reporting period (accrual basis)
	Include investment component, such as refunds due to termination and maturity, to insurance revenue	Exclude investment component (refunds due to termination and maturity) from insurance revenue Net insurance income and net investment income (financial income) are presented separately
Deferred acquisition cost	Recognize deferred acquisition cost as a separate asset	Do not recognize deferred acquisition cost as a separate asset
	Estimate insurance liability based on net insurance premium (excluding administration expenses)	Estimate insurance liability based on operating insurance premium (including administration expenses)

(b) Status of preparation for Korean IFRS No.1117 adoption

In order for the Group to smoothly adopt Korean IFRS No.1117, it is necessary to prepare a separate implementation department, implement an accounting system, train executives and employees, and analyze financial impact and etc.

Above all, for the adequacy of insurance liability evaluation, the stability of the accounting system and the conformity of system calculations must be secured, and accounting policies and actuarial assumptions must be established reasonably and applied consistently every period. For this, the Group needs to verify the system continually, and prepare various internal control procedures. In particular, the Group shall implement and comply with an internal control over financial reporting suitable for the changed accounting environment so that reliable accounting information can be prepared and disclosed after the adoption of the new accounting standard.

The adoption of Korean IFRS No.1117 will not only change accounting standard, but will also affect insurance product development, sales strategies, and long-term business strategies. Accordingly, it is necessary for the Group to re-establish various business strategies after the adoption of the new accounting standard, provide continual training for related executives and employees and report preparations for adoption and future plans to management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Group. (cont’d)

The detailed preparations for adoption and future plans are as follows:

(KB Insurance Co., Ltd.)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Feb. 2017) Organize the implementation department of Korean IFRS No.1117	Continuous operation of the implementation department
(Apr. 2018) Expand the implementation department of Korean IFRS No.1117 (currently, total 14 personnel who are fully in charge of)
Implementation of accounting system	(Feb. 2017) Start implementation of the integrated actuarial system	Stabilization of the system (dual closing)
	(Jun. 2018) Complete implementation of the system (Sep. 2018) Start implementation of the accounting system	Implementation of the internal control over financial reporting
(Nov. 2020) Complete implementation of the system Currently, pilot operation
Training for executives and employees	Prepare and implement training for executives/head of departments and employees in related departments	Plan to expand training target
Reporting to management	Report implementation of the system, financial effects, etc.	Report issues in relation to the dual closing

(Prudential Life Insurance Company of Korea Ltd.)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Apr. 2016) Organize the implementation department of Korean IFRS No.1117 (currently, total 10 personnel who are fully in charge of)	Continuous operation of the implementation department
Implementation of accounting system	(Nov. 2017) Start implementation of the integrated actuarial system	Advancement of the system (dual closing)
	(Nov. 2018) Complete implementation of the system (Nov. 2020) Start implementation of the accounting system	Implementation of the internal control over financial reporting
(Dec. 2021) Complete implementation of the system
Training for executives and employees	Implement training for employees	Expansion of training target etc.
Reporting to management	Report the implementation of the system, financial effect of insurance supervisory accounting for adoption of Korean IFRS No.1117	Report issues in relation to dual closing

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Group. (cont’d)

(KB Life Insurance Co., Ltd)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Jul. 2018) Organize the responsive team for Korean IFRS No.1117 (Mar. 2019) Organize and operate TF for Korean IFRS No.1117	Progress works in relation to transition to new accounting standards Supplement personnel who are fully in charge of, etc.
Implementation of accounting system	(Mar. 2019) Start implementation of the accounting system (Dec. 2020) Complete implementation of the system Currently, pilot operation	Stabilization of the system (dual closing) Implementation of internal control over financial reporting
Training for executives and employees

Prepare and implement training for executives/head of departments and employees in related departments (total 20 trainings)

(Nov. 2020) Open online training

(Dec. 2021) Implement non-face-to-face training

Plan to increase training courses and expand training target
Reporting to management	Report implementation of the system, financial effects, etc.	Report issues in relation to the dual closing and financial effect

(c) Financial effect evaluation

As the adoption of Korean IFRS No.1117 changes the measurement method of insurance liability and insurance revenue recognition, financial volatility is expected to occur in the consolidated financial statements for 2023.

In 2021, the Group carried out continual system conformity verification and stabilization, and preparation for dual closing in 2022. Accordingly, in 2021, the preliminary and potential impact of the adoption of Korean IFRS No.1117 are disclosed, and detailed results of financial impact will be disclosed in the annual consolidated financial statements for 2022.

The Group is currently analyzing the impact of the measurement of insurance contract liabilities after the adoption of Korean IFRS No.1117 due to changes in the insurance liability measurement method and revenue recognition method.

As of December 31, 2021, the Group has a total insurance contract liabilities of ~~W~~ 57,165,936 million, and savings type insurance accounts for 28% (~~W~~ 4,467,242 million) of the total insurance premium income.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Group. (cont’d)

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters
•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities
•	Korean IFRS No.1116 Leases – Lease incentives
•	Korean IFRS No.1041 Agriculture – Measuring fair value

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, and lease receivables. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.4.4 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

2.4.6 Estimated claims for Incurred But Not Reported (“IBNR”)

An amount of IBNR is the total sum of estimated insurance claims that shall be paid for accidents that occurred but have not been reported to the Group and estimated insurance claims that shall be additionally paid upon resumption of payment claims. The Group calculates IBNR by applying statistical methods in risk units prescribed in Detailed Regulations on Supervision of Insurance Business, and records IBNR in reserve for outstanding claims of insurance liability. IBNR based on statistical methods requires significant accounting estimates in determining the application methodology for each accident year (PLDM, ILDM, BFM, and others) and determining the loss development factor.

2.4.7 Assessment of expected credit losses of financial instruments related to COVID-19

The proliferation of COVID-19 in 2021 negatively affected the global economy, despite various forms of government support policy. Accordingly, the Group was provided with various economic forecasting scenarios from KB Research, assuming macroeconomic changes due to the level of COVID-19 pandemic. The Group reviewed the possibilities of each scenario comprehensively, updated the forward-looking information, and reflected its effect on expected credit losses through the statistical method. In addition, for financial assets in risky industries vulnerable to the impact of COVID-19, the Group measured expected credit losses using a conservative scenario comparing to the forecasted forward-looking information and reflected credit risk that will increase in the future, such as by expanding the scope of loans subject to lifetime expected credit losses (non-impaired). The Group will continue to monitor the impact of COVID-19 on the expected credit losses by comprehensively considering the duration of the impact on the entire economy and the government’s policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

For the comparative purpose, certain information in the notes for the year ended December 31, 2020 have been reclassified to conform to the presentation for the year ended December 31, 2021.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.1.1 Subsidiaries (cont’d)

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid, is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group has joint control over economic activities pursuant to contractual arrangement. Decisions about strategic financial and operating policies require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates or joint ventures use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates or joint ventures’ accounting policies conform to those of the Group when the associates or joint ventures’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates and joint ventures equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.

3.1.4 Funds management

The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.2.2 Foreign operations (cont’d)

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level	1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level	2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level	3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk, and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.3.2.2 Fair value (cont’d)

The Group uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets, and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.6 Expected Credit Losses of Financial Assets (Debt Instruments) (cont’d)

Under simplified approach, the Group always measures loss allowances at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as loss allowances at the end of the reporting period. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Rate of change of construction investment	(-)
Rate of change of housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)
Change of call rate compared to the previous year (%p)	(+)
Rate of change of household loan	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Group measures expected credit losses using a conservative scenario compared to the forecasted forward-looking information.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of the loss allowances is reclassified from other comprehensive income to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivative and non-derivative financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life

Buildings	Straight-line	20~40 years

Leasehold improvements	Declining-balance/ Straight-line	4~15 years

Equipment and vehicles	Declining-balance/ Straight-line	3~15 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life

Buildings	Straight-line	20~40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life

Industrial property rights	Straight-line	3 ~ 19 years

Software	Straight-line	3 ~ 5 years

Value of business acquired	Declining-balance	30, 60 years

Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.10.1 Value of business acquired (“VOBA”)

In the case of acquisition of insurance company, the Group recognizes the difference amount as VOBA in intangible assets, if the fair value of the acquired insurance liability is less than the carrying amount based on the acquiree’s accounting policy. In the opposite case, the difference amount is recognized as negative VOBA and included in premium reserve. VOBA is an estimated present value of profits inherent in the future cash flow of insurance contracts at the acquisition date. VOBA is amortized over the above estimated useful life using declining balance method, and the amortization is recognized as insurance expense.

3.10.2 Goodwill

3.10.2.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.2.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.2.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.3 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

In addition, the change in fair value of the financial liability designated at fair value through profit or loss that is attributable to change in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss in accordance with Korean IFRS No.1109. However, if this treatment creates or enlarges an accounting mismatch, the Group recognizes this change in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.14 Insurance Contracts

KB Insurance Co., Ltd., KB Life Insurance Co., Ltd., and Prudential Life Insurance Company of Korea Ltd., the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS No.1109 Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS No.1104 Insurance Contracts. The Group recognizes assets and liabilities relating to insurance contracts as other assets and insurance liabilities in the consolidated statement of financial position, and income and expense relating to insurance contracts as insurance income and expenses in the consolidated statement of comprehensive income, respectively.

3.14.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is not earned at the end of the reporting period is recognized as unearned premium.

3.14.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, dividends to policyholders, and related expenses as follows:

3.14.2.1 Premium reserve

The Group accumulates the amount calculated based on the net insurance premium already received for future claim payments for insurance contracts maintained at the end of the reporting period. It is calculated as the greater of the amount using standard interest rate and standard risk ratio defined by director of the Financial Supervisory Services and the amount using the basic ratios that have been used in premium calculation.

3.14.2.2 Reserve for outstanding claims

When the insured event has occurred before the end of the reporting period, but the claim amount is not confirmed, reserve for outstanding claims is calculated based on the estimated amount to be paid.

3.14.2.3 Unearned premium reserve

Unearned premium reserve is the premium which is to be allocated to the following period among the premium which is due before the end of the reporting period.

3.14.2.4 Reserve for dividend to policyholders

Reserve for dividend to policyholders including dividend of interest rate differential, rate of risk differential, and business expenses differential is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.14.3 Liability adequacy test (“LAT”)

The Group conducts a liability adequacy test for all contracts to which Korean IFRS No.1104 Insurance Contracts apply, in consideration of current estimates of all cash inflows and cash outflows from the insurance contracts at the end of the reporting period including options, guarantees, claims handling costs, and policy loans. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in the light of the estimated future cash flows, the entire deficiency is recognized in profit or loss.

Future cash flows from long-term insurance are discounted at interest rate scenario, which is a risk-free rate scenario adjusted by liquidity premium, whereas future cash flows from general insurance are not discounted to present value. In the case of insurance premium and unearned premium reserve, all future cash flows such as payment of claims, administration expenses, and premium received from policyholders are considered for the liability adequacy test. And in the case of reserve for outstanding claims, the adequacy of individually estimated claims is evaluated by applying models among various statistical methods that are considered appropriate for claim development trend.

3.14.4 Deferred acquisition costs

The Group recognizes acquisition cost incurred by the long-term insurance contract as an asset and amortizes it evenly over the premium payment period. If the premium payment period exceeds seven years, the amortization period shall be seven years. If the insurance contract is surrendered or lapsed due to payment overdue, the remaining balances of deferred acquisition cost are fully amortized in the period in which the contract is surrendered or lapsed.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.16 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.17 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.17.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or retirement of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.17.4 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.18 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.18.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.18.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.18.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.18.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.18.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.18.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.19 Employee Compensation and Benefits

3.19.1 Post-employment benefits

3.19.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.19.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group provides its executives and employees with stock grants, mileage stock, and long-term share-based payments programs. When stock grants are exercised, the Group can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price. When mileage stock and long-term share-based payments are exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.19.3 Share-based payment (cont’d)

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock and long-term share-based payments program, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.20 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.21 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the consolidated statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Parent Company and weighted average number of shares outstanding, taking into account all potential dilution effects, such as exchangeable bonds and share-based payments given to employees.

3.22 Lease

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.22 Lease (cont’d)

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.23 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

3.24 Overlay Approach

The Group applies the overlay approach in accordance with Korean IFRS No.1104 and a financial asset is eligible for designation for the overlay approach if, and only if, the following criteria are met:

•	It is measured at fair value through profit or loss applying Korean IFRS No.1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS No.1039 and

•	It is not held in respect of an activity that is unconnected with contracts within the scope of Korean IFRS No.1104.

The Group reclassifies between profit or loss and other comprehensive income, and the amount reclassified is equal to the difference between:

•	The amount reported in profit or loss for the designated financial assets applying Korean IFRS No.1109 and

•	The amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied Korean IFRS No.1039.

The Group is permitted to apply the overlay approach either at initial recognition or it may subsequently designate financial assets that newly meet criterion of not being held in respect of an activity that is unconnected with insurance contract, having previously not met that criterion.

The Group continues to apply the overlay approach to a designated financial asset until that financial asset is derecognized. However, the Group de-designates a financial asset when the financial asset no longer meets the criterion. In this case, the Group reclassifies from accumulated other comprehensive income to profit or loss as a reclassification adjustment any balance relating to that financial asset.

At the beginning of any annual period, the Group may stop applying the overlay approach to all designated financial assets, and cannot subsequently apply the overlay approach, if it stops using this approach because it is no longer an insurer.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	28,362,387	~~W~~	22,720,091
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		200,742		100,094
Securities measured at fair value through profit or loss		63,002,692		58,415,100
Loans measured at fair value through profit or loss		269,296		337,983
Financial instruments indexed to the price of gold		113,622		89,965
Derivatives		3,721,370		5,545,385
Loans measured at amortized cost *		417,900,273		377,166,984
Financial investments:
Securities measured at fair value through other comprehensive income		56,259,511		58,456,889
Securities measured at amortized cost *		44,471,628		36,870,229
Loans measured at fair value through other comprehensive income		313,604		293,409
Other financial assets *		10,755,350		14,167,689

		625,370,475		574,163,818

Off-balance sheet items
Acceptances and guarantees contracts		10,199,689		8,548,928
Financial guarantee contracts		6,892,464		4,964,468
Commitments		170,218,143		159,133,983

		187,310,296		172,647,379

	~~W~~	812,680,771	~~W~~	746,811,197

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	111,284,284	~~W~~	5,345,956	~~W~~	3,705	~~W~~	—	~~W~~	116,633,945
Grade 2		68,050,042		7,847,126		4,338		—		75,901,506
Grade 3		5,323,745		2,850,266		2,949		—		8,176,960
Grade 4		586,857		1,037,461		7,570		—		1,631,888
Grade 5		12,877		352,046		2,143,708		—		2,508,631

		185,257,805		17,432,855		2,162,270		—		204,852,930

Retail
Grade 1		170,810,128		4,593,302		11,609		—		175,415,039
Grade 2		9,093,868		4,209,451		35,097		—		13,338,416
Grade 3		3,410,624		1,414,439		23,467		—		4,848,530
Grade 4		235,150		400,029		17,998		—		653,177
Grade 5		495,987		445,588		710,341		—		1,651,916

		184,045,757		11,062,809		798,512		—		195,907,078

Credit card
Grade 1		10,640,412		1,113,400		—		—		11,753,812
Grade 2		3,919,053		1,027,546		—		—		4,946,599
Grade 3		1,360,908		1,412,951		—		—		2,773,859
Grade 4		82,565		608,250		—		—		690,815
Grade 5		1,267		130,712		527,256		—		659,235

		16,004,205		4,292,859		527,256		—		20,824,320

		385,307,767		32,788,523		3,488,038		—		421,584,328

Loans measured at fair value through other comprehensive income
Corporate
Grade1		233,868		—		—		—		233,868
Grade2		79,736		—		—		—		79,736
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		313,604		—		—		—		313,604

		313,604		—		—		—		313,604

	~~W~~	385,621,371	~~W~~	32,788,523	~~W~~	3,488,038	~~W~~	—	~~W~~	421,897,932

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	93,033,311	~~W~~	4,646,801	~~W~~	7,042	~~W~~	—	~~W~~	97,687,154
Grade 2		61,701,031		7,060,916		7,817		—		68,769,764
Grade 3		2,702,369		2,507,455		3,055		—		5,212,879
Grade 4		611,743		1,085,704		8,562		—		1,706,009
Grade 5		18,792		394,935		2,162,732		—		2,576,459

		158,067,246		15,695,811		2,189,208		—		175,952,265

Retail
Grade 1		163,261,012		3,536,290		6,789		—		166,804,091
Grade 2		8,828,445		4,197,409		34,896		—		13,060,750
Grade 3		2,519,004		1,322,878		9,012		—		3,850,894
Grade 4		225,262		402,881		8,352		—		636,495
Grade 5		39,466		636,361		672,397		—		1,348,224

		174,873,189		10,095,819		731,446		—		185,700,454

Credit card
Grade 1		8,210,540		412,555		—		—		8,623,095
Grade 2		5,831,625		708,405		—		—		6,540,030
Grade 3		1,526,382		1,216,434		—		—		2,742,816
Grade 4		16,978		247,241		—		—		264,219
Grade 5		2,101		118,907		506,462		—		627,470

		15,587,626		2,703,542		506,462		—		18,797,630

		348,528,061		28,495,172		3,427,116		—		380,450,349

Loans measured at fair value through other comprehensive income
Corporate
Grade1		235,469		—		—		—		235,469
Grade2		57,940		—		—		—		57,940
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		293,409		—		—		—		293,409

		293,409		—		—		—		293,409

	~~W~~	348,821,470	~~W~~	28,495,172	~~W~~	3,427,116	~~W~~	—	~~W~~	380,743,758

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of December 31, 2021 and 2020, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	90,696,507	~~W~~	6,604,758	~~W~~	396,097	~~W~~	97,697,362
Deposits and savings		5,723,090		98,389		79,229		5,900,708
Property and equipment		13,205,822		597,251		319,697		14,122,770
Real estate		182,139,890		13,736,634		1,990,847		197,867,371

	~~W~~	291,765,309	~~W~~	21,037,032	~~W~~	2,785,870	~~W~~	315,588,211

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	79,088,720	~~W~~	5,732,814	~~W~~	187,512	~~W~~	85,009,046
Deposits and savings		5,210,681		149,745		67,047		5,427,473
Property and equipment		11,607,675		808,476		120,471		12,536,622
Real estate		170,171,707		12,836,286		1,836,865		184,844,858

	~~W~~	266,078,783	~~W~~	19,527,321	~~W~~	2,211,895	~~W~~	287,817,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	43,427,028	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	43,427,028
Grade 2		1,039,757		—		—		—		1,039,757
Grade 3		1,371		7,641		—		—		9,012
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		44,468,156		7,641		—		—		44,475,797

Securities measured at fair value through other comprehensive income
Grade 1		51,490,960		—		—		—		51,490,960
Grade 2		4,682,582		—		—		—		4,682,582
Grade 3		42,861		3,973		—		—		46,834
Grade 4		39,135		—		—		—		39,135
Grade 5		—		—		—		—		—

		56,255,538		3,973		—		—		56,259,511

	~~W~~	100,723,694	~~W~~	11,614	~~W~~	—	~~W~~	—	~~W~~	100,735,308

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	36,467,719	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	36,467,719
Grade 2		359,551		—		—		—		359,551
Grade 3		38,847		7,061		—		—		45,908
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,866,117		7,061		—		—		36,873,178

Securities measured at fair value through other comprehensive income
Grade 1		54,576,777		—		—		—		54,576,777
Grade 2		3,746,200		—		—		—		3,746,200
Grade 3		126,391		—		—		—		126,391
Grade 4		7,521		—		—		—		7,521
Grade 5		—		—		—		—		—

		58,456,889		—		—		—		58,456,889

	~~W~~	95,323,006	~~W~~	7,061	~~W~~	—	~~W~~	—	~~W~~	95,330,067

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2021 and 2020, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,548,145	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,548,145
Grade 2		1,305,539		—		—		—		1,305,539
Grade 3		61,177		—		—		—		61,177
Grade 4		439,511		—		—		—		439,511
Grade 5		10,984		—		—		—		10,984

	~~W~~	28,365,356	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,365,356

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	21,437,207	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	21,437,207
Grade 2		334,371		—		—		—		334,371
Grade 3		445,732		13,099		—		—		458,831
Grade 4		479,142		—		—		—		479,142
Grade 5		13,520		—		283		—		13,803

	~~W~~	22,709,972	~~W~~	13,099	~~W~~	283	~~W~~	—	~~W~~	22,723,354

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2021 and 2020, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Deposits, savings, securities, and others	~~W~~	834,175	~~W~~	1,651,322

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)

	December 31, 2021 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	191,601,232	~~W~~	183,222,201	~~W~~	20,766,535	~~W~~	395,589,968	93.70	~~W~~	(2,653,256)	~~W~~	392,936,712
Europe		—		2,673,817		—		2,673,817	0.63		(29,015)		2,644,802
China		34,982		6,743,756		327		6,779,065	1.61		(34,316)		6,744,749
Japan		86		1,039,453		8		1,039,547	0.25		(2,227)		1,037,320
United States		—		3,555,723		—		3,555,723	0.84		(28,113)		3,527,610
Cambodia		1,985,808		3,115,992		—		5,101,800	1.21		(70,660)		5,031,140
Indonesia		1,666,850		3,710,586		55,520		5,432,956	1.29		(841,145)		4,591,811
Others		618,120		1,374,302		1,930		1,994,352	0.47		(25,323)		1,969,029

	~~W~~	195,907,078	~~W~~	205,435,830	~~W~~	20,824,320	~~W~~	422,167,228	100.00	~~W~~	(3,684,055)	~~W~~	418,483,173

(In millions of Korean won)

	December 31, 2020 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	182,344,832	~~W~~	160,385,598	~~W~~	18,734,570	~~W~~	361,465,000	94.85	~~W~~	(2,433,702)	~~W~~	359,031,298
Europe		—		2,042,979		—		2,042,979	0.54		(11,141)		2,031,838
China		—		4,518,737		654		4,519,391	1.19		(20,489)		4,498,902
Japan		94		923,354		10		923,458	0.24		(1,249)		922,209
United States		—		1,962,377		—		1,962,377	0.51		(21,489)		1,940,888
Cambodia		1,444,906		2,280,180		—		3,725,086	0.98		(89,652)		3,635,434
Indonesia		1,483,345		3,637,351		60,959		5,181,655	1.36		(699,947)		4,481,708
Others		427,276		833,080		1,437		1,261,793	0.33		(5,694)		1,256,099

	~~W~~	185,700,453	~~W~~	176,583,656	~~W~~	18,797,630	~~W~~	381,081,739	100.00	~~W~~	(3,283,363)	~~W~~	377,798,376

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income, and amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	22,059,895	10.74	~~W~~	(32,856)	~~W~~	22,027,039
Manufacturing		49,149,918	23.92		(510,762)		48,639,156
Service		86,926,095	42.31		(450,272)		86,475,823
Wholesale and retail		26,862,247	13.08		(257,541)		26,604,706
Construction		5,683,471	2.77		(228,803)		5,454,668
Public sector		2,070,960	1.01		(95,053)		1,975,907
Others		12,683,244	6.17		(311,629)		12,371,615

	~~W~~	205,435,830	100.00	~~W~~	(1,886,916)	~~W~~	203,548,914

(In millions of Korean won)	December 31, 2020
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,044,243	9.09	~~W~~	(20,987)	~~W~~	16,023,256
Manufacturing		45,884,606	25.98		(473,360)		45,411,246
Service		76,001,877	43.04		(385,093)		75,616,784
Wholesale and retail		23,129,457	13.10		(241,021)		22,888,436
Construction		4,397,814	2.49		(190,819)		4,206,995
Public sector		1,660,370	0.94		(74,839)		1,585,531
Others		9,465,289	5.36		(285,660)		9,179,629

	~~W~~	176,583,656	100.00	~~W~~	(1,671,779)	~~W~~	174,911,877

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	93,695,479	43.23	~~W~~	(71,424)	~~W~~	93,624,055
General loan		102,211,599	47.16		(933,571)		101,278,028
Credit card		20,824,320	9.61		(792,144)		20,032,176

	~~W~~	216,731,398	100.00	~~W~~	(1,797,139)	~~W~~	214,934,259

(In millions of Korean won)	December 31, 2020
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	87,312,052	42.70	~~W~~	(61,155)	~~W~~	87,250,897
General loan		98,388,401	48.11		(848,933)		97,539,468
Credit card		18,797,630	9.19		(701,496)		18,096,134

	~~W~~	204,498,083	100.00	~~W~~	(1,611,584)	~~W~~	202,886,499

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	28,365,356	100.00	~~W~~	(2,969)	~~W~~	28,362,387

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Government and government funded institutions		16,101,187	25.56		—		16,101,187
Finance and insurance		35,025,800	55.59		—		35,025,800
Others		11,875,705	18.85		—		11,875,705

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Government and government funded institutions		6,985	0.19		—		6,985
Finance and insurance		3,554,783	95.52		—		3,554,783
Others		159,602	4.29		—		159,602

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Government and government funded institutions		24,609,458	43.74		—		24,609,458
Finance and insurance		22,669,379	40.29		—		22,669,379
Others		8,980,674	15.97		—		8,980,674

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Government and government funded institutions		31,996,180	71.94		(34)		31,996,146
Finance and insurance		10,450,497	23.50		(3,337)		10,447,160
Others		2,029,120	4.56		(798)		2,028,322

		44,475,797	100.00		(4,169)		44,471,628

	~~W~~	196,025,468		~~W~~	(7,138)	~~W~~	196,018,330

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	22,723,354	100.00	~~W~~	(3,263)	~~W~~	22,720,091

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Government and government funded institutions		16,902,284	28.94		—		16,902,284
Finance and insurance		34,244,398	58.62		—		34,244,398
Others		7,268,418	12.44		—		7,268,418

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Government and government funded institutions		44,670	0.81		—		44,670
Finance and insurance		4,925,535	88.82		—		4,925,535
Others		575,180	10.37		—		575,180

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Government and government funded institutions		26,205,864	44.83		—		26,205,864
Finance and insurance		24,847,602	42.51		—		24,847,602
Others		7,403,423	12.66		—		7,403,423

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Government and government funded institutions		24,018,884	65.14		(30)		24,018,854
Finance and insurance		11,019,911	29.89		(2,475)		11,017,436
Others		1,834,383	4.97		(445)		1,833,938

		36,873,178	100.00		(2,950)		36,870,228

	~~W~~	182,114,000		~~W~~	(6,213)	~~W~~	182,107,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	21,051,229	74.21	~~W~~	(574)	~~W~~	21,050,655
United States		2,875,884	10.14		(136)		2,875,748
Others		4,438,243	15.65		(2,259)		4,435,984

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Korea		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Korea		56,920,225	90.35		—		56,920,225
United States		3,334,888	5.29		—		3,334,888
Others		2,747,579	4.36		—		2,747,579

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Korea		1,639,657	44.06		—		1,639,657
United States		753,896	20.26		—		753,896
France		370,787	9.96		—		370,787
Singapore		117,964	3.17		—		117,964
Japan		96,438	2.59		—		96,438
Others		742,628	19.96		—		742,628

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Korea		51,484,332	91.51		—		51,484,332
United States		1,417,898	2.52		—		1,417,898
Others		3,357,281	5.97		—		3,357,281

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Korea		41,912,154	94.24		(3,183)		41,908,971
United States		1,188,427	2.67		(466)		1,187,961
Others		1,375,216	3.09		(520)		1,374,696

		44,475,797	100.00		(4,169)		44,471,628

	~~W~~	196,025,468		~~W~~	(7,138)	~~W~~	196,018,330

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	16,535,849	72.78	~~W~~	(607)	~~W~~	16,535,242
United States		2,030,614	8.94		(283)		2,030,331
Others		4,156,891	18.28		(2,373)		4,154,518

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Korea		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Korea		53,991,978	92.43		—		53,991,978
United States		2,370,538	4.06		—		2,370,538
Others		2,052,584	3.51		—		2,052,584

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Korea		2,885,214	52.03		—		2,885,214
United States		706,866	12.75		—		706,866
Others		1,953,305	35.22		—		1,953,305

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Korea		54,786,461	93.72		—		54,786,461
United States		942,151	1.61		—		942,151
Others		2,728,277	4.67		—		2,728,277

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Korea		34,545,872	93.69		(2,283)		34,543,589
United States		1,049,387	2.85		(241)		1,049,146
Others		1,277,919	3.46		(426)		1,277,493

		36,873,178	100.00		(2,950)		36,870,228

	~~W~~	182,114,000		~~W~~	(6,213)	~~W~~	182,107,787

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,939,584	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss [1]		9,149,396		—		—		—		—		—		9,149,396
Derivatives held for trading [1]		3,509,789		—		—		—		—		—		3,509,789
Derivatives held for hedging [2]		—		11,355		9,993		31,135		31,640		1,423		85,546
Deposits [3]		204,616,202		16,556,213		31,123,968		111,140,222		10,157,238		1,329,120		374,922,963
Borrowings		8,504,084		17,807,785		5,318,699		13,861,238		10,380,171		1,003,369		57,381,997
Debentures		14,528		3,438,621		5,319,218		20,496,869		34,863,044		6,509,966		70,641,727
Lease liabilities		139		23,387		42,406		157,536		334,359		50,555		608,382
Other financial liabilities		217,874		22,953,515		203,897		354,876		934,389		372,745		25,037,296

	~~W~~	228,951,596	~~W~~	60,790,876	~~W~~	42,524,313	~~W~~	146,041,876	~~W~~	56,700,841	~~W~~	9,267,178	~~W~~	544,276,680

Off-balance sheet items
Commitments [4]	~~W~~	170,218,143	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	170,218,143
Acceptances and guarantees contracts		10,199,689		—		—		—		—		—		10,199,689
Financial guarantee contracts [5]		6,892,464		—		—		—		—		—		6,892,464

	~~W~~	187,310,296	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	187,310,296

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,025,952	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,025,952
Financial liabilities designated at fair value through profit or loss [1]		9,784,107		—		—		—		—		—		9,784,107
Derivatives held for trading [1]		5,014,072		—		—		—		—		—		5,014,072
Derivatives held for hedging [2]		—		3,123		4,120		62,147		35,198		109		104,697
Deposits [3]		182,111,594		17,207,360		28,485,765		99,879,946		12,133,364		1,664,509		341,482,538
Borrowings		9,333,894		17,730,230		4,923,897		9,617,100		7,616,809		938,374		50,160,304
Debentures		18,105		2,806,105		6,769,859		14,330,686		35,512,544		6,241,226		65,678,525
Lease liabilities		205		22,372		40,376		152,084		332,033		44,882		591,952
Other financial liabilities		217,866		24,153,880		208,745		329,291		748,593		215,447		25,873,822

	~~W~~	208,505,795	~~W~~	61,923,070	~~W~~	40,432,762	~~W~~	124,371,254	~~W~~	56,378,541	~~W~~	9,104,547	~~W~~	500,715,969

Off-balance sheet items
Commitments [4]	~~W~~	159,133,983	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	159,133,983
Acceptances and guarantees contracts		8,548,928		—		—		—		—		—		8,548,928
Financial guarantee contracts [5]		4,964,468		—		—		—		—		—		4,964,468

	~~W~~	172,647,379	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	172,647,379

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	(102)	~~W~~	(2,647)	~~W~~	(252)	~~W~~	24,812	~~W~~	(11)	~~W~~	21,800
Cash flow to be received of gross-settled derivatives		126,429		325,664		619,100		2,084,618		—		3,155,811
Cash flow to be paid of gross-settled derivatives		(130,919)		(329,546)		(630,023)		(1,428,759)		—		(2,519,247)

(In millions of Korean won)	December 31, 2020
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	(1,082)	~~W~~	(5,569)	~~W~~	(15,132)	~~W~~	(25,354)	~~W~~	290	~~W~~	(46,847)
Cash flow to be received of gross-settled derivatives		85,064		220,339		517,929		2,289,277		—		3,112,609
Cash flow to be paid of gross-settled derivatives		(88,952)		(221,261)		(523,442)		(1,616,530)		—		(2,450,185)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by each subsidiary.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.2 Risk management (cont’d)

Details of financial instruments that have not been converted to alternative interest rate benchmark as of December 31, 2021, are as follows:

(In millions of Korean won)	December 31, 2021
	Exposure amount *
	USD LIBOR		Others
Measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	4,695	~~W~~	—
Financial liabilities designated at fair value through profit or loss		92,833		—
Financial investments		231,702		—
Measured at amortized cost:
Loans		3,734,401		55,800
Borrowings and debentures		867,731		—
Others:
Derivative financial instruments		1,398,607		—

*

Financial instruments to be expired before transition to alternative interest rate benchmark are excluded, and non-derivative financial instruments are the carrying amount and others are the nominal amount.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.

4.4.3.2 Observation method of market risk arising from trading positions

Subsidiaries of the Group measure market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Group manages market risk arising from trading positions at the portfolio level. In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.3.3 VaR

(a) VaR

Kookmin Bank, a major subsidiary, uses the risk-based valuation method (VaR) to measure the market risk of the trading position. Kookmin Bank uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confidence level of distribution of value changes in the portfolio and the current market value.

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under a certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for the normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When a subsidiary with a trading position measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if the internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions. In addition, non-bank subsidiaries use the same standard method as the regulatory capital calculation method in order to enhance the effectiveness of market risk VaR management (improving the link with regulatory capital).

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.3.3 VaR (cont’d)

(c) Stress Testing

The Group carries out stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rate, stock price, foreign exchange rate, and implied volatility of derivatives that have a significant impact on portfolio value in a crisis. The Group carries out stress testing through historical and hypothetical scenarios. This stress testing is carried out at least once a year.

Ten-day VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions of Kookmin Bank for the years ended December 31, 2021 and 2020, are as follows:

Kookmin Bank

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Interest rate risk	~~W~~	20,051	~~W~~	6,372	~~W~~	55,670	~~W~~	16,534
Stock price risk		9,067		4,537		24,824		5,513
Currency risk		27,886		17,820		49,264		21,522
Diversification effect								(13,039)

Total VaR	~~W~~	40,915	~~W~~	15,986	~~W~~	115,347	~~W~~	30,530

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Interest rate risk	~~W~~	59,147	~~W~~	9,588	~~W~~	105,983	~~W~~	50,795
Stock price risk		15,379		3,787		24,821		24,821
Currency risk		36,281		5,302		67,766		49,338
Diversification effect								(7,320)

Total VaR	~~W~~	105,428	~~W~~	14,225	~~W~~	158,798	~~W~~	117,634

Meanwhile, the positions which are not measured by VaR as of December 31, 2021 and 2020 and required equity capital of non-bank subsidiaries using the standard method for the years ended December 31, 2021 and 2020, are as follows:

Kookmin Bank

(In millions of Korean won)	December 31, 2021		December 31, 2020
Interest rate risk	~~W~~	25,432	~~W~~	40,290
Stock price risk		6		7,088
Currency risk		46,173		23,938

	~~W~~	71,611	~~W~~	71,316

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.3.3 VaR (cont’d)

KB Securities Co., Ltd.

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Interest rate risk	~~W~~	724,482	~~W~~	657,094	~~W~~	821,864	~~W~~	821,864
Stock price risk		249,320		207,425		299,221		278,356
Currency risk		14,275		6,808		22,543		22,543
Commodity risk		88		3		210		19

	~~W~~	988,165	~~W~~	871,330	~~W~~	1,143,838	~~W~~	1,122,782

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Interest rate risk	~~W~~	656,651	~~W~~	575,053	~~W~~	755,704	~~W~~	755,704
Stock price risk		267,186		213,639		317,478		213,639
Currency risk		15,113		8,759		21,907		10,588
Commodity risk		18		1		56		18

	~~W~~	938,968	~~W~~	797,452	~~W~~	1,095,145	~~W~~	979,949

KB Insurance Co., Ltd.

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Interest rate risk	~~W~~	5,445	~~W~~	3,854	~~W~~	6,553	~~W~~	5,906
Currency risk		34,560		28,035		40,853		40,853

	~~W~~	40,005	~~W~~	31,889	~~W~~	47,406	~~W~~	46,759

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Interest rate risk	~~W~~	5,682	~~W~~	2,850	~~W~~	7,652	~~W~~	7,055
Currency risk		26,529		23,491		29,339		28,891

	~~W~~	32,211	~~W~~	26,341	~~W~~	36,991	~~W~~	35,946

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Currency risk	~~W~~	13,029	~~W~~	7,744	~~W~~	16,094	~~W~~	15,637

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Currency risk	~~W~~	2,712	~~W~~	169	~~W~~	7,861	~~W~~	7,546

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.3.3 VaR (cont’d)

Prudential Life Insurance Company of Korea Ltd.

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Currency risk	~~W~~	4,676	~~W~~	1,337	~~W~~	7,211	~~W~~	6,963

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Currency risk	~~W~~	7,977	~~W~~	7,977	~~W~~	7,977	~~W~~	7,977

KB Asset Management Co., Ltd.

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Currency risk	~~W~~	2,151	~~W~~	1,053	~~W~~	3,085	~~W~~	2,405

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Interest rate risk	~~W~~	1,298	~~W~~	—	~~W~~	2,589	~~W~~	—
Stock price risk		3,382		—		9,484		—
Currency risk		812		1,208		1,523		1,141

	~~W~~	5,492	~~W~~	1,208	~~W~~	13,596	~~W~~	1,141

KB Capital Co., Ltd.

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Currency risk	~~W~~	1,121	~~W~~	867	~~W~~	1,280	~~W~~	1,280

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Currency risk	~~W~~	810	~~W~~	297	~~W~~	1,315	~~W~~	896

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Interest rate risk	~~W~~	2,095	~~W~~	1,072	~~W~~	2,932	~~W~~	1,072
Currency risk		4,216		1,725		6,651		6,378

	~~W~~	6,311	~~W~~	2,797	~~W~~	9,583	~~W~~	7,450

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Interest rate risk	~~W~~	3,054	~~W~~	1,784	~~W~~	4,389	~~W~~	2,743

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.3.3 VaR (cont’d)

KB Real Estate Trust Co., Ltd.

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Stock price risk	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Stock price risk	~~W~~	399	~~W~~	—	~~W~~	435	~~W~~	—

KB Investment Co., Ltd.

(In millions of Korean won)	2021
	Average		Minimum		Maximum		Dec. 31, 2021
Stock price risk	~~W~~	5,114	~~W~~	3,518	~~W~~	10,518	~~W~~	10,518
Currency risk		13,706		11,269		18,452		18,301

	~~W~~	18,820	~~W~~	14,787	~~W~~	28,970	~~W~~	28,819

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Stock price risk	~~W~~	1,153	~~W~~	—	~~W~~	7,588	~~W~~	6,253
Currency risk		11,864		10,167		12,625		11,655

	~~W~~	13,017	~~W~~	10,167	~~W~~	20,213	~~W~~	17,908

4.4.3.4 Details of risk factors

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risk associated with trading accounts using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk occurs mainly in trading stocks denominated in Korean won. The portfolio of trading stocks denominated in Korean won consists of stocks listed on the exchange and derivatives linked to stocks and is managed by strict distributed investment limits.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Group also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Qualitative disclosure

(a) Definition of interest rate risk for risk management and measurement purposes

Interest rate risk is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

(b) Overall interest rate risk management and mitigation strategy

The interest rate risk management department establishes and sets interest rate risk management policies and limit once a year by a resolution of the Risk Management Council considering the mid to long-term management strategy and macroeconomic status. The interest rate risk management department analyzes interest rate risk crisis situations assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council and observes changes in interest rate risk and compliance with risk limits to devise timely countermeasures and reports the management status regularly and frequently to the Risk Management Council. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

(c) Specific methodologies used to calculate interest rate risk measurement cycles and sensitivity

In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Group calculates monthly interest rate gap and duration gap for assets and liabilities.

(d) Interest rate shock and stress scenarios used to estimate changes in the economic value and in earnings

The Group calculates ΔEVE by applying following six interest rate shock and stress scenarios, and ΔNII by applying parallel shock up and parallel shock down scenarios.

•	Scenario 1 : Parallel shock up

•	Scenario 2 : Parallel shock down

•	Scenario 3 : Steepener shock (short rates down and long rates up)

•	Scenario 4 : Flattener shock (short rates up and long rates down)

•	Scenario 5 : Short rates shock up

•	Scenario 6 : Short rates shock down

(e) Key modeling assumptions used separately

The Group calculates interest rate risk for internal management purpose, assuming a historical-simulation based on interest rate volatility during the past financial crisis (FY2008-FY2009), distribution of assets/liabilities portfolio, and 27 interest rate gaps considering management strategy direction.

(f) Interest rate risk hedging methodology and related accounting

Subsidiaries which are subject to interest rate risk measurement hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows and officially document and manage the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.4.1 Qualitative disclosure (cont’d)

(g) Key modeling and parametric assumptions used in calculating ΔEVE and ΔNII

Subsidiaries which are subject to interest rate risk measurement calculate interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items. The main assumptions of the IRRBB standard method for calculating ΔEVE, ΔNII are as follows:

(Classification of time buckets of cash flows (19 buckets in total))

Time bucket intervals (D:Day M:Months Y:Years tcf:Repricing date)
Short-term rates	1D (0.0028Y)	1D< tcf ≤1M (0.0417Y)	1M< tcf ≤3M (0.1667Y)	3M< tcf ≤6M (0.375Y)	6M< tcf ≤9M (0.625Y)	9M< tcf ≤1Y (0.875Y)	1Y< tcf ≤1.5Y (1.25Y)	1.5Y< tcf ≤2Y (1.75Y)
Medium-term rates	2Y< tcf ≤3Y (2.5Y)	3Y< tcf ≤4Y (3.5Y)	4Y< tcf ≤5Y (4.5Y)	5Y< tcf ≤6Y (5.5Y)	6Y< tcf ≤7Y (6.5Y)
Long-term rates	7Y< tcf ≤8Y (7.5Y)	8Y< tcf ≤9Y (8.5Y)	9Y< tcf ≤10Y (9.5Y)	10Y< tcf ≤15Y (12.5Y)	15Y< tcf ≤20Y (17.5Y)	tcf >20Y (25Y)

*	The number in brackets is the time bucket’s midpoint.

(Caps on core deposit and average maturity by category for non-maturity deposits)

	Cap on proportion of core deposits (%)	Cap on average maturity of core deposits (years)
Retail/transactional	90	5
Retail/non-transactional	70	4.5
Wholesale	50	4

4.4.4.2 Quantitative disclosure

The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years.

(a) Kookmin Bank

ΔEVE is calculated by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021				December 31, 2020
	ΔEVE		ΔNII		ΔEVE		ΔNII
Scenario 1 (Parallel shock up)	~~W~~	936,965	~~W~~	564,771	~~W~~	544,087	~~W~~	415,339
Scenario 2 (Parallel shock down)		—		—		—		—
Scenario 3 (Short rates down, long rates up)		273,951				245,337
Scenario 4 (Short rates up, long rates down)		311,497				423,673
Scenario 5 (Short rates shock up)		568,246				466,220
Scenario 6 (Short rates shock down)		345,987				480,246
Maximum out of six scenarios		936,965		564,771		544,087		415,339
Basic capital		30,491,173				28,234,310

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.4.2 Quantitative disclosure (cont’d)

(b) Non-bank subsidiaries

ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021				December 31, 2020
	ΔEVE		ΔNII		ΔEVE		ΔNII
KB Securities Co., Ltd.	~~W~~	173,199	~~W~~	272,676	~~W~~	134,136	~~W~~	469,043
KB Insurance Co., Ltd.		939,720		37,119		730,313		38,697
KB Kookmin Card Co., Ltd.		93,232		225,581		283,780		135,628
Prudential Life Insurance Company of Korea Ltd.		611,930		24,135		497,798		14,434
KB Capital Co., Ltd.		105,728		41,112		108,306		26,166
KB Life Insurance Co., Ltd.		143,393		33,942		48,879		35,071
KB Savings Bank Co., Ltd.		20,077		786		25,878		499

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	6,995,653	~~W~~	420,964	~~W~~	482,144	~~W~~	96,951	~~W~~	570,186	~~W~~	1,646,253	~~W~~	10,212,151
Financial assets at fair value through profit or loss		7,217,843		12,047		514,047		11,024		16,113		261,029		8,032,103
Derivatives held for trading		222,759		221		44,384		534		5,549		21,762		295,209
Derivatives held for hedging		104,091		—		—		—		—		4,541		108,632
Loans measured at amortized cost		26,605,737		597,413		1,777,967		234,612		1,774,589		6,518,650		37,508,968
Financial assets at fair value through other comprehensive income		6,604,010		5,152		121,573		6,272		536,747		405,391		7,679,145
Financial assets at amortized cost		2,267,233		—		300,856		—		48,435		710,950		3,327,474
Other financial assets		1,893,691		37,036		100,041		7,082		69,307		252,337		2,359,494

	~~W~~	51,911,017	~~W~~	1,072,833	~~W~~	3,341,012	~~W~~	356,475	~~W~~	3,020,926	~~W~~	9,820,913	~~W~~	69,523,176

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,496,712	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,496,712
Derivatives held for trading		376,230		6,099		61,941		19,833		18,223		117,217		599,543
Derivatives held for hedging		42,470		—		—		—		—		—		42,470
Deposits		21,324,104		900,044		1,873,026		106,456		1,943,015		5,402,000		31,548,645
Borrowings		15,597,440		456,029		386,023		496,084		—		2,176,532		19,112,108
Debentures		6,366,475		—		1,338,391		—		102,443		708,353		8,515,662
Other financial liabilities		1,834,429		23,158		140,779		16,543		93,933		211,516		2,320,358

	~~W~~	47,037,860	~~W~~	1,385,330	~~W~~	3,800,160	~~W~~	638,916	~~W~~	2,157,614	~~W~~	8,615,618	~~W~~	63,635,498

Off-balance sheet items	~~W~~	19,149,581	~~W~~	353	~~W~~	262,116	~~W~~	2,991	~~W~~	250,239	~~W~~	844,384	~~W~~	20,509,664

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.5 Financial assets and liabilities denominated in foreign currencies (cont’d)

(In millions of Korean won)	December 31, 2020
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	4,482,459	~~W~~	583,545	~~W~~	558,793	~~W~~	113,586	~~W~~	878,798	~~W~~	1,152,515	~~W~~	7,769,696
Financial assets at fair value through profit or loss		5,464,176		39,817		508,587		30,030		6,046		177,545		6,226,201
Derivatives held for trading		339,190		18,061		41,834		1,774		4,344		9,724		414,927
Derivatives held for hedging		112,431		—		—		—		—		—		112,431
Loans measured at amortized cost		18,783,163		565,918		1,387,089		259,787		1,617,715		5,597,016		28,210,688
Financial assets at fair value through other comprehensive income		5,446,539		5,271		35,478		—		342,804		224,801		6,054,893
Financial assets at amortized cost		1,660,713		—		300,315		—		108,594		537,966		2,607,588
Other financial assets		2,747,958		50,573		231,435		20,162		122,642		353,707		3,526,477

	~~W~~	39,036,629	~~W~~	1,263,185	~~W~~	3,063,531	~~W~~	425,339	~~W~~	3,080,943	~~W~~	8,053,274	~~W~~	54,922,901

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,267,690	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,267,690
Derivatives held for trading		497,975		21,221		84,712		1,817		42,023		36,625		684,373
Derivatives held for hedging		139,528		—		—		—		—		14,050		153,578
Deposits		16,441,107		933,268		991,872		66,440		1,755,272		4,331,641		24,519,600
Borrowings		10,068,379		485,618		402,802		501,716		439		1,728,281		13,187,235
Debentures		5,135,667		—		666,873		—		—		308,675		6,111,215
Other financial liabilities		3,407,300		38,979		98,093		9,911		51,331		237,281		3,842,895

	~~W~~	36,957,646	~~W~~	1,479,086	~~W~~	2,244,352	~~W~~	579,884	~~W~~	1,849,065	~~W~~	6,656,553	~~W~~	49,766,586

Off-balance sheet items	~~W~~	14,991,859	~~W~~	32,200	~~W~~	248,007	~~W~~	741	~~W~~	253,472	~~W~~	906,502	~~W~~	16,432,781

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets
(Common Equity Tier 1 Capital ratio of 8.0%, Tier 1 Capital ratio of 9.5%, and Total Capital ratio of 11.5%) as of December 31, 2021.

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Financial Holding Companies as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Financial Holding Companies, and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Financial Holding Companies and uses them to calculate capital adequacy ratio.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.6 Capital Management (cont’d)

The Group evaluates and manages capital adequacy through separate internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the insolvency from future unexpected losses. The Group operates a system to measure, allocate, and manage internal capital to major subsidiaries by risk type.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Total Capital:	~~W~~	45,882,765	~~W~~	40,080,136
Tier 1 Capital		42,305,442		36,895,778
Common Equity Tier 1 Capital		39,144,259		34,886,283
Additional Tier 1 Capital		3,161,183		2,009,495
Tier 2 Capital		3,577,323		3,184,358
Risk-Weighted Assets:		290,913,570		262,349,242
Total Capital ratio (%):		15.77		15.28
Tier 1 Capital ratio (%)		14.54		14.06
Common Equity Tier 1 Capital ratio (%)		13.46		13.30

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products, and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of and for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues from external customers	~~W~~	3,589,404	~~W~~	2,958,198	~~W~~	1,585,192	~~W~~	8,132,794	~~W~~	1,675,977	~~W~~	1,285,593	~~W~~	1,773,989	~~W~~	631,065	~~W~~	984,185	~~W~~	—	~~W~~	14,483,603
Intersegment net operating revenues (expenses)		34,771		—		271,887		306,658		11,002		(53,017)		(158,545)		(7,273)		98,215		(197,040)		—

		3,624,175		2,958,198		1,857,079		8,439,452		1,686,979		1,232,576		1,615,444		623,792		1,082,400		(197,040)		14,483,603

Net interest income		3,802,477		3,541,539		384,460		7,728,476		556,386		625,228		1,390,753		519,609		411,874		(2,754)		11,229,572
Interest income		5,317,800		4,437,930		918,631		10,674,361		824,775		634,816		1,768,215		523,882		816,515		(31,686)		15,210,878
Interest expense		(1,515,323)		(896,391)		(534,171)		(2,945,885)		(268,389)		(9,588)		(377,462)		(4,273)		(404,641)		28,932		(3,981,306)
Net fee and commission income (expenses)		390,619		392,060		405,202		1,187,881		1,014,801		(173,348)		546,022		(26,895)		1,068,648		8,474		3,625,583
Fee and commission income		534,749		535,530		516,665		1,586,944		1,201,670		10,418		1,644,806		433		1,187,661		(308,326)		5,323,606
Fee and commission expense		(144,130)		(143,470)		(111,463)		(399,063)		(186,869)		(183,766)		(1,098,784)		(27,328)		(119,013)		316,800		(1,698,023)
Net insurance income		—		—		—		—		—		493,271		11,589		56,871		—		(5,020)		556,711
Insurance income		—		—		—		—		—		12,722,178		21,711		3,406,145		—		(42,176)		16,107,858
Insurance expense		—		—		—		—		—		(12,228,907)		(10,122)		(3,349,274)		—		37,156		(15,551,147)
Net gains on financial instruments at fair value through profit or loss		29,407		—		313,427		342,834		123,183		369,864		3,431		137,343		184,467		(165,818)		995,304
Net other operating income (expenses)		(598,328)		(975,401)		753,990		(819,739)		(7,391)		(82,439)		(336,351)		(63,136)		(582,589)		(31,922)		(1,923,567)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,831,948)	~~W~~	(2,036,855)	~~W~~	(533,928)	~~W~~	(4,402,731)	~~W~~	(855,142)	~~W~~	(833,597)	~~W~~	(577,734)	~~W~~	(203,198)	~~W~~	(438,170)	~~W~~	109,719	~~W~~	(7,200,853)
Operating income before provision for credit losses		1,792,227		921,343		1,323,151		4,036,721		831,837		398,979		1,037,710		420,594		644,230		(87,321)		7,282,750
Reversal (provision) of credit losses		(392,956)		(125,876)		(3,896)		(522,728)		(18,438)		(5,476)		(465,342)		1,677		(175,568)		742		(1,185,133)
Net operating income		1,399,271		795,467		1,319,255		3,513,993		813,399		393,503		572,368		422,271		468,662		(86,579)		6,097,617
Share of profit (loss) of associates and joint ventures		—		—		57,156		57,156		14,484		(143)		785		—		9,411		11,833		93,526
Net other non-operating income (expenses)		(9,237)		—		(70,368)		(79,605)		(18,307)		17,446		(7,378)		(158)		2,408		(23,943)		(109,537)
Segment profit before income tax expense		1,390,034		795,467		1,306,043		3,491,544		809,576		410,806		565,775		422,113		480,481		(98,689)		6,081,606
Income tax expense		(368,577)		(218,753)		(366,185)		(953,515)		(215,424)		(108,715)		(144,611)		(132,510)		(148,044)		5,594		(1,697,225)

Profit for the year	~~W~~	1,021,457	~~W~~	576,714	~~W~~	939,858	~~W~~	2,538,029	~~W~~	594,152	~~W~~	302,091	~~W~~	421,164	~~W~~	289,603	~~W~~	332,437	~~W~~	(93,095)	~~W~~	4,384,381

Profit attributable to shareholders of the Parent Company		1,022,699		576,714		991,351		2,590,764		594,301		301,836		418,898		289,603		330,563		(116,422)		4,409,543
Profit (loss) attributable to non-controlling interests		(1,242)		—		(51,493)		(52,735)		(149)		255		2,266		—		1,874		23,327		(25,162)
Total assets *		189,310,448		169,513,344		124,741,106		483,564,898		55,493,984		41,472,227		27,349,561		36,921,678		52,929,567		(33,836,081)		663,895,834
Total liabilities *		197,834,530		180,815,013		72,026,442		450,675,985		50,008,422		37,328,955		22,793,919		34,166,882		23,191,051		(2,563,300)		615,601,914

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2020
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues from external customers	~~W~~	2,833,601	~~W~~	2,918,826	~~W~~	1,797,921	~~W~~	7,550,348	~~W~~	1,448,409	~~W~~	1,027,269	~~W~~	1,538,230	~~W~~	237,416	~~W~~	690,970	~~W~~	—	~~W~~	12,492,642
Intersegment net operating revenues (expenses)		178,199		—		108,118		286,317		(6,366)		5,976		(183,480)		(9,655)		324,910		(417,702)		—

		3,011,800		2,918,826		1,906,039		7,836,665		1,442,043		1,033,245		1,354,750		227,761		1,015,880		(417,702)		12,492,642

Net interest income		3,238,002		3,178,280		338,484		6,754,766		510,566		615,951		1,265,703		260,925		314,832		(469)		9,722,274
Interest income		4,899,943		4,519,579		1,036,643		10,456,165		820,100		616,852		1,631,520		261,056		726,668		(26,614)		14,485,747
Interest expense		(1,661,941)		(1,341,299)		(698,159)		(3,701,399)		(309,534)		(901)		(365,817)		(131)		(411,836)		26,145		(4,763,473)
Net fee and commission income (expenses)		363,459		406,603		297,860		1,067,922		916,758		(171,220)		400,485		(18,059)		776,282		(13,229)		2,958,939
Fee and commission income		480,190		529,178		440,319		1,449,687		1,037,545		8,571		1,485,718		98		871,499		(326,094)		4,527,024
Fee and commission expense		(116,731)		(122,575)		(142,459)		(381,765)		(120,787)		(179,791)		(1,085,233)		(18,157)		(95,217)		312,865		(1,568,085)
Net insurance income (expenses)		—		—		—		—		—		376,827		13,283		(91,410)		—		1,293		299,993
Insurance income		—		—		—		—		—		12,367,894		23,989		2,026,052		—		(31,295)		14,386,640
Insurance expense		—		—		—		—		—		(11,991,067)		(10,706)		(2,117,462)		—		32,588		(14,086,647)
Net gains (losses) on financial instruments at fair value through profit or loss		(52,493)		—		296,676		244,183		117,792		259,274		5,904		71,350		396,626		(83,763)		1,011,366
Net other operating income (expenses)		(537,168)		(666,057)		973,019		(230,206)		(103,073)		(47,587)		(330,625)		4,955		(471,860)		(321,534)		(1,499,930)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2020
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,555,089)	~~W~~	(2,072,515)	~~W~~	(573,742)	~~W~~	(4,201,346)	~~W~~	(844,503)	~~W~~	(810,923)	~~W~~	(514,845)	~~W~~	(152,271)	~~W~~	(405,530)	~~W~~	114,606	~~W~~	(6,814,812)
Operating income before provision for credit losses		1,456,711		846,311		1,332,297		3,635,319		597,540		222,322		839,905		75,490		610,350		(303,096)		5,677,830
Reversal (provision) of credit losses		(204,302)		(264,943)		(14,937)		(484,182)		(23,827)		7,569		(396,376)		472		(148,127)		973		(1,043,498)
Net operating income		1,252,409		581,368		1,317,360		3,151,137		573,713		229,891		443,529		75,962		462,223		(302,123)		4,634,332
Share of profit (loss) of associates and joint ventures		—		—		(48,158)		(48,158)		3,598		(42)		1,127		1		553		(829)		(43,750)
Net other non-operating income (expenses)		5,490		—		23,354		28,844		4,472		16,142		(6,636)		(16,270)		40,927		121,911		189,390
Segment profit before income tax expense		1,257,899		581,368		1,292,556		3,131,823		581,783		245,991		438,020		59,693		503,703		(181,041)		4,779,972
Income tax expense		(339,728)		(159,876)		(312,700)		(812,304)		(156,135)		(68,821)		(114,027)		(27,167)		(97,268)		11,328		(1,264,394)

Profit for the year	~~W~~	918,171	~~W~~	421,492	~~W~~	979,856	~~W~~	2,319,519	~~W~~	425,648	~~W~~	177,170	~~W~~	323,993	~~W~~	32,526	~~W~~	406,435	~~W~~	(169,713)	~~W~~	3,515,578

Profit attributable to shareholders of the Parent Company		917,956		421,492		958,747		2,298,195		425,622		177,181		324,662		32,526		404,381		(194,119)		3,468,448
Profit (loss) attributable to non-controlling interests		215		—		21,109		21,324		26		(11)		(669)		—		2,054		24,406		47,130
Total assets *		164,323,181		161,330,053		112,790,880		438,444,114		57,570,654		39,125,869		24,071,645		35,546,572		47,408,052		(31,446,962)		610,719,944
Total liabilities *		167,236,387		176,571,944		64,227,709		408,036,040		52,516,488		35,093,312		19,789,959		32,524,518		21,598,232		(2,240,962)		567,317,587

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Banking service	~~W~~	8,132,794	~~W~~	7,550,348
Securities service		1,675,977		1,448,409
Non-life insurance service		1,285,593		1,027,269
Credit card service		1,773,989		1,538,230
Life insurance service		631,065		237,416
Others		984,185		690,970

	~~W~~	14,483,603	~~W~~	12,492,642

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2021 and 2020, and major non-current assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2021		2020		December 31, 2021		December 31, 2020
Domestic	~~W~~	13,525,769	~~W~~	11,891,540	~~W~~	9,853,970	~~W~~	10,216,017
United States		112,388		114,044		45,530		45,353
New Zealand		12,857		3,554		1,932		2,385
China		127,939		84,821		21,416		13,971
Cambodia		410,482		250,426		35,668		32,354
United Kingdom		29,764		28,681		86,361		81,879
Indonesia		166,683		44,392		437,088		387,237
Others		97,721		75,184		20,446		51,288
Consolidation adjustments		—		—		518,788		487,742

	~~W~~	14,483,603	~~W~~	12,492,642	~~W~~	11,021,199	~~W~~	11,318,226

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	31,009,374	~~W~~	31,081,231
Financial assets at fair value through profit or loss:		66,005,815		66,005,815
Due from financial institutions		200,742		200,742
Debt securities		63,002,692		63,002,692
Equity securities		2,419,463		2,419,463
Loans		269,296		269,296
Others		113,622		113,622
Derivatives held for trading		3,532,542		3,532,542
Derivatives held for hedging		188,828		188,828
Loans measured at amortized cost		417,900,273		417,775,260
Securities measured at amortized cost		44,471,628		44,392,419
Financial assets at fair value through other comprehensive income:		60,376,243		60,376,243
Debt securities		56,259,511		56,259,511
Equity securities		3,803,128		3,803,128
Loans		313,604		313,604
Other financial assets		10,755,350		10,755,350

	~~W~~	634,240,053	~~W~~	634,107,688

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss		9,149,396		9,149,396
Derivatives held for trading		3,509,789		3,509,789
Derivatives held for hedging		172,469		172,469
Deposits		372,023,918		371,936,631
Borrowings		56,912,374		56,805,938
Debentures		67,430,188		67,288,409
Other financial liabilities		29,494,402		29,494,402

	~~W~~	541,632,120	~~W~~	541,296,618

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	25,608,842	~~W~~	25,612,273
Financial assets at fair value through profit or loss:		61,035,455		61,035,455
Due from financial institutions		100,094		100,094
Debt securities		58,415,100		58,415,100
Equity securities		2,092,313		2,092,313
Loans		337,983		337,983
Others		89,965		89,965
Derivatives held for trading		5,210,512		5,210,512
Derivatives held for hedging		334,873		334,873
Loans measured at amortized cost		377,166,984		378,791,808
Securities measured at amortized cost		36,870,229		38,026,073
Financial assets at fair value through other comprehensive income:		61,825,197		61,825,197
Debt securities		58,456,889		58,456,889
Equity securities		3,074,899		3,074,899
Loans		293,409		293,409
Other financial assets		14,167,689		14,167,689

	~~W~~	582,219,781	~~W~~	585,003,880

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		9,784,107		9,784,107
Derivatives held for trading		5,014,072		5,014,072
Derivatives held for hedging		208,825		208,825
Deposits		338,580,220		338,833,784
Borrowings		49,827,156		50,081,900
Debentures		62,760,687		63,189,132
Other financial liabilities		28,612,288		28,612,288

	~~W~~	496,813,306	~~W~~	497,750,059

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans measured at amortized cost	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3 *
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	13,108,985	~~W~~	40,205,783	~~W~~	12,691,047	~~W~~	66,005,815
Due from financial institutions		—		128,726		72,016		200,742
Debt securities		12,146,181		39,300,923		11,555,588		63,002,692
Equity securities		849,182		600,768		969,513		2,419,463
Loans		—		175,366		93,930		269,296
Others		113,622		—		—		113,622
Derivatives held for trading		81,408		3,241,129		210,005		3,532,542
Derivatives held for hedging		—		188,828		—		188,828
Financial assets at fair value through other comprehensive income:		20,027,158		38,900,548		1,448,537		60,376,243
Debt securities		17,706,456		38,553,055		—		56,259,511
Equity securities		2,320,702		47,859		1,434,567		3,803,128
Loans		—		299,634		13,970		313,604

	~~W~~33,217,551		~~W~~82,536,288		~~W~~14,349,589		~~W~~130,103,428

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	—	~~W~~	—	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss		36,938		1,294,944		7,817,514		9,149,396
Derivatives held for trading		211,132		3,124,057		174,600		3,509,789
Derivatives held for hedging		—		172,469		—		172,469

	~~W~~3,187,654		~~W~~4,591,470		~~W~~7,992,114		~~W~~15,771,238

*

Includes KB Securities Co., Ltd.’s OTC derivatives consisting of ~~W~~ 128,083 million of financial assets at fair value through profit or loss (debt instruments), ~~W~~ 7,829,041 million of financial liabilities designated at fair value through profit or loss, ~~W~~ 209,809 million of derivative financial assets, and ~~W~~ 168,464 million of derivative financial liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	14,508,028	~~W~~	35,298,665	~~W~~	11,228,762	~~W~~	61,035,455
Due from financial institutions		—		10,011		90,083		100,094
Debt securities		13,316,819		34,580,168		10,518,113		58,415,100
Equity securities		1,101,244		409,259		581,810		2,092,313
Loans		—		299,227		38,756		337,983
Others		89,965		—		—		89,965
Derivatives held for trading		90,459		4,678,185		441,868		5,210,512
Derivatives held for hedging		—		334,873		—		334,873
Financial assets at fair value through other comprehensive income:		18,731,801		40,645,505		2,447,891		61,825,197
Debt securities		18,147,167		40,309,722		—		58,456,889
Equity securities		584,634		70,357		2,419,908		3,074,899
Loans		—		265,426		27,983		293,409

	~~W~~33,330,288		~~W~~80,957,228		~~W~~14,118,521		~~W~~128,406,037

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	—	~~W~~	—	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		1,040		581,636		9,201,431		9,784,107
Derivatives held for trading		204,470		4,668,155		141,447		5,014,072
Derivatives held for hedging		—		208,825		—		208,825

	~~W~~2,231,461		~~W~~5,458,616		~~W~~9,342,878		~~W~~17,032,955

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	40,205,783
Due from financial institutions		128,726	DCF Model, Hull and White Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		39,300,923	DCF Model, Hull and White Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		600,768	DCF Model	Interest rate, Discount rate, and others
Loans		175,366	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		3,241,129	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		188,828	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		38,900,548
Debt securities		38,553,055	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		47,859	DCF Model	Discount rate
Loans		299,634	DCF Model	Discount rate

	~~W~~82,536,288

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,294,944	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		3,124,057	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		172,469	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others

	~~W~~	4,591,470

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,298,665
Due from financial institutions		10,011	DCF Model	Projected cash flow, Discount rate
Debt securities		34,580,168	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		409,259	DCF Model	Interest rate, Discount rate, and others
Loans		299,227	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		4,678,185	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, and others	Discount rate, Underlying asset index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield, and others
Derivatives held for hedging		334,873	DCF Model, Closed Form, FDM, and others	Discount rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		40,645,505
Debt securities		40,309,722	DCF Model, Market Value Approach	Discount rate, Volatility, and others
Equity securities		70,357	DCF Model	Interest rate, Discount rate, and others
Loans		265,426	DCF Model	Discount rate, Volatility, and others

	~~W~~80,957,228

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	581,636	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, and others
Derivatives held for trading		4,668,155	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, and others	Discount rate, Underlying asset index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield, and others
Derivatives held for hedging		208,825	DCF Model, Closed Form, FDM, and others	Discount rate, Foreign exchange rate, and others

	~~W~~	5,458,616

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,330,920	~~W~~	25,791,556	~~W~~	1,958,755	~~W~~	31,081,231
Loans measured at amortized cost		—		260,101		417,515,159		417,775,260
Securities measured at amortized cost [2]		18,263,895		26,125,391		3,133		44,392,419
Other financial assets [2]		—		—		10,755,350		10,755,350

	~~W~~	21,594,815	~~W~~	52,177,048	~~W~~	430,232,397	~~W~~	504,004,260

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	204,299,174	~~W~~	167,637,457	~~W~~	371,936,631
Borrowings [3]		—		3,137,427		53,668,511		56,805,938
Debentures		—		60,824,743		6,463,666		67,288,409
Other financial liabilities [2]		—		—		29,494,402		29,494,402

	~~W~~	—	~~W~~	268,261,344	~~W~~	257,264,036	~~W~~	525,525,380

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,362,096	~~W~~	19,573,075	~~W~~	2,677,102	~~W~~	25,612,273
Loans measured at amortized cost		—		271,241		378,520,567		378,791,808
Securities measured at amortized cost		19,438,941		18,584,264		2,868		38,026,073
Other financial assets [2]		—		—		14,167,689		14,167,689

	~~W~~	22,801,037	~~W~~	38,428,580	~~W~~	395,368,226	~~W~~	456,597,843

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	181,472,846	~~W~~	157,360,938	~~W~~	338,833,784
Borrowings [3]		—		1,149,734		48,932,166		50,081,900
Debentures		—		57,916,235		5,272,897		63,189,132
Other financial liabilities [2]		—		—		28,612,288		28,612,288

	~~W~~	—	~~W~~	240,538,815	~~W~~	240,178,289	~~W~~	480,717,104

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]	Borrowings of ~~W~~ 2,143 million and ~~W~~ 292 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	260,101	DCF Model	Discount rate
Securities measured at amortized cost		26,125,391	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate
	~~W~~	26,385,492

Financial liabilities
Borrowings	~~W~~	3,135,284	DCF Model	Discount rate
Debentures		60,824,743	DCF Model	Discount rate

	~~W~~	63,960,027

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	271,241	DCF Model	Discount rate
Securities measured at amortized cost		18,584,264	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	18,855,505

Financial liabilities
Borrowings	~~W~~	1,149,442	DCF Model	Discount rate
Debentures		57,916,235	DCF Model	Discount rate

	~~W~~	59,065,677

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,958,755	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		417,515,159	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	419,473,914

Financial liabilities
Deposits	~~W~~	167,637,457	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		53,668,511	DCF Model	Other spread, Interest rate
Debentures		6,463,666	DCF Model	Other spread, Interest rate

	~~W~~	227,769,634

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,677,102	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		378,520,567	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		2,868	DCF Model	Interest rate

	~~W~~	381,200,537

Financial liabilities
Deposits	~~W~~	157,360,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		48,932,166	DCF Model	Other spread, Interest rate
Debentures		5,272,897	DCF Model	Other spread, Interest rate

	~~W~~	211,566,001

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	90,083	~~W~~	11,099,923	~~W~~	38,756	~~W~~	2,419,908	~~W~~	27,983	~~W~~	(9,201,431)	~~W~~	300,420
Total gains or losses:
Profit or loss		212		346,982		(431)		—		—		61,756		(66,116)
Other comprehensive income (loss)		1,720		223,545		—		(101,876)		87		(5,446)		—
Purchases		—		3,567,937		55,605		74,602		—		—		3,954
Sales		(19,999)		(2,360,801)		—		(5,618)		(14,100)		—		(170,055)
Issues		—		—		—		—		—		(8,233,128)		(32,516)
Settlements		—		—		—		—		—		9,560,735		—
Transfers into Level 3 *		—		4,307		—		—		—		—		(282)
Transfers out of Level 3 *		—		(356,792)		—		(952,449)		—		—		—

Ending	~~W~~	72,016	~~W~~	12,525,101	~~W~~	93,930	~~W~~	1,434,567	~~W~~	13,970	~~W~~	(7,817,514)	~~W~~	35,405

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	—	~~W~~	(11,222,032)	~~W~~	309,966
Total gains or losses:
Profit or loss		(2,021)		22,069		627		(206)		—		(406,788)		400,241
Other comprehensive income (loss)		(7,693)		144,963		—		815,244		(217)		(27,876)		—
Purchases		135,227		3,519,573		—		122,827		40,000		—		(24,165)
Sales		(86,555)		(3,263,111)		(150,004)		(355)		(11,800)		—		(328,348)
Issues		—		—		—		—		—		(9,333,419)		(42,732)
Settlements		—		—		—		—		—		11,788,684		90
Transfers into Level 3 *		—		129,580		—		—		—		—		(1,044)
Transfers out of Level 3 *		—		(109,193)		—		—		—		—		(13,587)

Ending	~~W~~	90,083	~~W~~	11,099,923	~~W~~	38,756	~~W~~	2,419,908	~~W~~	27,983	~~W~~	(9,201,431)	~~W~~	300,421

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021						2020
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating expenses		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	256,167	~~W~~	86,236	~~W~~	—	~~W~~	70,251	~~W~~	(56,329)	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		126,516		85,256		—		129,824		(60,884)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	72,016	MonteCarlo Simulation, Hull and White Model	Volatility of underlying asset	14.30 ~ 39.66	The higher the volatility of underlying asset, the higher the fair value fluctuation
				Correlation coefficient	-3.36	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		11,555,588	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	13.87 ~ 58.39	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.60 ~ 21.37	The lower the discount rate, the higher the fair value
				Stock price	18.87 ~ 19.48	The higher the stock price, the higher the fair value
				Correlation coefficient between underlying assets	-60.35 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40	The higher the recovery rate, the higher the fair value

				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value

Equity securities		969,513	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.50 ~ 2.00	The higher the growth rate, the higher the fair value

				Discount rate	8.80 ~ 24.60	The lower the discount rate, the higher the fair value

				Stock price	23.36 ~ 25.49	The higher the stock price, the higher the fair value
Loans		93,930	DCF Model	Discount rate	8.21	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Derivatives held for trading:

Stock and index	~~W~~	184,165	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation

				Correlation coefficient	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation

				Stock price	-10.00 ~ 10.00	The higher the stock price, the higher the fair value

Currency, interest rate, and others		25,840	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Volatility	2.67 ~ 81.32	The higher the volatility, the higher the fair value fluctuation

				Correlation coefficient	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation

Financial assets at fair value through other comprehensive income:

Equity securities		1,434,567	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Hull and White Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value

				Discount rate	8.80 ~ 18.02	The lower the discount rate, the higher the fair value

				Volatility	23.36 ~ 31.65	The higher the volatility, the higher the fair value fluctuation

Loans		13,970	DCF Model	Discount rate	2.87 ~ 4.87	The lower the discount rate, the higher the fair value

	~~W~~	14,349,589

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,817,514	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		92,757	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,843	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Discount rate	1.46 ~ 2.83	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	5.29 ~ 53.57	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	7,992,114

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	90,083	MonteCarlo Simulation	Volatility of underlying asset	19.40 ~ 36.76	The higher the volatility of underlying asset, the higher the fair value fluctuation
				Correlation coefficient	12.27	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,518,113	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income Approach, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	8.00 ~ 179.75	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 21.37	The lower the discount rate, the higher the fair value
				Recovery rate	40	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying assets	-61.12 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Equity securities	~~W~~	581,810	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value

				Discount rate	0.60 ~ 18.67	The lower the discount rate, the higher the fair value

				Liquidation value	0.00	The higher the liquidation value, the higher the fair value

Loans		38,756	Binomial Model, DCF Model	Volatility of stock price	0.00	The higher the volatility, the higher the fair value fluctuation

				Discount rate	7.86	The lower the discount rate, the higher the fair value

Derivatives held for trading:

Stock and index		382,337	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	20.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation

				Correlation coefficient between underlying assets	-61.12 ~ 89.01	The higher the correlation coefficient, the higher the fair value fluctuation

Currency, interest rate, and others		59,531	DCF Model, Hull and White Model	Volatility	0.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation

				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:

Equity securities		2,419,908	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Option Model, Net Asset Value Method, Market Value Approach, One Factor Hull and White Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value

				Discount rate	7.60 ~ 19.67	The lower the discount rate, the higher the fair value

				Volatility	22.11 ~ 24.16	The higher the volatility, the higher the fair value fluctuation

Loans		27,983	DCF Model	Discount rate	2.21 ~ 4.21	The lower the discount rate, the higher the fair value

	~~W~~	14,118,521

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities		~~W~~ 9,201,431	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		60,291	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	20.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,156	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	21.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.15 ~ 1.29	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,342,878

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss. If the overlay approach is applied in accordance with Korean IFRS No.1104, changes in fair value of financial assets at fair value through profit or loss are recognized in other comprehensive income.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:[1]
Due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	19	~~W~~	(18)
Debt securities[4]		13,149		(12,562)		1,458		(1,402)
Equity securities[3]		11,259		(8,192)		1,049		(813)
Loans[5]		3,062		(2,742)		—		—
Derivatives held for trading[2]		19,328		(20,005)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities[3]		6,495		(5,145)		95,599		(71,171)
Loans[6]		—		—		133		(131)

	~~W~~	53,293	~~W~~	(48,646)	~~W~~	98,258	~~W~~	(73,535)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	78,355	~~W~~	(82,797)	~~W~~	78,356	~~W~~	(82,797)
Derivatives held for trading[2]		31,310		(29,309)		31,114		(29,105)

	~~W~~	109,665	~~W~~	(112,106)	~~W~~	109,470	~~W~~	(111,902)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2020
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:[1]
Due from financial institutions	~~W~~	2	~~W~~	(2)	~~W~~	199	~~W~~	(222)
Debt securities[4]		35,790		(12,826)		2,123		(2,122)
Equity securities[3]		16,125		(8,275)		973		(744)
Loans[5]		3,316		(2,952)		—		—
Derivatives held for trading[2]		22,783		(25,013)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities[3]		—		—		120,652		(73,434)
Loans[6]		—		—		534		(518)

	~~W~~	78,016	~~W~~	(49,068)	~~W~~	124,481	~~W~~	(77,040)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	46,859	~~W~~	(42,995)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		7,255		(7,139)		—		—

	~~W~~	54,114	~~W~~	(50,134)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between discount rate (-1%p~1%p) and growth rate (-1%p~1%p) or correlation between liquidation value (-1%p~1%p) and discount rate (-1%p~1%p).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p. There is no significant correlation among major unobservable inputs.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.
[6]

For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate and growth rate by ±1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Balance at the beginning of the year	~~W~~	61,393	~~W~~	45,767
New transactions		166,443		166,555
Changes during the year		(150,628)		(150,929)

Balance at the end of the year	~~W~~	77,208	~~W~~	61,393

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,009,374	~~W~~	—	~~W~~	31,009,374
Financial assets at fair value through profit or loss		66,005,815		—		—		—		—		66,005,815
Derivative financial assets		3,532,542		—		—		—		188,828		3,721,370
Loans measured at amortized cost		—		—		—		417,900,273		—		417,900,273
Financial investments		—		56,573,115		3,803,128		44,471,628		—		104,847,871
Other financial assets		—		—		—		10,755,350		—		10,755,350

	~~W~~	69,538,357	~~W~~	56,573,115	~~W~~	3,803,128	~~W~~	504,136,625	~~W~~	188,828	~~W~~	634,240,053

(In millions of Korean won)	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	9,149,396	~~W~~	—	~~W~~	—	~~W~~	12,088,980
Derivative financial liabilities		3,509,789		—		—		172,469		3,682,258
Deposits		—		—		372,023,918		—		372,023,918
Borrowings		—		—		56,912,374		—		56,912,374
Debentures		—		—		67,430,188		—		67,430,188
Other financial liabilities		—		—		29,494,402		—		29,494,402

	~~W~~	6,449,373	~~W~~	9,149,396	~~W~~	525,860,882	~~W~~	172,469	~~W~~	541,632,120

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,608,842	~~W~~	—	~~W~~	25,608,842
Financial assets at fair value through profit or loss		61,035,455		—		—		—		—		61,035,455
Derivative financial assets		5,210,512		—		—		—		334,873		5,545,385
Loans measured at amortized cost		—		—		—		377,166,984		—		377,166,984
Financial investments		—		58,750,298		3,074,899		36,870,229		—		98,695,426
Other financial assets		—		—		—		14,167,689		—		14,167,689

	~~W~~	66,245,967	~~W~~	58,750,298	~~W~~	3,074,899	~~W~~	453,813,744	~~W~~	334,873	~~W~~	582,219,781

(In millions of Korean won)	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	9,784,107	~~W~~	—	~~W~~	—	~~W~~	11,810,058
Derivative financial liabilities		5,014,072		—		—		208,825		5,222,897
Deposits		—		—		338,580,220		—		338,580,220
Borrowings		—		—		49,827,156		—		49,827,156
Debentures		—		—		62,760,687		—		62,760,687
Other financial liabilities		—		—		28,612,288		—		28,612,288

	~~W~~	7,040,023	~~W~~	9,784,107	~~W~~	479,780,351	~~W~~	208,825	~~W~~	496,813,306

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	~~W~~	5,189	~~W~~	5,189
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		5,463		5,463

			~~W~~	10,652	~~W~~	10,652

(In millions of Korean won)	December 31, 2020
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	~~W~~	5,190	~~W~~	5,190
FK 1411 ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		1,062		1,062
AP 3B ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		646		646
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		6,304		6,304

			~~W~~	13,202	~~W~~	13,202

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.4.2 Transferred financial assets that are not derecognized in their entirety

The Group issued securitized debentures using loans as underlying assets. Details of underlying assets and senior debentures in relation to securitization as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 5th Securitization Co., Ltd.[1]	~~W~~	492,108	~~W~~	490,113	~~W~~	299,881	~~W~~	302,564
KB Kookmin Card 6th Securitization Co., Ltd.[1]		726,803		723,835		474,000		474,766
KB Kookmin Card 7th Securitization Co., Ltd.[1]		948,129		943,689		598,180		596,272
KB Kookmin Card 8th Securitization Co., Ltd.[1]		545,750		543,982		299,844		306,264
KB Auto Second Asset Securitization Specialty Co., Ltd.[2]		129,867		129,385		59,968		59,935

	~~W~~	2,842,657	~~W~~	2,831,004	~~W~~	1,731,873	~~W~~	1,739,801

(In millions of Korean won)	December 31, 2020
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 4th Securitization Co., Ltd.[1]	~~W~~	490,465	~~W~~	488,251	~~W~~	219,419	~~W~~	226,401
KB Kookmin Card 5th Securitization Co., Ltd.[1]		476,523		474,481		299,838		304,914
KB Kookmin Card 6th Securitization Co., Ltd.[1]		701,360		698,421		434,492		472,861
KB Kookmin Card 7th Securitization Co., Ltd.[1]		924,159		919,775		553,711		591,609
KB Auto Second Asset Securitization Specialty Co., Ltd.[2]		307,270		308,861		249,689		250,306

	~~W~~	2,899,777	~~W~~	2,889,789	~~W~~	1,757,149	~~W~~	1,846,091

[1]

The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as the remaining balance of the eligible underlying assets in trust-type asset securitization is below the solvency ratio (minimum ratio: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts credit card accounts and deposits in addition to the previously entrusted credit card accounts.

[2]

The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as when the trusted assets do not meet the eligibility requirements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.4.3 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements*	~~W~~	11,273,036	~~W~~	10,978,971
Loaned securities:
Government and public bonds		1,035,736		—
Stock		253		—

	~~W~~	12,309,025	~~W~~	10,978,971

(In millions of Korean won)	December 31, 2020
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements*	~~W~~	13,994,352	~~W~~	13,398,140
Loaned securities:
Government and public bonds		1,831,673		—
Stock		19,811		—

	~~W~~	15,845,836	~~W~~	13,398,140

*	Bonds sold under repurchase agreements using borrowed securities as collateral amount to ~~W~~ 2,050,635 million and ~~W~~ 2,147,975 million as of December 31, 2021 and 2020, respectively.

6.4.4 Purchase commitments of securitized debentures

The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021		December 31, 2020
Underlying assets	Financial assets at fair value through profit or loss	~~W~~	289,188	~~W~~	180,180
	Loans measured at amortized cost*		3,724,204		3,272,228

		~~W~~	4,013,392	~~W~~	3,452,408

Associated liabilities	Debentures	~~W~~	4,010,436	~~W~~	3,450,505

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position because the Group has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivative-linked securities	~~W~~	3,673,348	~~W~~	—	~~W~~	3,673,348
Derivatives held for hedging		188,828		—		188,828	~~W~~	(2,352,365)	~~W~~	(235,749)	~~W~~	1,274,062
Unsettled spot exchange receivable		2,384,503		—		2,384,503		(2,380,556)		—		3,947
Bonds purchased under repurchase agreements		5,955,194		—		5,955,194		(5,955,194)		—		—
Domestic exchange settlement debits		43,497,849		(42,482,911)		1,014,938		—		—		1,014,938
Other financial instruments		2,341,992		(2,327,904)		14,088		(3,209)		—		10,879

	~~W~~	58,041,714	~~W~~	(44,810,815)	~~W~~	13,230,899	~~W~~	(10,691,324)	~~W~~	(235,749)	~~W~~	2,303,826

(In millions of Korean won)	December 31, 2020
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivative-linked securities	~~W~~	5,425,708	~~W~~	—	~~W~~	5,425,708
Derivatives held for hedging		334,874		—		334,874	~~W~~	(3,940,729)	~~W~~	(263,564)	~~W~~	1,556,289
Unsettled spot exchange receivable		3,435,657		—		3,435,657		(3,434,222)		—		1,435
Bonds purchased under repurchase agreements		3,600,447		—		3,600,447		(3,600,447)		—		—
Domestic exchange settlement debits		37,549,292		(36,823,836)		725,456		—		—		725,456
Other financial instruments		4,560,879		(4,474,909)		85,970		—		—		85,970

	~~W~~	54,906,857	~~W~~	(41,298,745)	~~W~~	13,608,112	~~W~~	(10,975,398)	~~W~~	(263,564)	~~W~~	2,369,150

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
							Non-offsetting amount
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivative-linked securities	~~W~~	4,132,915	~~W~~	—	~~W~~	4,132,915
Derivatives held for hedging		172,470		—		172,470	~~W~~	(3,069,591)	~~W~~	(75,253)	~~W~~	1,160,541
Unsettled spot exchange payable		2,383,399		—		2,383,399		(2,380,556)		—		2,843
Bonds sold under repurchase agreements*		14,372,761		—		14,372,761		(14,372,761)		—		—
Securities borrowing agreements		2,826,885		—		2,826,885		(2,826,885)		—		—
Domestic exchange settlement credits		47,608,341		(42,482,911)		5,125,430		(5,125,430)		—		—
Other financial instruments		2,738,984		(2,327,904)		411,080		(3,209)		—		407,871

	~~W~~	74,235,755	~~W~~	(44,810,815)	~~W~~	29,424,940	~~W~~	(27,778,432)	~~W~~	(75,253)	~~W~~	1,571,255

(In millions of Korean won)	December 31, 2020
							Non-offsetting amount
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivative-linked securities	~~W~~	5,300,028	~~W~~	—	~~W~~	5,300,028
Derivatives held for hedging		208,825		—		208,825	~~W~~	(3,365,443)	~~W~~	(77,324)	~~W~~	2,066,086
Unsettled spot exchange payable		3,434,887		—		3,434,887		(3,434,222)		—		665
Bonds sold under repurchase agreements*		16,329,799		(11,800)		16,317,999		(16,317,999)		—		—
Securities borrowing agreements		1,934,736		—		1,934,736		(1,934,736)		—		—
Domestic exchange settlement credits		37,757,164		(36,823,835)		933,329		(933,329)		—		—
Other financial instruments		4,764,991		(4,474,909)		290,082		—		—		290,082

	~~W~~	69,730,430	~~W~~	(41,310,544)	~~W~~	28,419,886	~~W~~	(25,985,729)	~~W~~	(77,324)	~~W~~	2,356,833

*	Includes bonds sold under repurchase agreements to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00 ~ 0.97	~~W~~	15,317,033	~~W~~	11,242,803
	Due from banks	Hana Bank and others	0.00 ~ 5.20		3,390,521		3,692,044
	Due from others	Korea Securities Finance Corporation and others	0.00 ~ 1.98		686,236		753,581

					19,393,790		15,688,428

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.00		6,329,310		4,215,918
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. and others	0.00 ~ 6.10		587,782		739,637
	Due from others	Societe Generale (Paris) and others	0.00 ~ 6.50		2,054,474		2,079,371
					8,971,566		7,034,926

				~~W~~	28,365,356	~~W~~	22,723,354

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2021		December 31, 2020		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	15,317,033	~~W~~	11,242,803	Bank of Korea Act
	Due from banks	Shinhan Bank and others		803,445		772,986	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		528,642		545,457	Derivatives margin account and others

				16,649,120		12,561,246

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Indonesia and others		2,262,610		1,097,729	Indonesian law and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. and others		68,588		46,428	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others		1,774,388		1,597,960	Derivatives margin account and others

				4,105,586		2,742,117

			~~W~~	20,754,706	~~W~~	15,303,363

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,947	~~W~~	34	~~W~~	282
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(51)		(35)		(282)
Others		73		1		—

Ending	~~W~~	2,969	~~W~~	—	~~W~~	—

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	3,164	~~W~~	1,188	~~W~~	360
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(416)		(1,128)		—
Business combination		154		—		—
Others		45		(26)		(78)

Ending	~~W~~	2,947	~~W~~	34	~~W~~	282

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	Shinhan Banks and others	~~W~~	1,163,138	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		8,689,639	Repurchase agreements
	The Korea Securities Depository and others		9,294,924	Securities borrowing transactions
	Samsung Futures Inc. and others		1,039,656	Derivatives transactions

			19,024,219

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		2,048,029	Repurchase agreements
	The Korea Securities Depository and others		1,523,593	Securities borrowing transactions
	The Bank of Korea		2,843,426	Borrowings from the Bank of Korea
	The Bank of Korea		1,249,049	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		709,390	Derivatives transactions

			8,373,487

Securities measured at amortized cost	The Korea Securities Depository and others		494,973	Repurchase agreements
	The Bank of Korea		4,847,855	Borrowings from the Bank of Korea
	The Bank of Korea		3,948,622	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		144,014	Derivatives transactions
	Others		268,767	Others

			9,704,231

Loans	Others		9,659,575	Covered bond and others
Real estate	LGIM COMMERCIAL LENDING Ltd. and others		1,598,553	Borrowings from bank and others

		~~W~~	49,523,203

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

8.1 Details of assets pledged as collateral as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2020
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	1,293,930	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		10,733,047	Repurchase agreements
	The Korea Securities Depository and others		7,009,580	Securities borrowing transactions
	Samsung Futures Inc. and others		730,774	Derivatives transactions

			18,473,401

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		2,216,165	Repurchase agreements
	The Korea Securities Depository and others		1,322,998	Securities borrowing transactions
	The Bank of Korea		2,837,452	Borrowings from the Bank of Korea
	The Bank of Korea		1,610,691	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		270,089	Derivatives transactions

			8,257,395

Securities measured at amortized cost	The Korea Securities Depository and others		664,438	Repurchase agreements
	The Bank of Korea		4,295,149	Borrowings from the Bank of Korea
	The Bank of Korea		3,677,922	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		103,748	Derivatives transactions
	Others		598,187	Others

			9,339,444

Mortgage loans	Others		10,699,721	Covered bond
Real estate	LGIM COMMERCIAL LENDING Ltd. and others		1,480,942	Borrowings from bank and others

		~~W~~	49,544,833

In addition, the Group provided ~~W~~ 6,165,555 million and ~~W~~ 4,680,816 million of debt securities among its borrowed securities and other assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)

	December 31, 2021
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	6,451,850	~~W~~	—	~~W~~	6,451,850

(In millions of Korean won)

	December 31, 2020
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	3,732,013	~~W~~	—	~~W~~	3,732,013

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.1 Details of derivative financial instruments held for trading as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021						December 31, 2020
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	4,037,717	~~W~~	140,126	~~W~~	126,610	~~W~~	1,824,000	~~W~~	50,580	~~W~~	107,218
Futures*		6,479,692		1,903		2,464		4,540,235		43		1,834
Swaps		334,721,395		354,686		397,046		300,105,350		631,917		682,401
Options		12,547,000		176,274		199,567		14,779,000		248,437		302,134

		357,785,804		672,989		725,687		321,248,585		930,977		1,093,587

Currency
Forwards		105,509,405		1,296,083		934,944		78,255,991		1,712,560		1,986,239
Futures*		361,791		464		877		376,281		158		695
Swaps		65,028,025		1,082,873		1,331,597		49,756,478		1,897,636		1,349,919
Options		1,885,064		7,643		11,044		2,377,775		33,421		28,012

		172,784,285		2,387,063		2,278,462		130,766,525		3,643,775		3,364,865

Stock and index
Futures*		1,612,965		14,338		6,530		1,027,347		20,061		2,246
Swaps		5,207,198		322,888		132,619		5,434,057		423,297		123,242
Options		7,617,703		95,338		241,371		6,482,510		135,805		275,282

		14,437,866		432,564		380,520		12,943,914		579,163		400,770

Credit
Swaps		2,602,382		18,979		7,409		3,015,782		19,395		9,700

		2,602,382		18,979		7,409		3,015,782		19,395		9,700

Commodity
Futures*		6,370		43		82		11,609		151		81
Swaps		—		—		—		13,923		268		991

		6,370		43		82		25,532		419		1,072

Others		1,695,540		20,904		117,629		1,476,310		36,783		144,076

	~~W~~	549,312,247	~~W~~	3,532,542	~~W~~	3,509,789	~~W~~	469,476,648	~~W~~	5,210,512	~~W~~	5,014,070

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,223,113	~~W~~	1,423,760	~~W~~	967,376	~~W~~	2,153,200	~~W~~	1,428,673	~~W~~	2,419,230	~~W~~	10,615,352
Average price condition (%)		0.94		1.23		1.04		1.16		1.06		1.39		1.18
Average price condition (USD/KRW)		1,144.74		1,154.78		1,169.72		—		—		—		1,150.30
Average price condition (EUR/KRW)		1,359.59		1,363.95		1,394.84		—		1,458.92		—		1,409.23
Average price condition (AUD/KRW)		859.41		—		—		—		—		—		859.41
Average price condition (GBP/KRW)		1,554.65		—		—		1,620.05		—		—		1,557.47
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	4,150,546	~~W~~	1,763,372	~~W~~	322,735	~~W~~	641,733	~~W~~	580,128	~~W~~	150,000	~~W~~	7,608,514
Average price condition (%)		1.01		1.51		2.06		1.87		1.84		2.12		1.21
Average price condition (USD/KRW)		1,159.92		1,178.13		1,145.05		1,139.40		1,123.13		—		1,152.89
Average price condition (EUR/KRW)		1,312.75		1,321.00		1,364.00		1,374.73		—		—		1,351.76
Average price condition (AUD/KRW)		—		—		856.40		851.50		—		—		853.40
Average price condition (SGD/KRW)		—		866.14		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	91,636	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	91,636
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,266,994	~~W~~	1,083,877	~~W~~	512,608	~~W~~	620,788	~~W~~	1,462,964	~~W~~	2,442,692	~~W~~	11,389,923
Average price condition (%)		0.76		0.81		1.00		1.07		1.21		1.14		0.97
Average price condition (USD/KRW)		1,160.33		1,115.45		1,151.50		—		—		—		1,157.28
Average price condition (EUR/KRW)		1,353.28		—		1,366.30		—		—		—		1,353.36
Average price condition (AUD/KRW)		835.43		—		—		—		—		—		835.43
Average price condition (GBP/KRW)		1,546.54		—		—		—		—		—		1,546.54
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,568,922	~~W~~	1,767,357	~~W~~	1,277,053	~~W~~	166,643	~~W~~	509,940	~~W~~	100,000	~~W~~	6,389,915
Average price condition (%)		0.83		1.66		2.48		2.00		1.63		1.67		1.36
Average price condition (USD/KRW)		1,113.33		1,160.46		1,181.36		1,128.30		1,142.05		—		1,152.37
Average price condition (EUR/KRW)		1,306.76		1,312.75		1,321.00		—		1,340.64		—		1,312.93
Average price condition (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price condition (SGD/KRW)		831.49		—		866.14		—		—		—		858.33
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	217,274	~~W~~	26,683	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	243,957
Average price condition (USD/KRW)		1,111.45		—		—		—		—		—		1,111.45
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021								2021
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,627,228	~~W~~	—	~~W~~	(20,272)	~~W~~	—	~~W~~	(26,247)
	Debt securities in foreign currencies		3,567,662		—		(22,384)		—		(71,246)
	Deposits in foreign currencies		—		93,521		—		(1,319)		3,222
	Debentures in Korean won		—		2,470,123		—		(79,877)		70,308
	Debentures in foreign currencies		—		1,154,178		—		27,953		45,132

			5,194,890		3,717,822		(42,656)		(53,243)		21,169

Currency	Debt securities in foreign currencies		2,443,893		—		133,268		—		180,676

			2,443,893		—		133,268		—		180,676

		~~W~~	7,638,783	~~W~~	3,717,822	~~W~~	90,612	~~W~~	(53,243)	~~W~~	201,845

(In millions of Korean won)		December 31, 2020								2020
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,001,957	~~W~~	—	~~W~~	5,888	~~W~~	—	~~W~~	402
	Debt securities in foreign currencies		2,712,980		—		62,922		—		42,382
	Deposits in foreign currencies		—		121,768		—		2,088		(4,491)
	Debentures in Korean won		—		3,623,161		—		(6,839)		27,909
	Debentures in foreign currencies		—		1,985,333		—		81,333		(37,438)

			3,714,937		5,730,262		68,810		76,582		28,764

Currency	Debt securities in foreign currencies		2,669,410		—		310,745		—		(40,710)

			2,669,410		—		310,745		—		(40,710)

		~~W~~	6,384,347	~~W~~	5,730,262	~~W~~	379,555	~~W~~	76,582	~~W~~	(11,946)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	8,910,139	~~W~~	127,290	~~W~~	38,253	~~W~~	(33,227)
Currency
Forwards		1,705,213		2,436		54,855		(174,707)

	~~W~~	10,615,352	~~W~~	129,726	~~W~~	93,108	~~W~~	(207,934)

(In millions of Korean won)	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	9,217,731	~~W~~	158,914	~~W~~	51,842	~~W~~	(23,022)
Currency
Forwards		2,172,192		128,038		2,616		97,394

	~~W~~	11,389,923	~~W~~	286,952	~~W~~	54,458	~~W~~	74,372

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
	2021		2020
Hedge accounting
Interest rate	~~W~~	(12,058)	~~W~~	5,742
Currency		5,969		56,684

	~~W~~	(6,089)	~~W~~	62,426

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains (losses) on hedging instruments	~~W~~	(187,364)	~~W~~	89,179
Gains (losses) on hedged items attributable to the hedged risk		188,556		(26,899)

	~~W~~	1,192	~~W~~	62,280

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	December 31, 2021		December 31, 2020		2021		2020
Hedge accounting
Interest rate risk	~~W~~	4,864	~~W~~	(22,439)	~~W~~	(36,428)	~~W~~	12,172
Currency risk		(12,597)		(6,158)		12,605		1,065

	~~W~~	(7,733)	~~W~~	(28,597)	~~W~~	(23,823)	~~W~~	13,237

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	4,553,250	~~W~~	12,575	~~W~~	9,532	~~W~~	36,164
Currency
Swaps		3,055,264		46,527		61,331		60,327

	~~W~~	7,608,514	~~W~~	59,102	~~W~~	70,863	~~W~~	96,491

(In millions of Korean won)	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,532,480	~~W~~	1,286	~~W~~	37,120	~~W~~	(11,940)
Currency
Swaps		2,857,435		40,835		116,124		(43,300)

	~~W~~	6,389,915	~~W~~	42,121	~~W~~	153,244	~~W~~	(55,240)

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains (losses) on hedging instruments:	~~W~~	96,491	~~W~~	(55,240)
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		95,478		(48,034)
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)		1,013		(7,206)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other comprehensive income (loss)	~~W~~	95,478	~~W~~	(48,034)
Reclassification to profit or loss		(53,080)		39,190
Income tax effect		(21,534)		7,580

	~~W~~	20,864	~~W~~	(1,264)

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	December 31, 2021		December 31, 2020		2021		2020
Hedge accounting
Currency risk	~~W~~	(35,658)	~~W~~	22,278	~~W~~	88,729	~~W~~	(88,769)

9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	91,636	~~W~~	—	~~W~~	8,498	~~W~~	(8,494)
Debentures in foreign currencies		1,273,227		—		1,273,227		(80,235)

	~~W~~	1,364,863	~~W~~	—	~~W~~	1,281,725	~~W~~	(88,729)

(In millions of Korean won)	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	243,957	~~W~~	5,800	~~W~~	1,125	~~W~~	14,406
Debentures in foreign currencies		842,112		—		842,112		74,363

	~~W~~	1,086,069	~~W~~	5,800	~~W~~	843,237	~~W~~	88,769

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Debentures in foreign currencies	~~W~~	1,275,291	~~W~~	852,570

9.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains (losses) on hedging instruments:	~~W~~	(88,729)	~~W~~	88,769
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(88,729)		88,769
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other comprehensive income (loss)	~~W~~	(88,729)	~~W~~	88,769
Reclassification to profit or loss		5,195		—
Income tax effect		25,599		(24,500)

	~~W~~	(57,935)	~~W~~	64,269

9.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

Details of the Group’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2021, are as follows:

(In millions of Korean won and millions of US dollars)		December 31, 2021
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	3,123,388	2,470,123	5,690,000
USD#LIBOR#3M	USD	2,695	2,829	5,511
USD#LIBOR#6M	USD	224	—	225

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	420,910,259	~~W~~	379,734,020
Deferred loan origination fees and costs		674,069		716,327
Less: Allowances for credit losses		(3,684,055)		(3,283,363)

	~~W~~	417,900,273	~~W~~	377,166,984

10.2 Details of loans to banks as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	8,325,177	~~W~~	5,577,728
Less: Allowances for credit losses		(443)		(682)

	~~W~~	8,324,734	~~W~~	5,577,046

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	184,872,384	~~W~~	162,081,901	~~W~~	—	~~W~~	346,954,285
Loans in foreign currencies		3,990,253		20,865,495		—		24,855,748
Domestic import usance bills		—		3,311,142		—		3,311,142
Off-shore funding loans		—		1,064,623		—		1,064,623
Call loans		—		902,301		—		902,301
Bills bought in Korean won		—		2,209		—		2,209
Bills bought in foreign currencies		—		2,001,046		—		2,001,046
Guarantee payments under acceptances and guarantees		7		20,773		—		20,780
Credit card receivables in Korean won		—		—		20,766,340		20,766,340
Credit card receivables in foreign currencies		—		—		57,980		57,980
Bonds purchased under repurchase agreements		—		4,855,194		—		4,855,194
Privately placed bonds		—		758,557		—		758,557
Factored receivables		113		458		—		571
Lease receivables		778,425		513,714		—		1,292,139
Loans for installment credit		6,265,896		150,340		—		6,416,236

		195,907,078		196,527,753		20,824,320		413,259,151

Proportion (%)		47.40		47.56		5.04		100.00
Less: Allowances for credit losses		(1,004,995)		(1,886,473)		(792,144)		(3,683,612)

	~~W~~	194,902,083	~~W~~	194,641,280	~~W~~	20,032,176	~~W~~	409,575,539

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	175,062,187	~~W~~	142,812,751	~~W~~	—	~~W~~	317,874,938
Loans in foreign currencies		3,092,630		16,159,722		—		19,252,352
Domestic import usance bills		—		2,152,059		—		2,152,059
Off-shore funding loans		—		1,203,737		—		1,203,737
Call loans		—		1,582,251		—		1,582,251
Bills bought in Korean won		—		1,620		—		1,620
Bills bought in foreign currencies		—		1,739,262		—		1,739,262
Guarantee payments under acceptances and guarantees		10		8,011		—		8,021
Credit card receivables in Korean won		—		—		18,734,560		18,734,560
Credit card receivables in foreign currencies		—		—		63,071		63,071
Bonds purchased under repurchase agreements		—		3,175,080		—		3,175,080
Privately placed bonds		—		1,154,162		—		1,154,162
Factored receivables		104		3		—		107
Lease receivables		1,105,001		335,582		—		1,440,583
Loans for installment credit		6,440,521		50,295		—		6,490,816

		185,700,453		170,374,535		18,797,631		374,872,619

Proportion (%)		49.54		45.45		5.01		100.00
Less: Allowances for credit losses		(910,088)		(1,671,098)		(701,495)		(3,282,681)

	~~W~~	184,790,365	~~W~~	168,703,437	~~W~~	18,096,136	~~W~~	371,589,938

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	673,957	~~W~~	418,732	~~W~~	(424,785)	~~W~~	—	~~W~~	667,904
Others[1]		95,590		44,728		(63,619)		(4)		76,695

		769,547		463,460		(488,404)		(4)		744,599

Deferred loan origination fees
Loans in Korean won		9,148		11,909		(3,556)		—		17,501
Others[2]		44,072		32,667		(27,332)		3,622		53,029

		53,220		44,576		(30,888)		3,622		70,530

	~~W~~	716,327	~~W~~	418,884	~~W~~	(457,516)	~~W~~	(3,626)	~~W~~	674,069

	2020
(In millions of Korean won)	Beginning		Increase		Decrease		Business combination		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	645,305	~~W~~	502,044	~~W~~	(473,392)	~~W~~	—	~~W~~	—	~~W~~	673,957
Others[1]		96,378		53,345		(63,509)		9,376		—		95,590

		741,683		555,389		(536,901)		9,376		—		769,547

Deferred loan origination fees
Loans in Korean won		8,600		6,681		(6,133)		—		—		9,148
Others[2]		4,813		21,636		(26,396)		48,117		(4,098)		44,072

		13,413		28,317		(32,529)		48,117		(4,098)		53,220

	~~W~~	728,270	~~W~~	527,072	~~W~~	(504,372)	~~W~~	(38,741)	~~W~~	4,098	~~W~~	716,327

[1]	Includes deferred loan origination costs related to credit card receivables, loans for installment credit, and finance lease receivables.
[2]	Includes deferred loan origination fees related to loans in foreign currencies executed by PT Bank KB Bukopin Tbk and PRASAC Microfinance Institution Plc.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	403,805	~~W~~	240,578	~~W~~	265,705	~~W~~	368,782	~~W~~	410,937	~~W~~	892,061	~~W~~	205,157	~~W~~	234,219	~~W~~	262,119
Transfer between stages:
Transfer to 12-month expected credit losses		125,634		(120,132)		(5,502)		133,798		(71,772)		(62,026)		45,938		(44,858)		(1,080)
Transfer to lifetime expected credit losses		(97,040)		115,427		(18,387)		(71,902)		92,245		(20,343)		(34,208)		35,846		(1,638)
Impairment		(6,312)		(49,244)		55,556		(2,942)		(42,158)		45,100		(2,228)		(12,580)		14,808
Write-offs		—		12		(411,083)		—		(3)		(239,815)		—		—		(440,721)
Sales		(1,112)		(53)		(3,592)		(179)		—		(16,257)		—		—		—
Provision (reversal) for credit losses[1,2]		40,616		52,528		397,492		14,299		88,230		338,746		(39,533)		110,022		474,041
Business combination		8,315		2,223		7,194		—		—		1,654		—		—		—
Others (exchange differences, etc.)		77		532		1,758		5,942		675		21,844		42		—		(13,202)

Ending [3]	~~W~~	473,983	~~W~~	241,871	~~W~~	289,141	~~W~~	447,798	~~W~~	478,154	~~W~~	960,964	~~W~~	175,168	~~W~~	322,649	~~W~~	294,327

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	278,380	~~W~~	224,905	~~W~~	208,037	~~W~~	215,069	~~W~~	290,310	~~W~~	451,607	~~W~~	209,651	~~W~~	266,183	~~W~~	263,874
Transfer between stages:
Transfer to 12-month expected credit losses		123,666		(121,970)		(1,696)		119,723		(111,708)		(8,015)		48,959		(47,611)		(1,348)
Transfer to lifetime expected credit losses		(91,410)		182,076		(90,666)		(56,655)		146,690		(90,035)		(25,227)		26,379		(1,152)
Impairment		(3,301)		(131,852)		135,153		(3,365)		(48,773)		52,138		(2,273)		(13,657)		15,930
Write-offs		—		(5)		(460,734)		—		(1)		(321,583)		—		—		(502,275)
Sales		(1,561)		(99)		(1,131)		(8)		—		(21,069)		—		—		—
Provision (reversal) for credit losses[1,2]		49,459		78,413		428,220		(2,059)		113,335		180,162		(26,042)		2,925		496,162
Business combination		50,664		9,545		53,532		99,824		24,303		668,426		89		—		4,409
Others (exchange differences, etc.)		(2,092)		(435)		(5,010)		(3,747)		(3,219)		(19,570)		—		—		(13,481)

Ending[3]	~~W~~	403,805	~~W~~	240,578	~~W~~	265,705	~~W~~	368,782	~~W~~	410,937	~~W~~	892,061	~~W~~	205,157	~~W~~	234,219	~~W~~	262,119

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 12.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 24.2), provision (reversal) for credit losses of financial guarantee contracts (Note 24.3), and provision (reversal) for credit losses of other financial assets (Note 19.2).

[2]	Includes ~~W~~ 387,860 million and ~~W~~ 379,179 million of collections from written-off loans for the years ended December 31, 2021 and 2020, respectively.
[3]

Includes additional allowances of ~~W~~ 50,360 million and ~~W~~ 43,777 million for industries and borrowers which are highly affected by COVID-19 and ~~W~~ 53,490 million and ~~W~~ 29,861 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of December 31, 2021 and 2020, respectively. Includes additional allowances of ~~W~~ 23,325 million due to expanding the scope of the loans subject to individual assessment as of December 31, 2020.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 9,945,130 million and ~~W~~ 10,566,603 million as of December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	348,518,780	~~W~~	28,504,202	~~W~~	3,427,365
Transfer between stages:
Transfer to 12-month expected credit losses		31,046,440		(30,615,747)		(430,693)
Transfer to lifetime expected credit losses (non-impaired)		(36,815,970)		37,276,737		(460,767)
Transfer to lifetime expected credit losses (impaired)		(668,120)		(1,486,835)		2,154,955
Write-offs		—		9		(1,091,619)
Sales		(2,892,774)		(8,541)		(151,714)
Business combination		116,067		3,924		12,808
Net increase (decrease) (execution, repayment, and others)		46,013,068		(895,012)		27,765

Ending	~~W~~	385,317,491	~~W~~	32,778,737	~~W~~	3,488,100

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958
Transfer between stages:
Transfer to 12-month expected credit losses		26,751,021		(26,629,210)		(121,811)
Transfer to lifetime expected credit losses (non-impaired)		(33,475,491)		34,603,648		(1,128,157)
Transfer to lifetime expected credit losses (impaired)		(596,861)		(2,287,196)		2,884,057
Write-offs		—		(6)		(1,284,592)
Sales		(4,324,146)		(20,907)		(200,182)
Business combination		7,029,580		570,710		1,711,823
Net increase (decrease) (execution, repayment, and others)		36,757,668		(1,546,945)		(334,731)

Ending	~~W~~	348,518,780	~~W~~	28,504,202	~~W~~	3,427,365

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	8,294,084	~~W~~	9,315,317
Financial bonds		16,887,594		17,897,348
Corporate bonds		5,433,010		3,997,753
Asset-backed securities		197,865		236,130
Beneficiary certificates		15,849,129		14,200,802
Derivative-linked securities		1,543,188		2,218,502
Other debt securities		14,797,822		10,549,248
Equity securities:
Stocks		1,804,507		1,632,619
Other equity securities		614,956		459,694
Loans:
Privately placed bonds		230,006		212,021
Other loans		39,290		125,962
Due from financial institutions:
Other due from financial institutions		200,742		100,094
Others		113,622		89,965

	~~W~~	66,005,815	~~W~~	61,035,455

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	14,317,477	~~W~~	14,735,340
Financial bonds		21,928,735		23,194,387
Corporate bonds		18,986,005		18,721,327
Asset-backed securities		996,428		1,795,840
Other debt securities		30,866		9,995
Equity securities:
Stocks		3,588,415		2,852,158
Equity investments		27,211		37,602
Other equity securities		187,502		185,139
Loans:
Privately placed bonds		299,634		265,426
Other loans		13,970		27,983

		60,376,243		61,825,197

Financial assets at amortized cost
Debt securities:
Government and public bonds		21,447,622		17,193,289
Financial bonds		3,850,954		5,678,949
Corporate bonds		12,246,441		8,181,961
Asset-backed securities		6,899,675		5,788,587
Other debt securities		31,105		30,392
Less: Allowances for credit losses		(4,169)		(2,949)

		44,471,628		36,870,229

	~~W~~	104,847,871	~~W~~	98,695,426

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021				2020
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	7,106	~~W~~	300	~~W~~	7,000	~~W~~	11,843
	Unlisted		372		19,035		—		22,241
Equity investments			—		114		—		285
Other equity securities			—		6,877		—		3,755

		~~W~~	7,478	~~W~~	26,326	~~W~~	7,000	~~W~~	38,124

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021				2020
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	575,288	~~W~~	(313,427)	~~W~~	516,883	~~W~~	326,394
	Unlisted		5,577		4,559		13		13
Equity investments			—		—		3		3

		~~W~~	580,865	~~W~~	(308,868)	~~W~~	516,899	~~W~~	326,410

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	7,466	~~W~~	(385)	~~W~~	7,081
Loans measured at fair value through other comprehensive income		237		(15)		222
Securities measured at amortized cost		1,892		(691)		1,201

	~~W~~	9,595	~~W~~	(1,091)	~~W~~	8,504

(In millions of Korean won)	2020
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	4,297	~~W~~	(229)	~~W~~	4,068
Loans measured at fair value through other comprehensive income		202		(316)		(114)
Securities measured at amortized cost		1,916		(636)		1,280

	~~W~~	6,415	~~W~~	(1,181)	~~W~~	5,234

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	9,908	~~W~~	39	~~W~~	73
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,568)		(4)		—
Provision (reversal) for credit losses		8,512		(11)		3
Others		(32)		4		—

Ending	~~W~~	16,820	~~W~~	28	~~W~~	76

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,370	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(589)		—		—
Provision for credit losses		5,195		39		—
Others		(68)		—		73

Ending	~~W~~	9,908	~~W~~	39	~~W~~	73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13. Investments in Associates and Joint Ventures

13.1 Details of investments in associates and joint ventures as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1[1]	15.19	~~W~~	259	~~W~~	1,622	~~W~~	1,622	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund[2]	66.66		8,801		11,789		11,789	Investment finance	Korea
KB Star Office Private Real Estate Master Fund No.1	21.05		20,000		26,240		26,240	Investment finance	Korea
Balhae Infrastructure Company[1]	12.61		105,924		99,785		99,785	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		12,343		22,921		22,921	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,835		18,222	Auto loans	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(19,481)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(147)		—	Research, consulting, and big data	Korea
Paycoms Co., Ltd.[3]	11.05		800		181		525	System software publishing	Korea
Food Factory Co., Ltd.[4]	22.22		1,000		633		1,320	Farm product distribution	Korea
KBSP Private Equity Fund No.4[1]	14.95		6,100		5,628		5,628	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,497		4,497	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,282		4,282	Investment finance	Korea
KB-Solidus Global Healthcare Fund[2]	43.33		45,557		48,201		48,898	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,776		5,413		5,413	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund[2]	56.00		14,280		16,828		16,828	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		25,250		29,669		28,919	Investment finance	Korea
KB-SJ Tourism Venture Fund[1]	18.52		4,999		4,146		4,146	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		959		959	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56		21,641		21,948		21,948	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1[2]	37.69		5,795		4,680		4,680	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.1 Details of investments in associates and joint ventures as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-UTC Inno-Tech Venture Fund[2]	44.29	~~W~~	21,375	~~W~~	20,972	~~W~~	20,972	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,604		9,604	Investment finance	Korea
All Together Korea Fund No.2[5]	99.99		10,000		10,070		10,070	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund[1]	12.00		13,392		15,254		15,254	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		525		525	Investment finance	Korea
December & Company Inc.[1]	16.78		25,330		9,054		21,388	Investment finance	Korea
2020 KB Fintech Renaissance Fund[1]	5.05		550		618		618	Investment finance	Korea
KB Material and Parts No.1 PEF[1]	14.47		3,400		3,343		3,343	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		8,375		8,067		8,067	Investment finance	Korea
KB Bio Private Equity No.3 Ltd.[1]	12.20		10,000		9,950		9,950	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		3,175		9,350	Investment advisory and securities trading	Vietnam
498 Seventh Owners LLC[6]	49.90		166,851		—		—	Real estate investment	United States
Smart Korea KB Future9-Sejong Venture Fund	38.46		1,000		962		962	Investment finance	Korea
KB-KTB Technology Venture Fund[2]	50.50		5,600		5,503		5,554	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund[2]	88.23		1,800		1,800		1,800	Investment finance	Korea
Paramark KB Fund No.1	20.69		2,040		1,850		1,850	Investment finance	Korea
Others			2,475		81		789

		~~W~~	598,590	~~W~~	410,457	~~W~~	448,718

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.1 Details of investments in associates and joint ventures as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1[1]	15.19	~~W~~	551	~~W~~	1,279	~~W~~	1,279	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		142,799		141,359	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund[2]	66.66		13,601		16,042		16,042	Investment finance	Korea
KB Star Office Private Real Estate Master Fund No.1	21.05		20,000		20,413		20,066	Investment finance	Korea
Balhae Infrastructure Company[1]	12.61		106,107		106,624		106,624	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		17,113		21,351		21,348	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,713		16,144	Auto loans	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(18,100)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(5)		—	Research, consulting, and big data	Korea
Paycoms Co., Ltd.[3]	11.70		800		72		198	System software publishing	Korea
Food Factory Co., Ltd.[4]	22.22		1,000		632		1,281	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		5,950		5,950	Investment finance	Korea
KB Private Equity Fund No.3[1]	15.69		—		94		94	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		7,153		7,153	Credit information	Korea
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	25.00		9,739		9,845		9,845	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund[1]	4.49		1,908		1,556		1,556	Investment finance	Korea
KB Social Impact Investment Fund	30.00		3,000		2,874		2,874	Investment finance	Korea
KB-Solidus Global Healthcare Fund[2]	43.33		48,677		45,516		46,213	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		10,375		12,895		12,895	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund[2]	56.00		16,576		17,630		17,630	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[2]	42.55		26,050		27,513		26,763	Investment finance	Korea
KB-SJ Tourism Venture Fund[1]	18.52		4,500		4,133		4,133	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.1 Details of investments in associates and joint ventures as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
UNION Media Commerce Fund	28.99	~~W~~	1,000	~~W~~	960	~~W~~	960	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56		14,308		16,636		16,636	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1[2]	37.69		5,795		5,049		5,049	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund[2]	44.29		17,416		16,999		16,999	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,711		9,711	Investment finance	Korea
All Together Korea Fund No.2[5]	99.99		10,000		10,023		10,023	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund[1]	12.00		5,700		5,611		5,611	Asset management	Korea
JR Global REIT	26.07		215,854		215,854		215,854	Real estate management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		2,151		2,151	Investment finance	Korea
December & Company Inc.[1]	17.63		24,849		24,402		24,402	Investment finance	Korea
2020 KB Fintech Renaissance Fund[1]	5.05		550		547		547	Investment finance	Korea
KB Material and Parts No.1 PEF[1]	14.47		3,400		3,371		3,371	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		—		—		—	Investment finance	Korea
Others			2,475		1,004		674

		~~W~~	737,672	~~W~~	757,297	~~W~~	771,435

[1]

As of December 31, 2021 and 2020, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 21.84% and 22.96% as of December 31, 2021 and 2020, respectively, considering the potential voting rights of convertible bonds.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2021 and 2020, respectively, considering the potential voting rights of convertible bonds.
[5]	As of December 31, 2021 and 2020, the Group participates in the investment management committee but cannot exercise control.
[6]	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group elected an exemption from applying the equity method for 41 companies including Banksalad Co., Ltd., and classified them as financial assets at fair value through profit or loss.

Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB Pre IPO Secondary Venture Fund No.1	~~W~~	10,678	~~W~~	3	~~W~~	4,015	~~W~~	10,675	~~W~~	1,622	~~W~~	—	~~W~~	1,622
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,069		385		13,200		17,684		11,789		—		11,789
KB Star Office Private Real Estate Master Fund No.1		247,259		122,620		95,000		124,639		26,240		—		26,240
Balhae Infrastructure Company		853,961		62,336		840,323		791,625		99,785		—		99,785
Aju Good Technology Venture Fund		64,303		4,703		32,100		59,600		22,921		—		22,921
SY Auto Capital Co., Ltd.		88,144		47,665		20,000		40,479		19,835		(1,613)		18,222
Incheon Bridge Co., Ltd.		560,570		690,530		61,096		(129,960)		(19,481)		19,481		—
Big Dipper Co., Ltd.		143		748		1,750		(605)		(147)		147		—
Paycoms Co., Ltd.		3,597		1,960		855		1,637		181		344		525
Food Factory Co., Ltd.		8,332		5,482		450		2,850		633		687		1,320
KBSP Private Equity Fund No.4		37,646		5		40,800		37,641		5,628		—		5,628
Korea Credit Bureau Co., Ltd.		128,297		78,328		10,000		49,969		4,497		—		4,497
KB Social Impact Investment Fund		14,431		157		15,000		14,274		4,282		—		4,282
KB-Solidus Global Healthcare Fund		112,358		1,126		68,400		111,232		48,201		697		48,898
POSCO-KB Shipbuilding Fund		17,754		432		8,880		17,322		5,413		—		5,413
KB-TS Technology Venture Private Equity Fund		35,279		5,228		25,500		30,051		16,828		—		16,828
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		69,943		221		61,100		69,722		29,669		(750)		28,919
KB-SJ Tourism Venture Fund		22,947		557		27,000		22,390		4,146		—		4,146
UNION Media Commerce Fund		3,318		10		3,450		3,308		959		—		959
KB-Stonebridge Secondary Private Equity Fund		151,004		316		148,587		150,688		21,948		—		21,948

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB SPROTT Renewable Private Equity Fund No.1	~~W~~	13,886	~~W~~	1,467	~~W~~	15,376	~~W~~	12,419	~~W~~	4,680	~~W~~	—	~~W~~	4,680
KB-UTC Inno-Tech Venture Fund		47,848		497		48,260		47,351		20,972		—		20,972
WJ Private Equity Fund No.1		35,799		170		37,100		35,629		9,604		—		9,604
All Together Korea Fund No.2		10,073		1		10,002		10,072		10,070		—		10,070
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		127,960		844		111,600		127,116		15,254		—		15,254
Project Vanilla Co., Ltd.		1,283		211		5,000		1,072		525		—		525
December & Company Inc.		71,219		17,276		37,241		53,943		9,054		12,334		21,388
2020 KB Fintech Renaissance Fund		12,252		5		10,900		12,247		618		—		618
KB Material and Parts No.1 PEF		23,104		—		23,500		23,104		3,343		—		3,343
FineKB Private Equity Fund No.1		32,583		315		33,500		32,268		8,067		—		8,067
KB Bio Private Equity No.3 Ltd.		81,691		101		82,000		81,590		9,950		—		9,950
G payment Joint Stock Company		7,797		557		2,950		7,240		3,175		6,175		9,350
Smart Korea KB Future9-Sejong Venture Fund		2,581		81		2,600		2,500		962		—		962
KB-KTB Technology Venture Fund		11,008		101		11,000		10,907		5,503		51		5,554
KB-SOLIDUS Healthcare Investment Fund		2,040		—		2,040		2,040		1,800		—		1,800
Paramark KB Fund No.1		8,943		3		9,860		8,940		1,850		—		1,850

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB Pre IPO Secondary Venture Fund No.1	~~W~~	4,594	~~W~~	4,180	~~W~~	—	~~W~~	4,180	~~W~~	—
KB-KDBC Pre-IPO New Technology Business Investment Fund		530		120		—		120		—
KB Star Office Private Real Estate Master Fund No.1		18		(127)		—		(127)		963
Balhae Infrastructure Company		97,833		19,559		—		19,559		9,121
Aju Good Technology Venture Fund		22,486		15,407		—		15,407		—
SY Auto Capital Co., Ltd.		14,316		2,193		104		2,297		—
Incheon Bridge Co., Ltd.		84,068		(16,219)		—		(16,219)		—
Big Dipper Co., Ltd.		939		(583)		—		(583)		—
Paycoms Co., Ltd.		1,515		857		—		857		—
Food Factory Co., Ltd.		8,853		354		—		354		—
KBSP Private Equity Fund No.4		(1,358)		(2,154)		—		(2,154)		—
Korea Credit Bureau Co., Ltd.		128,150		(27,327)		—		(27,327)		90
KB Social Impact Investment Fund		7		(306)		—		(306)		—
KB-Solidus Global Healthcare Fund		18,782		13,396		—		13,396		—
POSCO-KB Shipbuilding Fund		1,880		376		—		376		—
KB-TS Technology Venture Private Equity Fund		2,094		(1,151)		—		(1,151)		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,244		8,495		—		8,495		—
KB-SJ Tourism Venture Fund		170		(2,631)		—		(2,631)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		55,572		54,053		—		54,053		9,895
KB SPROTT Renewable Private Equity Fund No.1		—		(983)		—		(983)		—
KB-UTC Inno-Tech Venture Fund		1,080		32		—		32		—
WJ Private Equity Fund No.1		291		(398)		—		(398)		—
All Together Korea Fund No.2		53		47		—		47		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		20,594		16,252		—		16,252		—
Project Vanilla Co., Ltd.		—		(3,231)		—		(3,231)		—
December & Company Inc.		3,982		(20,767)		—		(20,767)		—
2020 KB Fintech Renaissance Fund		1,566		1,411		—		1,411		—
KB Material and Parts No.1 PEF		451		42		—		42		34
FineKB Private Equity Fund No.1		2		(1,155)		—		(1,155)		—
KB Bio Private Equity No.3 Ltd.		4		(410)		—		(410)		—
G payment Joint Stock Company		819		(762)		—		(762)		—
Smart Korea KB Future9-Sejong Venture Fund		2		(100)		—		(100)		—
KB-KTB Technology Venture Fund		8		(93)		—		(93)		—
KB-SOLIDUS Healthcare Investment Fund		—		—		—		—		—
Paramark KB Fund No.1		—		(920)		—		(920)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB Pre IPO Secondary Venture Fund No.1	~~W~~	8,423	~~W~~	3	~~W~~	5,940	~~W~~	8,420	~~W~~	1,279	~~W~~	—	~~W~~	1,279
KB GwS Private Securities Investment Trust		534,764		741		425,814		534,023		142,799		(1,440)		141,359
KB-KDBC Pre-IPO New Technology Business Investment Fund		24,655		592		20,400		24,063		16,042		—		16,042
KB Star Office Private Real Estate Master Fund No.1		231,018		122,298		95,000		108,720		20,413		(347)		20,066
Balhae Infrastructure Company		847,758		1,870		841,784		845,888		106,624		—		106,624
Aju Good Technology Venture Fund		57,776		2,265		44,500		55,511		21,351		(3)		21,348
SY Auto Capital Co., Ltd.		89,462		51,272		20,000		38,190		18,713		(2,569)		16,144
Incheon Bridge Co., Ltd.		579,386		700,133		61,096		(120,747)		(18,100)		18,100		—
Big Dipper Co., Ltd.		285		306		1,750		(21)		(5)		5		—
Paycoms Co., Ltd.		2,690		2,073		855		617		72		126		198
Food Factory Co., Ltd.		7,613		4,767		450		2,846		632		649		1,281
KBSP Private Equity Fund No.4		39,795		—		40,800		39,795		5,950		—		5,950
KB Private Equity Fund No.3		1,132		533		—		599		94		—		94
Korea Credit Bureau Co., Ltd.		117,077		37,599		10,000		79,478		7,153		—		7,153
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		42,585		3,205		38,960		39,380		9,845		—		9,845
Keystone-Hyundai Securities No.1 Private Equity Fund		178,848		132,123		42,837		46,725		1,556		—		1,556
KB Social Impact Investment Fund		9,585		4		10,000		9,581		2,874		—		2,874
KB-Solidus Global Healthcare Fund		106,215		1,179		75,600		105,036		45,516		697		46,213
POSCO-KB Shipbuilding Fund		41,807		541		33,200		41,266		12,895		—		12,895
KB-TS Technology Venture Private Equity Fund		34,972		3,490		29,600		31,482		17,630		—		17,630

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	~~W~~	64,968	~~W~~	313	~~W~~	62,980	~~W~~	64,655	~~W~~	27,513	~~W~~	(750)	~~W~~	26,763
KB-SJ Tourism Venture Fund		22,327		6		24,300		22,321		4,133		—		4,133
UNION Media Commerce Fund		3,318		7		3,450		3,311		960		—		960
KB-Stonebridge Secondary Private Equity Fund		114,712		496		98,235		114,216		16,636		—		16,636
KB SPROTT Renewable Private Equity Fund No.1		13,896		497		15,376		13,399		5,049		—		5,049
KB-UTC Inno-Tech Venture Fund		38,585		207		39,319		38,378		16,999		—		16,999
WJ Private Equity Fund No.1		36,197		170		37,100		36,027		9,711		—		9,711
All Together Korea Fund No.2		10,025		1		10,001		10,024		10,023		—		10,023
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		47,607		850		47,500		46,757		5,611		—		5,611
JR Global REIT		1,859,214		1,043,068		165,600		816,146		215,854		—		215,854
Project Vanilla Co., Ltd.		4,445		132		5,000		4,313		2,151		—		2,151
December & Company Inc.		68,173		3,305		35,441		64,868		24,402		—		24,402
2020 KB Fintech Renaissance Fund		10,841		5		10,900		10,836		547		—		547
KB Material and Parts No.1 PEF		23,296		—		23,500		23,296		3,371		—		3,371
FineKB Private Equity Fund No.1		—		77		—		(77)		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB Pre IPO Secondary Venture Fund No.1	~~W~~	1,942	~~W~~	1,053	~~W~~	—	~~W~~	1,053	~~W~~	—
KB GwS Private Securities Investment Trust		48,501		47,520		—		47,520		9,525
KB-KDBC Pre-IPO New Technology Business Investment Fund		5,151		4,421		—		4,421		—
KB Star Office Private Real Estate Master Fund No.1		2,392		1,076		—		1,076		—
Balhae Infrastructure Company		63,781		89,757		—		89,757		6,973
Aju Good Technology Venture Fund		8,685		2,815		—		2,815		—
SY Auto Capital Co., Ltd.		17,404		2,057		(49)		2,008		—
Incheon Bridge Co., Ltd.		70,345		(23,200)		—		(23,200)		—
Big Dipper Co., Ltd.		942		(305)		—		(305)		—
Paycoms Co., Ltd.		1,391		505		—		505		—
Food Factory Co., Ltd.		9,282		407		—		407		—
KBSP Private Equity Fund No.4		2		306		—		306		—
KB Private Equity Fund No.3		—		15,442		—		15,442		2,082
Korea Credit Bureau Co., Ltd.		107,810		13,391		—		13,391		89
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		1,629		626		—		626		—
Keystone-Hyundai Securities No.1 Private Equity Fund		16,586		(1,536)		—		(1,536)		—
KB Social Impact Investment Fund		8		(301)		—		(301)		—
KB-Solidus Global Healthcare Fund		6,435		(12,655)		—		(12,655)		—
POSCO-KB Shipbuilding Fund		12,842		10,154		—		10,154		—
KB-TS Technology Venture Private Equity Fund		5,342		4,051		—		4,051		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		5,257		3,013		—		3,013		—
KB-SJ Tourism Venture Fund		—		(689)		—		(689)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		20,068		17,842		—		17,842		—
KB SPROTT Renewable Private Equity Fund No.1		1		(991)		—		(991)		—
KB-UTC Inno-Tech Venture Fund		—		(866)		—		(866)		—
WJ Private Equity Fund No.1		2		(1,073)		—		(1,073)		—
All Together Korea Fund No.2		187		150		—		150		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		2,901		(743)		—		(743)		—
JR Global REIT		—		—		—		—		—
Project Vanilla Co., Ltd.		—		(611)		—		(611)		—
December & Company Inc.		756		(2,469)		—		(2,469)		—
2020 KB Fintech Renaissance Fund		1		(64)		—		(64)		—
KB Material and Parts No.1 PEF		—		(204)		—		(204)		—
FineKB Private Equity Fund No.1		—		(77)		—		(77)		—

*

The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021[1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income (loss)		Ending
KB Pre IPO Secondary Venture Fund No.1	~~W~~	1,279	~~W~~	—	~~W~~	(292)	~~W~~	—	~~W~~	635	~~W~~	—	~~W~~	1,622
KB GwS Private Securities Investment Trust		141,359		—		(141,359)		—		—		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		16,042		—		(4,800)		—		547		—		11,789
KB Star Office Private Real Estate Master Fund No.1		20,066		—		—		(963)		7,137		—		26,240
Balhae Infrastructure Company		106,624		280		(463)		(9,121)		2,465		—		99,785
Aju Good Technology Venture Fund		21,348		—		(4,770)		—		6,343		—		22,921
SY Auto Capital Co., Ltd.		16,144		—		—		—		2,027		51		18,222
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		—		—		—		—		—		—		—
Paycoms Co., Ltd.		198		—		—		—		327		—		525
Food Factory Co., Ltd.		1,281		—		—		—		7		32		1,320
KBSP Private Equity Fund No.4		5,950		—		—		—		(322)		—		5,628
KB Private Equity Fund No.3		94		—		(13)		(81)		—		—		—
Korea Credit Bureau Co., Ltd.		7,153		—		—		(90)		(2,566)		—		4,497
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		9,845		—		(9,725)		(2,120)		2,000		—		—
Keystone-Hyundai Securities No.1 Private Equity Fund		1,556		—		(1,044)		(512)		—		—		—
KB Social Impact Investment Fund		2,874		1,500		—		—		(92)		—		4,282
KB-Solidus Global Healthcare Fund		46,213		—		(3,120)		—		5,805		—		48,898
POSCO-KB Shipbuilding Fund		12,895		—		(7,599)		—		117		—		5,413
KB-TS Technology Venture Private Equity Fund		17,630		3,080		(5,376)		—		1,494		—		16,828
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		26,763		10,000		(10,800)		—		2,956		—		28,919
KB-SJ Tourism Venture Fund		4,133		499		—		—		(486)		—		4,146

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021[1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income (loss)		Ending
UNION Media Commerce Fund	~~W~~	960	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(1)	~~W~~	—	~~W~~	959
KB-Stonebridge Secondary Private Equity Fund		16,636		13,257		(5,924)		(9,895)		7,874		—		21,948
KB SPROTT Renewable Private Equity Fund No.1		5,049		—		—		—		(369)		—		4,680
KB-UTC Inno-Tech Venture Fund		16,999		5,085		(1,126)		—		14		—		20,972
WJ Private Equity Fund No.1		9,711		—		—		—		(107)		—		9,604
All Together Korea Fund No.2		10,023		—		—		—		47		—		10,070
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		5,611		7,692		—		—		1,951		—		15,254
JR Global REIT		215,854		—		(209,250)		(6,604)		—		—		—
Project Vanilla Co., Ltd.		2,151		—		—		—		(1,626)		—		525
December & Company Inc.		24,402		481		—		—		(3,507)		12		21,388
2020 KB Fintech Renaissance Fund		547		—		—		—		71		—		618
KB Material and Parts No.1 PEF		3,371		—		—		(34)		6		—		3,343
FineKB Private Equity Fund No.1		—		8,375		—		—		(308)		—		8,067
KB Bio Private Equity No.3 Ltd.		—		10,000		—		—		(50)		—		9,950
K The 15th REIT Co., Ltd.		—		8,600		(8,600)		—		—		—		—
G payment Joint Stock Company		—		9,684		—		—		(334)		—		9,350
498 Seventh Owners LLC[3]		—		172,907		(169,424)		(3,483)		—		—		—
Smart Korea KB Future9-Sejong Venture Fund		—		1,000		—		—		(38)		—		962
KB-KTB Technology Venture Fund		—		5,601		—		—		(47)		—		5,554
KB-SOLIDUS Healthcare Investment Fund		—		1,800		—		—		—		—		1,800
Paramark KB Fund No.1		—		2,040		—		—		(190)		—		1,850
Others		674		—		—		—		(303)		418		789

	~~W~~	771,435	~~W~~	261,881	~~W~~	(583,685)	~~W~~	(32,903)	~~W~~	31,477	~~W~~	513	~~W~~	448,718

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020[1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income (loss)		Ending
KB Pre IPO Secondary Venture Fund No.1	~~W~~	1,705	~~W~~	—	~~W~~	(586)	~~W~~	—	~~W~~	160	~~W~~	—	~~W~~	1,279
KB GwS Private Securities Investment Trust		136,168		—		—		(9,525)		14,716		—		141,359
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,988		—		(6,399)		—		3,453		—		16,042
KB Star Office Private Real Estate Master Fund No.1		19,839		—		—		—		227		—		20,066
PT Bank KB Bukopin Tbk[2]		121,381		43,909		(54,069)		—		(107,258)		(3,963)		—
Balhae Infrastructure Company		101,391		893		—		(6,973)		11,313		—		106,624
Aju Good Technology Venture Fund		23,016		—		(2,885)		—		1,217		—		21,348
SY Auto Capital Co., Ltd.		12,725		—		—		—		3,422		(3)		16,144
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		125		—		—		—		(125)		—		—
Paycoms Co., Ltd.		45		—		—		—		153		—		198
Food Factory Co., Ltd.		1,000		—		—		—		247		34		1,281
KBSP Private Equity Fund No.4		5,904		—		—		—		46		—		5,950
KB Private Equity Fund No.3		7,754		—		(8,000)		(2,082)		2,422		—		94
Korea Credit Bureau Co., Ltd.		5,991		—		—		(89)		1,251		—		7,153
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		13,616		—		(3,231)		—		(540)		—		9,845
Keystone-Hyundai Securities No.1 Private Equity Fund		1,625		—		—		—		(69)		—		1,556
KB Social Impact Investment Fund		1,465		1,500		—		—		(91)		—		2,874
KB-Solidus Global Healthcare Fund		45,718		10,920		(4,940)		—		(5,485)		—		46,213
POSCO-KB Shipbuilding Fund		6,847		5,000		(2,125)		—		3,173		—		12,895
KB-TS Technology Venture Private Equity Fund		19,731		2,240		(5,488)		—		1,232		(85)		17,630
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		19,752		8,000		(3,200)		—		2,211		—		26,763
KB-SJ Tourism Venture Fund		2,761		1,500		—		—		(128)		—		4,133

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020[1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income (loss)		Ending
UNION Media Commerce Fund	~~W~~	961	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(1)	~~W~~	—	~~W~~	960
KB-Stonebridge Secondary Private Equity Fund		4,944		9,093		—		—		2,599		—		16,636
KB SPROTT Renewable Private Equity Fund No.1		1,295		4,128		—		—		(374)		—		5,049
KB-UTC Inno-Tech Venture Fund		417		16,966		—		—		(384)		—		16,999
WJ Private Equity Fund No.1		—		10,000		—		—		(289)		—		9,711
All Together Korea Fund No.2		—		100,000		(90,000)		—		150		(127)		10,023
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		5,700		—		—		(89)		—		5,611
JR Global REIT		—		219,493		(3,639)		—		—		—		215,854
Project Vanilla Co., Ltd.		—		2,450		—		—		(299)		—		2,151
December & Company Inc.		—		30,000		(5,151)		—		(447)		—		24,402
2020 KB Fintech Renaissance Fund		—		550		—		—		(3)		—		547
KB Material and Parts No.1 PEF		—		3,400		—		—		(29)		—		3,371
FineKB Private Equity Fund No.1		—		—		—		—		—		—		—
Others		23,076		40,000		(61,862)		—		(899)		359		674

	~~W~~	598,240	~~W~~	515,742	~~W~~	(251,575)	~~W~~	(18,669)	~~W~~	(68,518)	~~W~~	(3,785)	~~W~~	771,435

[1]	Gains on disposal of investments in associates and joint ventures amount to ~~W~~ 62,048 million ~~W~~ 24,768 million for the years ended December 31, 2021 and 2020, respectively.
[2]	The investment was reclassified from associates to subsidiaries during the year ended December 31, 2020 due to additional share purchase.
[3]	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2021 and 2020, and accumulated amount of unrecognized losses as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Unrecognized losses for the period				Accumulated unrecognized losses
	2021		2020		December 31, 2021		December 31, 2020
DSMETAL Co., Ltd.	~~W~~	38	~~W~~	—	~~W~~	103	~~W~~	65
Incheon Bridge Co., Ltd.		1,381		3,354		19,481		18,100
Jungdong Steel Co., Ltd.		—		—		489		489
DPAPS Co., Ltd.		—		19		—		358
Shinla Construction Co., Ltd.		—		—		183		183
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		239		151		551		312
Jinseung Tech Co., Ltd.		12		—		33		21
Korea NM Tech Co., Ltd.		—		—		28		28
Chongil Machine & Tools Co., Ltd.		49		—		68		19
Skydigital Inc.		68		—		174		106
Imt Technology Co., Ltd.		(3)		3		—		3
Jo Yang Industrial Co., Ltd.		9		96		105		96
IDTECK Co., Ltd.		(72)		216		144		216
MJT&I Corp.		152		—		152		—
Dae-A Leisure Co., Ltd.		202		—		202		—
Il-Kwang Electronic Materials Co., Ltd.		160		—		160		—
Inter Shipping Co., Ltd.		117		—		117		—

	~~W~~	2,352	~~W~~	3,839	~~W~~	22,034	~~W~~	20,040

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,548,185	~~W~~	—	~~W~~	(4)	~~W~~	2,548,181
Buildings		2,534,134		(851,730)		(5,747)		1,676,657
Leasehold improvements		977,853		(889,602)		—		88,251
Equipment and vehicles		2,093,461		(1,782,278)		—		311,183
Construction in-progress		39,579		—		—		39,579
Right-of-use assets		1,301,864		(725,817)		—		576,047

	~~W~~	9,495,076	~~W~~	(4,249,427)	~~W~~	(5,751)	~~W~~	5,239,898

	December 31, 2020
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,611,604	~~W~~	—	~~W~~	(1,018)	~~W~~	2,610,586
Buildings		2,607,957		(830,516)		(5,859)		1,771,582
Leasehold improvements		929,120		(833,293)		—		95,827
Equipment and vehicles		2,040,100		(1,699,442)		—		340,658
Construction in-progress		44,190		—		—		44,190
Right-of-use assets		1,094,876		(524,165)		—		570,711

	~~W~~	9,327,847	~~W~~	(3,887,416)	~~W~~	(6,877)	~~W~~	5,433,554

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

14.1.2 Changes in property and equipment for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Acquisition		Transfer[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
Land	~~W~~	2,610,586	~~W~~	1,106	~~W~~	(81,690)	~~W~~	(11,399)	~~W~~	—	~~W~~	—	~~W~~	29,578	~~W~~	2,548,181
Buildings		1,771,582		2,412		(79,802)		6,213		(69,118)		—		45,370		1,676,657
Leasehold improvements		95,827		13,079		40,148		(891)		(61,294)		—		1,382		88,251
Equipment and vehicles		340,658		153,459		2,488		(1,819)		(187,918)		537		3,778		311,183
Construction in-progress		44,190		129,682		(99,763)		(8,435)		—		—		(26,095)		39,579
Right-of-use assets		570,711		614,069		(9)		(324,104)		(288,980)		20		4,340		576,047

	~~W~~	5,433,554	~~W~~	913,807	~~W~~	(218,628)	~~W~~	(340,435)	~~W~~	(607,310)	~~W~~	557	~~W~~	58,353	~~W~~	5,239,898

(In millions of Korean won)	2020
	Beginning		Acquisition		Transfer[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
Land	~~W~~	2,430,794	~~W~~	6,475	~~W~~	(116,264)	~~W~~	(2,578)	~~W~~	—	~~W~~	295,421	~~W~~	(3,262)	~~W~~	2,610,586
Buildings		1,502,923		43,592		190,917		(4,442)		(61,339)		100,984		(1,053)		1,771,582
Leasehold improvements		116,124		13,348		34,596		(574)		(73,394)		5,087		640		95,827
Equipment and vehicles		380,353		161,515		3,705		(1,990)		(221,697)		19,873		(1,101)		340,658
Construction in-progress		86,303		229,927		(291,336)		—		—		20,022		(726)		44,190
Right-of-use assets		550,880		426,405		53		(203,376)		(272,686)		55,656		13,779		570,711

	~~W~~	5,067,377	~~W~~	881,262	~~W~~	(178,329)	~~W~~	(212,960)	~~W~~	(629,116)	~~W~~	497,043	~~W~~	8,277	~~W~~	5,433,554

[1]	Includes transfers with investment properties and assets held for sale.
[2]	Includes depreciation expenses amounting to ~~W~~ 196 million and ~~W~~ 123 million recorded as other operating expenses and others for the years ended December 31, 2021 and 2020, respectively.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(6,877)	~~W~~	—	~~W~~	—	~~W~~	1,126	~~W~~	(5,751)

(In millions of Korean won)	2020
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(6,877)	~~W~~	(12)	~~W~~	—	~~W~~	12	~~W~~	(6,877)
Accumulated impairment losses of right-of-use assets		(1,178)		—		—		1,178		—

	~~W~~	(8,055)	~~W~~	(12)	~~W~~	—	~~W~~	1,190	~~W~~	(6,877)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,577,800	~~W~~	—	~~W~~	(447)	~~W~~	1,577,353
Buildings		1,089,761		(147,307)		(4,863)		937,591

	~~W~~	2,667,561	~~W~~	(147,307)	~~W~~	(5,310)	~~W~~	2,514,944

(In millions of Korean won)	December 31, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,568,508	~~W~~	—	~~W~~	(410)	~~W~~	1,568,098
Buildings		1,092,737		(122,833)		(4,463)		965,441

	~~W~~	2,661,245	~~W~~	(122,833)	~~W~~	(4,873)	~~W~~	2,533,539

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2021, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Land and buildings	~~W~~	124,021	Cost approach method	- Price per square meter - Replacement cost
		1,118,793	Market comparison method	- Price per square meter
		1,236,638	Discounted cash flow method	- Prospective rental market growth rate - Period of vacancy - Rental ratio - Discount rate and others
		232,950	Income approach method	- Discount rate - Capitalization rate - Vacancy rate

Fair value of investment properties amounts to ~~W~~ 2,712,402 million and ~~W~~ 2,712,653 million as of December 31, 2021 and 2020, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 123,313 million and ~~W~~ 157,652 million for the years ended December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

14.2.3 Changes in investment properties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Acquisition		Transfer *		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,568,098	~~W~~	28,568	~~W~~	22,410	~~W~~	(63,546)	~~W~~	—	~~W~~	21,823	~~W~~	1,577,353
Buildings		965,441		90,393		1,802		(112,159)		(28,933)		21,047		937,591

	~~W~~	2,533,539	~~W~~	118,961	~~W~~	24,212	~~W~~	(175,705)	~~W~~	(28,933)	~~W~~	42,870	~~W~~	2,514,944

(In millions of Korean won)	2020
	Beginning		Acquisition		Transfer *		Disposal		Depreciation		Business combination		Others		Ending
Land	~~W~~	1,537,240	~~W~~	34,529	~~W~~	61,383	~~W~~	(167,015)	~~W~~	—	~~W~~	106,944	~~W~~	(4,983)	~~W~~	1,568,098
Buildings		1,290,748		18,667		37,694		(378,332)		(38,717)		42,169		(6,788)		965,441

	~~W~~	2,827,988	~~W~~	53,196	~~W~~	99,077	~~W~~	(545,347)	~~W~~	(38,717)	~~W~~	149,113	~~W~~	(11,771)	~~W~~	2,533,539

*	Includes transfers with property and equipment and assets held for sale.

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	887,259	~~W~~	—	~~W~~	(70,517)	~~W~~	(10,335)	~~W~~	806,407
Other intangible assets		5,227,231		(2,732,394)		(34,887)		—		2,459,950

	~~W~~	6,114,490	~~W~~	(2,732,394)	~~W~~	(105,404)	~~W~~	(10,335)	~~W~~	3,266,357

(In millions of Korean won)	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	887,259	~~W~~	—	~~W~~	(70,517)	~~W~~	(53,160)	~~W~~	763,582
Other intangible assets		4,928,003		(2,304,188)		(36,264)		—		2,587,551

	~~W~~	5,815,262	~~W~~	(2,304,188)	~~W~~	(106,781)	~~W~~	(53,160)	~~W~~	3,351,133

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15.2 Details of goodwill as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021				December 31, 2020
	Acquisition cost		Carrying amount *		Acquisition cost		Carrying amount *
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
Kookmin Bank Cambodia Plc.		1,202		—		1,202		—
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		13,533		13,092		12,234
KB Daehan Specialized Bank Plc.		1,515		1,601		1,515		1,470
PRASAC Microfinance Institution Plc.		396,942		388,524		396,942		356,570
PT Sunindo Kookmin Best Finance		2,963		2,894		2,963		2,963
PT Bank KB Bukopin Tbk		89,220		85,893		89,220		80,002
PT. KB Finansia Multi Finance		51,820		52,772		51,820		49,153

	~~W~~	887,259	~~W~~	806,407	~~W~~	887,259	~~W~~	763,582

*	Includes the effect of exchange differences and others.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

(In millions of Korean won)	2020
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2021 are as follows:

(In millions of Korean won)		December 31, 2021
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount		Discount rate (%)	Permanent growth rate (%)
Housing & Commercial Bank	Retail banking	~~W~~	49,315	~~W~~	5,767,992	18.57	1.00
	Corporate banking		15,973		2,004,756	18.96	1.00
KB Securities Co., Ltd.			58,889		1,369,331	21.27	1.00
KB Capital Co., Ltd.			79,609		204,215	24.01	1.00
KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.			57,404		542,790	14.37	1.00
KB Securities Vietnam Joint Stock Company			13,533		35,525	22.09	1.00
KB Daehan Specialized Bank Plc.			1,601		20,186	23.23	1.00
PT Bank KB Bukopin Tbk			85,893		175,872	17.30	3.00
PRASAC Microfinance Institution Plc.			388,524		247,992	23.02	3.00
PT Sunindo Kookmin Best Finance			2,894		574	18.96	0.00
PT. KB Finansia Multi Finance			52,772		49,744	17.57	1.00

		~~W~~	806,407	~~W~~	10,418,977

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment.

Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. In relation to subsequent cash flows, it is assumed that cash flows will grow at a certain permanent growth rate. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15.5 Details of intangible assets other than goodwill as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	3,056	~~W~~	(1,953)	~~W~~	—	~~W~~	1,103
Software		1,996,646		(1,417,705)		—		578,941
Other intangible assets		797,107		(365,473)		(34,887)		396,747
VOBA		2,395,291		(915,746)		—		1,479,545
Right-of-use assets		35,131		(31,517)		—		3,614

	~~W~~	5,227,231	~~W~~	(2,732,394)	~~W~~	(34,887)	~~W~~	2,459,950

(In millions of Korean won)	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	6,222	~~W~~	(2,936)	~~W~~	(940)	~~W~~	2,346
Software		1,800,686		(1,225,173)		(2,326)		573,187
Other intangible assets		690,665		(285,893)		(32,998)		371,774
VOBA		2,395,291		(759,672)		—		1,635,619
Right-of-use assets		35,139		(30,514)		—		4,625

	~~W~~	4,928,003	~~W~~	(2,304,188)	~~W~~	(36,264)	~~W~~	2,587,551

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Acquisition & transfer		Disposal		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	2,347	~~W~~	207	~~W~~	(1,080)	~~W~~	(371)	~~W~~	—	~~W~~	—	~~W~~	1,103
Software		573,186		219,128		(838)		(216,073)		8,742		(5,204)		578,941
Other intangible assets[2]		371,773		100,460		(16,907)		(59,761)		—		1,182		396,747
VOBA		1,635,619		—		—		(156,074)		—		—		1,479,545
Right-of-use assets		4,626		—		—		(1,012)		—		—		3,614

	~~W~~	2,587,551	~~W~~	319,795	~~W~~	(18,825)	~~W~~	(433,291)	~~W~~	8,742	~~W~~	(4,022)	~~W~~	2,459,950

(In millions of Korean won)	2020
	Beginning		Acquisition & transfer		Disposal		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	2,853	~~W~~	116	~~W~~	(147)	~~W~~	(476)	~~W~~	—	~~W~~	—	~~W~~	2,346
Software		373,519		340,045		(4,444)		(153,876)		18,252		(309)		573,187
Other intangible assets[2]		266,517		63,743		(9,527)		(47,948)		106,445		(7,456)		371,774
VOBA		1,809,485		—		—		(173,866)		—		—		1,635,619
Right-of-use assets		9,698		—		—		(5,026)		—		(47)		4,625

	~~W~~	2,462,072	~~W~~	403,904	~~W~~	(14,118)	~~W~~	(381,192)	~~W~~	124,697	~~W~~	(7,812)	~~W~~	2,587,551

[1]	Includes ~~W~~ 189,791 million and ~~W~~ 173,992 million recorded as insurance expenses and other operating expenses for the years ended December 31, 2021 and 2020, respectively.
[2]

Impairment losses for membership right with indefinite useful life among other intangible assets are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(36,264)	~~W~~	(5,306)	~~W~~	2,939	~~W~~	3,744	~~W~~	(34,887)

(In millions of Korean won)	2020
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(31,652)	~~W~~	(9,312)	~~W~~	3,669	~~W~~	1,031	~~W~~	(36,264)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

16. Lease

16.1 The Group as a Lessee

16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Right-of-use property and equipment:*
Real estate	~~W~~	544,075	~~W~~	537,392
Vehicles		18,416		16,218
Others		13,556		17,101

		576,047		570,711

Right-of-use intangible assets*		3,614		4,626

	~~W~~	579,661	~~W~~	575,337

Lease liabilities*	~~W~~	578,808	~~W~~	559,113

*	Included in property and equipment, intangible assets, and other liabilities.

16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Depreciation and amortization of right-of-use assets:
Real estate	~~W~~	262,240	~~W~~	246,058
Vehicles		17,796		15,286
Others		8,944		11,342
Intangible assets		1,012		5,026

	~~W~~	289,992	~~W~~	277,712

Interest expenses on the lease liabilities	~~W~~	14,678	~~W~~	13,492
Expense relating to short-term lease		5,920		6,169
Expense relating to lease of low-value assets that are not short-term lease		8,434		7,130
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		262		438

Total cash outflows for lease for the years ended December 31, 2021 and 2020 are ~~W~~ 267,864 million and ~~W~~ 245,151 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

16.2 The Group as a Lessor

16.2.1 The Group as a finance lessor

16.2.1.1 Gross investment in the lease and present value of minimum lease payments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021				December 31, 2020
	Gross investment in the lease		Present value of minimum lease payments		Gross investment in the lease		Present value of minimum lease payments
Up to 1 year	~~W~~	559,569	~~W~~	379,439	~~W~~	579,968	~~W~~	354,588
1-5 years		808,256		540,219		958,125		551,777

	~~W~~	1,367,825	~~W~~	919,658	~~W~~	1,538,093	~~W~~	906,365

16.2.1.2 Unearned finance income on finance lease as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Gross investment in the lease	~~W~~	1,367,825	~~W~~	1,538,093
Net investment in the lease:
Present value of minimum lease payments		919,658		906,365
Present value of unguaranteed residual value		349,478		496,969

		1,269,136		1,403,334

Unearned finance income	~~W~~	98,689	~~W~~	134,759

16.2.2 The Group as an operating lessor

Future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Minimum lease payments to be received:
Up to 1 year	~~W~~	918,640	~~W~~	792,935
1-5 years		1,797,551		1,727,498
Over 5 years		299,984		84,733

	~~W~~	3,016,175	~~W~~	2,605,166

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

17. Deferred Income Tax Assets and Liabilities

17.1 Details of deferred income tax assets and liabilities as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	178,027	~~W~~	—	~~W~~	178,027
Allowances for credit losses		28,770		(3,008)		25,762
Impairment losses of property and equipment		9,198		(1,833)		7,365
Share-based payments		24,249		—		24,249
Provisions for acceptances and guarantees		33,091		—		33,091
Gains or losses on valuation of derivatives		41,289		(139,281)		(97,992)
Present value discount		14,254		(5,929)		8,325
Gains or losses on fair value hedge		—		(14,642)		(14,642)
Accrued interest		—		(140,852)		(140,852)
Deferred loan origination fees and costs		10,473		(223,170)		(212,697)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		—		(318,539)		(318,539)
Investments in subsidiaries and others		42,547		(159,411)		(116,864)
Gains or losses on valuation of security investment		104,168		(1,192,004)		(1,087,836)
Defined benefit liabilities		608,471		—		608,471
Accrued expenses		281,983		—		281,983
Retirement insurance expense		—		(573,895)		(573,895)
Adjustments to the prepaid contributions		—		(29,273)		(29,273)
Derivative-linked securities		2,241		(46,895)		(44,654)
Others*		1,031,411		(871,625)		159,786

		2,410,172		(3,722,060)		(1,311,888)

Offsetting of deferred income tax assets and liabilities		(2,251,079)		2,251,079		—

	~~W~~	159,093	~~W~~	(1,470,981)	~~W~~	(1,311,888)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

17.1 Details of deferred income tax assets and liabilities as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Assets		Liabilities		Net amount
Other provisions	~~W~~	149,259	~~W~~	—	~~W~~	149,259
Allowances for credit losses		26,496		(3,356)		23,140
Impairment losses of property and equipment		3,992		(1,889)		2,103
Share-based payments		17,718		—		17,718
Provisions for acceptances and guarantees		17,046		—		17,046
Gains or losses on valuation of derivatives		20,645		(223,482)		(202,837)
Present value discount		17,058		(3,041)		14,017
Gains or losses on fair value hedge		21,060		—		21,060
Accrued interest		—		(125,835)		(125,835)
Deferred loan origination fees and costs		7,224		(226,821)		(219,597)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,698)		(319,360)
Investments in subsidiaries and others		38,164		(111,589)		(73,425)
Gains or losses on valuation of security investment		73,857		(1,232,689)		(1,158,832)
Defined benefit liabilities		590,633		—		590,633
Accrued expenses		334,900		—		334,900
Retirement insurance expense		—		(541,317)		(541,317)
Adjustments to the prepaid contributions		—		(28,261)		(28,261)
Derivative-linked securities		78,202		(30,881)		47,321
Others*		1,081,691		(740,462)		341,229

		2,478,283		(3,591,024)		(1,112,741)

Offsetting of deferred income tax assets and liabilities		(2,413,225)		2,413,225		—

	~~W~~	65,058	~~W~~	(1,177,799)	~~W~~	(1,112,741)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of Prudential Life Insurance Company of Korea Ltd., KB Insurance Co., Ltd., and others.

17.2 Unrecognized Deferred Income Tax Assets

17.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 372,410 million associated with investments in subsidiaries and others as of December 31, 2021, because it is not probable that these temporary differences will reverse in the foreseeable future.

17.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 107,067 million associated with others as of December 31, 2021, due to the uncertainty that these temporary differences will be realized in the future.

17.3 Unrecognized Deferred Income Tax Liabilities

17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 404,147 million associated with investments in subsidiaries and others as of December 31, 2021, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2021, for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

17.4 Changes in cumulative temporary differences for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Gains or losses on fair value hedge	~~W~~	76,583	~~W~~	76,583	~~W~~	—	~~W~~	—
Other provisions		544,705		527,058		631,800		649,447
Allowances for credit losses		93,749		69,023		75,452		100,178
Impairment losses of property and equipment		14,516		4,361		23,290		33,445
Deferred loan origination fees and costs		26,269		13,719		25,536		38,086
Share-based payments		62,085		55,002		78,225		85,308
Provisions for acceptances and guarantees		61,984		61,984		120,332		120,332
Gains or losses on valuation of derivatives		76,238		76,238		149,817		149,817
Present value discount		62,029		61,783		51,586		51,832
Investments in subsidiaries and others		371,001		203,470		346,809		514,340
Gains or losses on valuation of security investment		251,690		252,497		368,886		368,079
Defined benefit liabilities		2,299,159		315,719		393,189		2,376,629
Accrued expenses		1,220,283		1,220,283		1,026,651		1,026,651
Derivative-linked securities		284,370		284,370		8,147		8,147
Others*		3,648,764		554,628		100,539		3,194,675

		9,093,425		3,776,718		3,400,259		8,716,966

Unrecognized deferred income tax assets
Other provisions		3,054						404
Investments in subsidiaries and others		242,875						372,410
Others		75,831						107,067

		8,771,665						8,237,085
Tax rate (%)		27.5						27.5

Total deferred income tax assets	~~W~~	2,478,283					~~W~~	2,410,172

Taxable temporary differences
Gains or losses on fair value hedge	~~W~~	—	~~W~~	—	~~W~~	(53,243)	~~W~~	(53,243)
Accrued interest		(457,626)		(442,101)		(496,663)		(512,188)
Allowances for credit losses		(12,203)		(12,203)		(10,939)		(10,939)
Impairment losses of property and equipment		(3,935)		(204)		—		(3,731)
Deferred loan origination fees and costs		(820,223)		(820,223)		(802,237)		(802,237)
Advanced depreciation provision		(6,192)		—		—		(6,192)
Gains or losses on valuation of derivatives		(812,662)		(804,383)		(498,197)		(506,476)
Present value discount		(10,916)		(10,916)		(21,469)		(21,469)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,162,538)		(48,981)		(44,765)		(1,158,322)
Investments in subsidiaries and others		(646,676)		(150,480)		(468,334)		(964,530)
Gains or losses on valuation of security investment		(4,425,922)		(2,552,447)		(2,394,100)		(4,267,575)
Retirement insurance expense		(1,963,061)		(228,784)		(346,368)		(2,080,645)
Adjustments to the prepaid contributions		(102,768)		(102,768)		(106,446)		(106,446)
Derivative-linked securities		(112,293)		(112,293)		(170,526)		(170,526)
Others*		(2,706,386)		(1,819,652)		(2,208,579)		(3,095,313)

		(13,308,689)		(7,105,435)		(7,621,866)		(13,825,120)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(260,739)						(404,147)
Others		(1,042)						(446)

		(12,981,620)						(13,355,239)
Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	~~W~~	(3,591,024)					~~W~~	(3,722,060)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

17.4 Changes in cumulative temporary differences for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Business combination		Decrease		Increase		Ending
Deductible temporary differences
Gains or losses on fair value hedge	~~W~~	44,085	~~W~~	—	~~W~~	44,085	~~W~~	76,583	~~W~~	76,583
Other provisions		424,383		6,383		426,457		540,396		544,705
Allowances for credit losses		2,018		105,505		96,885		83,111		93,749
Impairment losses of property and equipment		15,985		—		9,658		8,189		14,516
Deferred loan origination fees and costs		1,930		35,863		15,098		3,574		26,269
Share-based payments		63,092		5		55,601		54,589		62,085
Provisions for acceptances and guarantees		76,214		—		76,214		61,984		61,984
Gains or losses on valuation of derivatives		186,035		5,201		191,236		76,238		76,238
Present value discount		29,978		—		29,732		61,783		62,029
Investments in subsidiaries and others		185,380		—		47,034		232,655		371,001
Gains or losses on valuation of security investment		136,236		—		136,070		251,524		251,690
Defined benefit liabilities		2,118,942		94,105		227,010		313,122		2,299,159
Accrued expenses		911,599		75,498		911,599		1,144,785		1,220,283
Derivative-linked securities		477,307		—		477,307		284,370		284,370
Others*		1,669,025		2,068,207		1,170,462		1,081,994		3,648,764

		6,342,209		2,390,767		3,914,448		4,274,897		9,093,425

Unrecognized deferred income tax assets
Other provisions		4,788								3,054
Investments in subsidiaries and others		67,645								242,875
Others		125,158								75,831

		6,144,618								8,771,665
Tax rate (%)		27.5								27.5

Total deferred income tax assets	~~W~~	1,703,764							~~W~~	2,478,283

Taxable temporary differences
Accrued interest	~~W~~	(401,337)	~~W~~	(168,859)	~~W~~	(394,255)	~~W~~	(281,685)	~~W~~	(457,626)
Allowances for credit losses		(11,877)		—		(11,877)		(12,203)		(12,203)
Impairment losses of property and equipment		(4,163)		—		(111)		117		(3,935)
Deferred loan origination fees and costs		(752,178)		—		(752,178)		(820,223)		(820,223)
Advanced depreciation provision		(6,192)		—		—		—		(6,192)
Gains or losses on valuation of derivatives		(576,743)		—		(576,743)		(812,662)		(812,662)
Present value discount		(15,278)		—		(15,278)		(10,916)		(10,916)
Goodwill arising from the merger		(65,288)		—		—		—		(65,288)
Gains or losses on revaluation		(1,197,566)		—		(80,036)		(45,008)		(1,162,538)
Investments in subsidiaries and others		(419,055)		—		(70,188)		(297,809)		(646,676)
Gains or losses on valuation of security investment		(906,790)		(3,060,750)		(899,660)		(1,358,042)		(4,425,922)
Retirement insurance expense		(1,775,740)		(61,789)		(162,764)		(288,296)		(1,963,061)
Adjustments to the prepaid contributions		(83,262)		—		(83,262)		(102,768)		(102,768)
Derivative-linked securities		(125,947)		—		(125,947)		(112,293)		(112,293)
Others*		(2,793,848)		(1,613)		(1,644,815)		(1,555,740)		(2,706,386)

		(9,135,264)		(3,293,011)		(4,817,114)		(5,697,528)		(13,308,689)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)								(65,288)
Investments in subsidiaries and others		(68,836)								(260,739)
Others		(1,247)								(1,042)

		(8,999,893)								(12,981,620)
Tax rate (%)		27.5								27.5

Total deferred income tax liabilities	~~W~~	(2,489,587)							~~W~~	(3,591,024)

*	Includes PPA amount arising from the acquisition of Prudential Life Insurance Company of Korea Ltd., KB Insurance Co., Ltd., and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

18. Assets Held for Sale and Assets of a Disposal Group Held for Sale

18.1 Assets Held for Sale

18.1.1 Details of assets held for sale as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	115,099	~~W~~	(16,528)	~~W~~	98,571	~~W~~	135,192
Buildings held for sale		170,892		(36,923)		133,969		149,569
Other assets held for sale		10,142		(5,364)		4,778		4,778

	~~W~~	296,133	~~W~~	(58,815)	~~W~~	237,318	~~W~~	289,539

(In millions of Korean won)	December 31, 2020
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	80,740	~~W~~	(16,169)	~~W~~	64,571	~~W~~	68,321
Buildings held for sale		152,426		(24,887)		127,539		134,247
Other assets held for sale		10,676		(5,059)		5,617		5,801

	~~W~~	243,842	~~W~~	(46,115)	~~W~~	197,727	~~W~~	208,369

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

18.1.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2021 are as follows:

(In millions of Korean won)

	December 31, 2021
	Fair value		Valuation techniques[1]	Unobservable inputs[2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	~~W~~	289,539	Market comparison approach model and others	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or local factors or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

18.1.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Provision		Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(46,115)	~~W~~	(15,490)	~~W~~	—	~~W~~	2,790	~~W~~	(58,815)

(In millions of Korean won)	2020
	Beginning		Provision		Reversal		Business combination		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(2,782)	~~W~~	(11,593)	~~W~~	—	~~W~~	(45,433)	~~W~~	13,693	~~W~~	(46,115)

18.1.4 As of December 31, 2021, assets held for sale consist of 16 real estates of closed offices and 861 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2021. Negotiation with buyers is in process for the one closed office and the remaining 876 assets are also being actively marketed.

18.2 Assets of a Disposal Group Held for Sale

The Group decided to sell all of its shares in 498 Seventh KOR Holdco LP held by Hanwha US Equity Strategy Private Real Estate Fund No.3, which is a subsidiary and 498 Seventh KOR LLC held by 498 Seventh KOR Holdco LP. The Group classified assets of 498 Seventh KOR Holdco LP and 498 Seventh KOR LLC as assets of a disposal group held for sale, and classified currency translation differences as accumulated other comprehensive income relating to assets of a disposal group held for sale and has entered into a share transfer contract with JR REIT No.28 and is in the process of selling it accordingly as of December 31, 2021.

18.2.1 There is no liabilities of a disposal group held for sale and details of assets of a disposal group held for sale as of December 31, 2021 are as follows:

(In millions of Korean won)	December 31, 2021
	498 seventh Holdco LP		498 seventh KOR LLC		Total
Cash	~~W~~	556	~~W~~	512	~~W~~	1,068
Investments in associates		—		169,424		169,424
Other assets		—		1,257		1,257

	~~W~~	556	~~W~~	171,193	~~W~~	171,749

Assets of a disposal group held for sale are measured at the lower of its carrying amount and fair value less costs to sell. There is no impairment loss recognized as the fair value less costs to sell exceeds the carrying amount as of December 31, 2021.

18.2.2 Details of accumulated other comprehensive income relating to assets of a disposal group held for sale as of December 31, 2021 are as follows:

(In millions of Korean won)	December 31, 2021
Currency translation differences	~~W~~	7,671

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

19. Other Assets

19.1 Details of other assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Other financial assets
Other receivables	~~W~~	6,732,917	~~W~~	10,628,272
Accrued income		1,916,667		1,726,651
Guarantee deposits		1,035,522		1,099,618
Domestic exchange settlement debits		1,014,938		722,616
Others		204,940		117,330
Less: Allowances for credit losses		(143,205)		(119,762)
Less: Present value discount		(6,429)		(7,036)

		10,755,350		14,167,689

Other non-financial assets
Other receivables		1,764		1,091
Prepaid expenses		254,990		254,152
Guarantee deposits		7,268		3,906
Insurance assets		2,924,698		2,376,679
Separate account assets		10,556,935		10,210,047
Others		3,689,340		3,158,993
Less: Allowances for credit losses		(16,172)		(17,520)

		17,418,823		15,987,348

	~~W~~	28,174,173	~~W~~	30,155,037

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	119,762	~~W~~	17,520	~~W~~	137,282
Write-offs		(3,504)		(380)		(3,884)
Provision (reversal)		25,387		(447)		24,940
Business combination		227		—		227
Others		1,333		(521)		812

Ending	~~W~~	143,205	~~W~~	16,172	~~W~~	159,377

(In millions of Korean won)	2020
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	104,629	~~W~~	24,235	~~W~~	128,864
Write-offs		(6,517)		(8,503)		(15,020)
Provision		22,153		1,726		23,879
Business combination		7,946		59		8,005
Others		(8,449)		3		(8,446)

Ending	~~W~~	119,762	~~W~~	17,520	~~W~~	137,282

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

20. Financial Liabilities at Fair Value through Profit or Loss

20.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,826,885	~~W~~	1,934,735
Others		112,699		91,216

		2,939,584		2,025,951

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		9,149,396		9,784,107

		9,149,396		9,784,107

	~~W~~	12,088,980	~~W~~	11,810,058

20.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Amount contractually required to pay at maturity	~~W~~	8,957,602	~~W~~	9,583,186
Carrying amount		9,149,396		9,784,107

Difference	~~W~~	(191,794)	~~W~~	(200,921)

21. Deposits

Details of deposits as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Demand deposits
Demand deposits in Korean won	~~W~~	180,560,022	~~W~~	162,155,728
Demand deposits in foreign currencies		15,955,246		14,473,832

		196,515,268		176,629,560

Time deposits
Time deposits in Korean won		155,799,563		149,435,968

		155,799,563		149,435,968

Time deposits in foreign currencies		15,594,718		10,043,679
Fair value adjustments of fair value hedged time deposits in foreign currencies		(1,319)		2,089

		15,593,399		10,045,768

		171,392,962		159,481,736

Certificates of deposits		4,115,688		2,468,924

	~~W~~	372,023,918	~~W~~	338,580,220

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

22. Borrowings

22.1 Details of borrowings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
General borrowings	~~W~~	40,859,845	~~W~~	32,312,859
Bonds sold under repurchase agreements and others		14,374,863		16,334,365
Call money		1,677,666		1,179,932
	~~W~~	56,912,374	~~W~~	49,827,156

22.2 Details of general borrowings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	~~W~~	7,131,019	~~W~~	6,463,267
	Borrowings from the government	SEMAS and others	0.00~2.70		2,683,056		2,675,568
	Borrowings from banks	Shinhan Bank and others	1.70~5.30		171,482		137,952
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20~4.74		1,935,906		2,203,702
	Other borrowings	The Korea Development Bank and others	0.00~4.90		13,292,759		9,717,382

					25,214,222		21,197,871

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		2,143		292
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00~13.50		13,396,379		9,839,110
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.60~1.36		24,867		23,827
	Other borrowings	Bank of New York Mellon and others	0.00~2.80		2,222,234		1,251,759

					15,645,623		11,114,988

				~~W~~	40,859,845	~~W~~	32,312,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~9.75	~~W~~	14,372,761	~~W~~	16,329,799
Bills sold	Counter sale	0.20~2.00		2,102		4,566

			~~W~~	14,374,863	~~W~~	16,334,365

22.4 Details of call money as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
Call money in Korean won	The Export-Import Bank of Korea and others	1.52	~~W~~	40,000	~~W~~	510,000
Call money in foreign currencies	Bank Mandiri and others	0.00~4.25		1,637,666		669,932

			~~W~~	1,677,666	~~W~~	1,179,932

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

23. Debentures

23.1 Details of debentures as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
Debentures in Korean won
Structured debentures	5.65~8.62	~~W~~	910	~~W~~	1,960
Exchangeable bonds*	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02~7.86		6,241,957		4,834,407
Fixed rate debentures	0.80~13.70		44,124,235		47,229,619
Floating rate debentures	1.24~2.57		6,893,782		3,190,000

			57,500,884		55,495,986
Fair value adjustments of fair value hedged debentures in Korean won			(79,877)		(6,839)
Less: Discount on debentures in Korean won			(38,976)		(32,028)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(11,719)		(14,957)

			57,370,312		55,442,162

Debentures in foreign currencies
Floating rate debentures	0.37~1.46		2,749,174		2,232,938
Fixed rate debentures	0.05~12.00		7,312,966		5,030,580

			10,062,140		7,263,518
Fair value adjustments of fair value hedged debentures in foreign currencies			27,953		81,333
Less: Discount on debentures in foreign currencies			(30,217)		(26,326)

			10,059,876		7,318,525

		~~W~~	67,430,188	~~W~~	62,760,687

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

23.2 Changes in debentures based on par value for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
	2021
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,960	~~W~~	—	~~W~~	(1,050)	~~W~~	—	~~W~~	910
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		4,834,407		1,409,000		(1,450)		—		6,241,957
Fixed rate debentures		47,229,619		110,295,448		(113,400,832)		—		44,124,235
Floating rate debentures		3,190,000		6,085,064		(2,381,282)		—		6,893,782

		55,495,986		117,789,512		(115,784,614)		—		57,500,884

Debentures in foreign currencies
Floating rate debentures		2,232,938		810,920		(500,901)		206,217		2,749,174
Fixed rate debentures		5,030,580		3,195,539		(1,224,070)		310,917		7,312,966

		7,263,518		4,006,459		(1,724,971)		517,134		10,062,140

	~~W~~	62,759,504	~~W~~	121,795,971	~~W~~	(117,509,585)	~~W~~	517,134	~~W~~	67,563,024

(In millions of Korean won)	2020
	Beginning		Issue		Repayment		Business combination		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	33,310	~~W~~	—	~~W~~	(1,350)	~~W~~	—	~~W~~	(30,000)	~~W~~	1,960
Exchangeable bonds		—		240,000		—		—		—		240,000
Subordinated fixed rate debentures		3,386,590		2,150,000		(702,183)		—		—		4,834,407
Fixed rate debentures		40,596,755		111,677,084		(105,044,220)		—		—		47,229,619
Floating rate debentures		1,580,000		2,010,000		(400,000)		—		—		3,190,000

		45,596,655		116,077,084		(106,147,753)		—		(30,000)		55,495,986

Debentures in foreign currencies
Floating rate debentures		2,227,607		823,478		(675,075)		—		(143,072)		2,232,938
Fixed rate debentures		3,094,196		2,909,967		(937,972)		277,087		(312,698)		5,030,580

		5,321,803		3,733,445		(1,613,047)		277,087		(455,770)		7,263,518

	~~W~~	50,918,458	~~W~~	119,810,529	~~W~~	(107,760,800)	~~W~~	277,087	~~W~~	(485,770)	~~W~~	62,759,504

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

24. Provisions

24.1 Details of provisions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Provisions for credit losses of unused loan commitments	~~W~~	308,640	~~W~~	298,753
Provisions for credit losses of acceptances and guarantees		121,104		62,254
Provisions for credit losses of financial guarantee contracts		5,351		6,348
Provisions for restoration costs		152,186		151,696
Others		221,323		195,852

	~~W~~	808,604	~~W~~	714,903

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	162,721	~~W~~	127,463	~~W~~	8,569	~~W~~	33,088	~~W~~	14,838	~~W~~	14,328
Transfer between stages:
Transfer to 12-month expected credit losses		38,831		(37,595)		(1,236)		3,958		(203)		(3,755)
Transfer to lifetime expected credit losses		(27,308)		28,203		(895)		(3,973)		3,982		(9)
Impairment		(457)		(1,002)		1,459		(10)		(85)		95
Provision (reversal) for credit losses		(22,543)		29,145		127		(7,425)		64,178		711
Business combination		813		—		—		—		—		—
Others (exchange differences, etc.)		1,940		405		—		1,759		(540)		167

Ending*	~~W~~	153,997	~~W~~	146,619	~~W~~	8,024	~~W~~	27,397	~~W~~	82,170	~~W~~	11,537

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786
Transfer between stages:
Transfer to 12-month expected credit losses		23,318		(21,694)		(1,624)		194		(191)		(3)
Transfer to lifetime expected credit losses		(13,431)		15,991		(2,560)		(486)		486		—
Impairment		(304)		(3,474)		3,778		(5)		(461)		466
Provision (reversal) for credit losses		24,583		65,449		(412)		9,482		(20,389)		(2,734)
Business combination		19,426		—		—		—		—		—
Others (exchange differences, etc.)		(18,168)		(273)		—		(1,058)		(619)		(187)

Ending[3]	~~W~~	162,721	~~W~~	127,463	~~W~~	8,569	~~W~~	33,088	~~W~~	14,838	~~W~~	14,328

*

Includes additional provisions of ~~W~~ 15,664 million and ~~W~~ 14,974 million for industries and borrowers which are highly affected by COVID-19 and ~~W~~ 33,393 million and ~~W~~ 28,385 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of December 31, 2021 and 2020, respectively.

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	6,348	~~W~~	6,063
Provision (reversal)		(830)		280
Others		(167)		5

Ending	~~W~~	5,351	~~W~~	6,348

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

24.4 Changes in provisions for restoration costs for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	151,696	~~W~~	120,340
Provision		11,350		14,192
Reversal		(2,075)		(2,010)
Used		(15,739)		(9,469)
Unwinding of discount		1,589		2,372
Effect of changes in discount rate		5,365		23,886
Business combination		—		2,385

Ending	~~W~~	152,186	~~W~~	151,696

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

24.5 Changes in other provisions for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	19,501	~~W~~	3,007	~~W~~	40,517	~~W~~	132,827	~~W~~	195,852
Increase		77,384		3,429		18,670		71,972		171,455
Decrease		(73,983)		(3,374)		(4,190)		(64,614)		(146,161)
Others		—		—		171		6		177

Ending	~~W~~	22,902	~~W~~	3,062	~~W~~	55,168	~~W~~	140,191	~~W~~	221,323

(In millions of Korean won)	2020
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	68,681	~~W~~	115,619
Increase		76,138		2,607		19,186		89,361		187,292
Decrease		(71,306)		(3,179)		(9,725)		(28,173)		(112,383)
Business combination		—		—		2,366		2,958		5,324

Ending	~~W~~	19,501	~~W~~	3,007	~~W~~	40,517	~~W~~	132,827	~~W~~	195,852

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

25. Net Defined Benefit Liabilities

25.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,491,923	~~W~~	(2,302,953)	~~W~~	188,970
Current service cost		241,448		—		241,448
Past service cost		451		—		451
Gains on settlement		(4,311)		—		(4,311)
Interest expense (income)		47,481		(44,560)		2,921
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		27,611		—		27,611
Actuarial gains and losses by changes in financial assumptions		52,684		—		52,684
Actuarial gains and losses by experience adjustments		(24,592)		—		(24,592)
Return on plan assets (excluding amounts included in interest income)		—		9,438		9,438
Contributions by the Group		—		(319,601)		(319,601)
Contributions by the employees		—		(17,574)		(17,574)
Payments from plans (settlement)		(6,961)		6,944		(17)
Payments from plans (benefit payments)		(221,276)		221,274		(2)
Payments from the Group		(34,242)		—		(34,242)
Transfer in		9,854		(9,292)		562
Transfer out		(9,292)		9,292		—
Effect of exchange differences		1,670		(47)		1,623
Effect of business acquisition and disposal		21		—		21
Others		48		—		48

Ending*	~~W~~	2,572,517	~~W~~	(2,447,079)	~~W~~	125,438

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,299,476	~~W~~	(2,088,710)	~~W~~	210,766
Current service cost		233,273		—		233,273
Past service cost		(16,197)		—		(16,197)
Gains on settlement		(1,912)		—		(1,912)
Interest expense (income)		46,178		(41,435)		4,743
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(9,611)		—		(9,611)
Actuarial gains and losses by changes in financial assumptions		4,995		—		4,995
Actuarial gains and losses by experience adjustments		16,292		—		16,292
Return on plan assets (excluding amounts included in interest income)		—		6,308		6,308
Contributions by the Group		—		(268,918)		(268,918)
Contributions by the employees		—		(248)		(248)
Payments from plans (settlement)		(8,162)		8,162		—
Payments from plans (benefit payments)		(148,468)		144,546		(3,922)
Payments from the Group		(34,361)		—		(34,361)
Transfer in		9,673		(9,027)		646
Transfer out		(8,635)		8,635		—
Effect of exchange differences		(724)		5		(719)
Effect of business acquisition and disposal		110,080		(62,271)		47,809
Others		26		—		26

Ending*	~~W~~	2,491,923	~~W~~	(2,302,953)	~~W~~	188,970

*

The net defined benefit liabilities of ~~W~~ 125,438 million is calculated by subtracting ~~W~~ 100,083 million of net defined benefit assets from ~~W~~ 225,521 million of net defined benefit liabilities as of December 31, 2021. The net defined benefit liabilities of ~~W~~ 188,970 million is calculated by subtracting ~~W~~ 50,597 million of net defined benefit assets from ~~W~~ 239,567 million of net defined benefit liabilities as of December 31, 2020.

25.3 Details of net defined benefit liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Present value of defined benefit obligation	~~W~~	2,572,517	~~W~~	2,491,923
Fair value of plan assets		(2,447,079)		(2,302,953)

Net defined benefit liabilities	~~W~~	125,438	~~W~~	188,970

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

25.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Current service cost	~~W~~	241,448	~~W~~	233,273
Past service cost		451		(16,197)
Net interest expense on net defined benefit liabilities		2,921		4,743
Gains on settlement		(4,311)		(1,912)

Post-employment benefits*	~~W~~	240,509	~~W~~	219,907

*

Includes post-employment benefits amounting to ~~W~~ 3,194 million recognized as other operating expenses for the year ended December 31, 2021, and post-employment benefits amounting to ~~W~~ 2,840 million recognized as other operating expenses and ~~W~~ 176 million recognized as prepayment for the year ended December 31, 2020.

25.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(9,438)	~~W~~	(6,308)
Actuarial gains and losses		(55,703)		(11,676)
Income tax effect		18,638		4,949
Effect of exchange differences		993		(399)

Remeasurements after income tax expense	~~W~~	(45,510)	~~W~~	(13,434)

25.6 Details of fair value of plan assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,441,324	~~W~~	2,441,324
Derivative instruments		—		3,427		3,427
Investment fund		—		2,328		2,328

	~~W~~	—	~~W~~	2,447,079	~~W~~	2,447,079

(In millions of Korean won)	December 31, 2020
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,299,500	~~W~~	2,299,500
Derivative instruments		—		1,930		1,930
Investment fund		—		1,523		1,523

	~~W~~	—	~~W~~	2,302,953	~~W~~	2,302,953

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

25.7 Details of significant actuarial assumptions used as of December 31, 2021 and 2020, are as follows:

	December 31, 2021	December 31, 2020
Discount rate (%)	1.80~2.70	0.90~2.00
Salary increase rate (%)	0.00~7.50	0.00~7.50
Turnover rate (%)	0.00~50.00	0.00~50.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

25.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2021, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	4.24% decrease	4.56% increase
Salary increase rate	0.5%p	4.27% increase	4.02% decrease
Turnover rate	0.5%p	0.37% decrease	0.38% increase

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.

25.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefit) as of December 31, 2021, are as follows:

(In millions of Korean won)	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits*	~~W~~	89,554	~~W~~	177,777	~~W~~	709,744	~~W~~	1,466,517	~~W~~	5,258,052	~~W~~	7,701,644

*	Amount determined under the promotion compensation type defined contribution plan is excluded.

The weighted average duration of the defined benefit obligation is 1 ~ 11 years.

25.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2021 is ~~W~~ 224,658 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

26. Other Liabilities

Details of other liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Other financial liabilities
Other payables	~~W~~	11,175,682	~~W~~	14,247,067
Prepaid card and debit card payables		33,972		31,184
Accrued expenses		2,620,819		2,787,360
Financial guarantee contracts liabilities		52,603		49,286
Deposits for letter of guarantees and others		1,093,680		1,103,876
Domestic exchange settlement credits		5,125,430		938,039
Foreign exchange settlement credits		169,264		134,678
Due to trust accounts		7,033,849		7,542,955
Liabilities incurred from agency relationships		739,276		765,844
Account for agency business		423,798		400,507
Dividend payables		474		478
Lease liabilities		578,808		559,113
Others		446,747		51,901

		29,494,402		28,612,288

Other non-financial liabilities
Other payables		348,003		386,094
Unearned revenue		656,375		669,908
Accrued expenses		956,461		815,941
Deferred revenue on credit card points		214,053		211,815
Withholding taxes		164,333		180,092
Separate account liabilities		11,071,159		10,701,404
Others		225,696		226,481

		13,636,080		13,191,735

	~~W~~	43,130,482	~~W~~	41,804,023

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

27. Equity

27.1 Share Capital

27.1.1 Details of share capital as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2021		December 31, 2020
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

27.1.2 Changes in outstanding shares for the years ended December 31, 2021 and 2020, are as follows:

(In number of shares)	2021	2020
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

27.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		—
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		—
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		—
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		—
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		—
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		—
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		—

				~~W~~	2,838,221	~~W~~	1,695,988

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~574,580 million issued by Kookmin Bank are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

27.3 Capital Surplus

Details of capital surplus as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,219,356		4,002,714
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	16,940,231	~~W~~	16,723,589

27.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Remeasurements of net defined benefit liabilities	~~W~~	(328,392)	~~W~~	(282,650)
Currency translation differences		96,534		(131,113)
Gains on financial instruments at fair value through other comprehensive income		918,927		717,230
Share of other comprehensive loss of associates and joint ventures		(2,980)		(3,529)
Losses on cash flow hedging instruments		(7,733)		(28,597)
Gains (losses) on hedging instruments of net investments in foreign operations		(35,658)		22,277
Other comprehensive income (loss) arising from separate account		(55,116)		8,698
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		(11,507)
Gains on overlay adjustment		459,484		339,202
Assets of a disposal group held for sale		7,671		—
	~~W~~	1,054,945	~~W~~	630,011

27.5 Retained Earnings

27.5.1 Details of retained earnings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Legal reserves*	~~W~~	695,347	~~W~~	557,405
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		23,995,468		21,001,211

	~~W~~	25,672,815	~~W~~	22,540,616

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

27.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

27.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,116,579	~~W~~	3,587,439
Non-controlling interests		67,042		37,682

	~~W~~4,183,621		~~W~~3,625,121

27.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won, except for earnings per share)	2021		2020
Provision of regulatory reserve for credit losses	~~W~~	529,140	~~W~~	159,250
Adjusted profit after provision of regulatory reserve for credit losses[1,2]		3,808,865		3,286,338
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		9,775		8,434
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		9,562		8,327

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

27.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won and in number of shares)	2021
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares*		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares*		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

28. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	1,723	~~W~~	649
Securities measured at fair value through profit or loss		579,128		647,840
Loans measured at fair value through profit or loss		9,537		10,876
Securities measured at fair value through other comprehensive income		784,980		719,434
Loans measured at fair value through other comprehensive income		4,618		7,899
Due from financial institutions measured at amortized cost		66,375		92,155
Securities measured at amortized cost		765,656		627,201
Loans measured at amortized cost		12,745,780		12,177,822
Others		253,081		201,871

		15,210,878		14,485,747

Interest expense
Deposits		2,218,556		2,916,794
Borrowings		510,385		572,946
Debentures		1,169,708		1,186,310
Others		82,657		87,423

		3,981,306		4,763,473

Net interest income	~~W~~	11,229,572	~~W~~	9,722,274

Interest income recognized on impaired loans is ~~W~~52,638 million and ~~W~~56,606 million for the years ended December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

29. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Fee and commission income
Banking activity fees	~~W~~	178,412	~~W~~	189,100
Lending activity fees		82,184		91,663
Credit card and debit card related fees		1,526,911		1,378,450
Agent activity fees		205,206		196,518
Trust and other fiduciary fees		408,834		331,827
Fund management related fees		178,090		154,612
Acceptances and guarantees fees		49,782		54,108
Foreign currency related fees		245,299		173,313
Securities agency fees		174,709		172,097
Other business account commission on consignment		39,178		40,461
Commissions received on securities business		881,407		793,278
Lease fees		897,983		636,301
Others		455,611		315,296

		5,323,606		4,527,024

Fee and commission expense
Trading activity related fees*		54,857		38,497
Lending activity fees		42,981		33,444
Credit card and debit card related fees		831,724		848,823
Outsourcing related fees		210,480		216,962
Foreign currency related fees		51,931		49,435
Others		506,050		380,924

		1,698,023		1,568,085

Net fee and commission income	~~W~~	3,625,583	~~W~~	2,958,939

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	1,804,112	~~W~~	2,061,505
Equity securities		733,823		725,072

		2,537,935		2,786,577

Derivatives held for trading:
Interest rate		4,820,712		2,632,246
Currency		7,492,806		8,335,594
Stock or stock index		1,603,501		2,808,284
Credit		20,147		28,434
Commodity		21,864		18,097
Others		145,879		231,901

		14,104,909		14,054,556

Financial liabilities at fair value through profit or loss		72,585		28,160
Other financial instruments		6,753		689

		16,722,182		16,869,982

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		1,280,960		1,040,285
Equity securities		426,431		444,554

		1,707,391		1,484,839

Derivatives held for trading:
Interest rate		4,669,893		2,687,114
Currency		7,422,604		8,191,456
Stock or stock index		1,604,027		2,558,205
Credit		14,051		19,213
Commodity		14,815		21,797
Others		175,411		253,406

		13,900,801		13,731,191

Financial liabilities at fair value through profit or loss		80,790		153,227
Other financial instruments		6,839		116

		15,695,821		15,369,373

Net gains on financial instruments at fair value through profit or loss	~~W~~	1,026,361	~~W~~	1,500,609

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	623,929	~~W~~	654,045

		623,929		654,045

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		654,986		1,143,288

		654,986		1,143,288

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(31,057)	~~W~~	(489,243)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

31. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	2	~~W~~	351
Gains on disposal of financial instruments at fair value through other comprehensive income		126,710		304,217

		126,712		304,568

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		136,620		180,038
Gains on redemption of securities measured at amortized cost		126		—
Gains on disposal of securities measured at amortized cost		41		229

		136,787		180,267

Gains on loans measured at fair value through other comprehensive income:
Gains on sale of loans measured at fair value through other comprehensive income		226		—

		226		—

Gains on foreign exchange transactions		3,878,089		3,634,987
Dividend income		33,805		45,125
Others		753,575		591,798

		4,929,194		4,756,745

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		2,172		320
Losses on disposal of financial instruments at fair value through other comprehensive income		222,512		19,159

		224,684		19,479

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		14,669		16,061
Losses on redemption of securities measured at amortized cost		6		—
Losses on disposal of securities measured at amortized cost		2		6,513

		14,677		22,574

Losses on foreign exchange transactions		3,570,783		3,530,618
Deposit insurance fee		550,677		507,621
Credit guarantee fund fee		263,297		242,216
Depreciation expenses of operating lease assets		602,908		423,684
Others		1,625,735		1,510,483

		6,852,761		6,256,675

Net other operating expenses	~~W~~	(1,923,567)	~~W~~	(1,499,930)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32. General and Administrative Expenses

32.1 Details of general and administrative expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Expenses related to employee
Employee benefits—salaries	~~W~~	3,007,439	~~W~~	2,789,201
Employee benefits—others		927,665		871,014
Post-employment benefits—defined benefit plans		237,315		216,891
Post-employment benefits—defined contribution plans		37,731		37,328
Termination benefits		322,970		361,098
Share-based payments		101,935		49,364

		4,635,055		4,324,896

Depreciation and amortization		850,614		874,911

Other general and administrative expenses
Rental expense		112,902		116,325
Tax and dues		268,383		260,071
Communication		60,221		53,596
Electricity and utilities		36,565		32,298
Publication		13,417		13,988
Repairs and maintenance		53,218		32,448
Vehicle		16,901		14,314
Travel		13,271		12,251
Training		34,056		27,610
Service fees		260,298		238,787
Electronic data processing expenses		314,511		280,773
Advertising		210,187		236,618
Others		321,254		295,926

		1,715,184		1,615,005

	~~W~~	7,200,853	~~W~~	6,814,812

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32.2 Share-based Payments

32.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 22	Apr. 1, 2019	3,278	Services fulfillment, market performance[3] 30%, and non-market performance[4] 70%
Series 23	May 27, 2019	1,436	Services fulfillment, market performance[3] 30%, and non-market performance[4] 70%
Series 25	Jan. 1, 2020	36,103	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 27	Jun. 16, 2020	184	Services fulfillment, market performance[3] 30%, and non-market performance[4] 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance[3] 35%, and non-market performance[5] 65%
Series 29	Jan. 1, 2021	94,120	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance[3] 30%, and non-market performance[4] 70%
Series 31	May 27, 2021	1,344	Services fulfillment, market performance[3] 30%, and non-market performance[4] 70%
Series 32	Aug. 20, 2021	125	Services fulfillment, market performance[3] 30%, and non-market performance[4] 70%
Deferred grant in 2015		5,303	Satisfied
Deferred grant in 2016		6,119	Satisfied
Deferred grant in 2017		2,249	Satisfied
Deferred grant in 2018		3,863	Satisfied
Deferred grant in 2019		15,189	Satisfied
Deferred grant in 2020		45,661	Satisfied

		286,178

Kookmin Bank
Series 76	Apr. 1, 2019	5,765	Services fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 77	May 27, 2019	4,396	Services fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, market performance[3] 30%, and non-market performance[6] 70%
Series 79	Jan. 1, 2020	223,517	Services fulfillment, market performance[3] 0~50%, and non-market performance[4] 50~100%
Series 80	Mar. 1, 2020	7,943	Services fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 81	Jan. 1, 2021	234,366	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 82	Mar. 1, 2021	18,202	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2021, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
Series 83	Apr. 1, 2021	7,871	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 84	May 27, 2021	4,032	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Deferred grant in 2015		760	Satisfied
Deferred grant in 2016		12,671	Satisfied
Deferred grant in 2017		9,763	Satisfied
Deferred grant in 2018		33,916	Satisfied
Deferred grant in 2019		66,067	Satisfied
Deferred grant in 2020		80,634	Satisfied

		746,346

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance[3] 0~50%, and non-market performance[4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,602
Stock granted in 2016		5,713
Stock granted in 2017		17,820
Stock granted in 2018		62,610
Stock granted in 2019		76,872
Stock granted in 2020		375,558
Stock granted in 2021		425,583

		969,002

		2,001,526

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2021 (Deferred grants are residual shares vested as of December 31, 2021).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2021, are as follows:

(In number of shares)	Estimated number of vested shares*	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	5,352	Satisfied
Stock granted in 2016	5,409	Satisfied
Stock granted in 2017	2,489	Satisfied
Stock granted in 2018	7,400	Satisfied
Stock granted in 2019	18,692	Satisfied
Stock granted in 2020	34,658	Satisfied
Stock granted in 2021	34,965	Proportional to service period
Kookmin Bank
Stock granted in 2015	5,019	Satisfied
Stock granted in 2016	12,867	Satisfied
Stock granted in 2017	3,862	Satisfied
Stock granted in 2018	38,067	Satisfied
Stock granted in 2019	83,778	Satisfied
Stock granted in 2020	135,336	Satisfied
Stock granted in 2021	109,561	Proportional to service period
Other subsidiaries
Stock granted in 2015	7,777	Satisfied
Stock granted in 2016	34,345	Satisfied
Stock granted in 2017	58,052	Satisfied
Stock granted in 2018	226,242	Satisfied
Stock granted in 2019	408,353	Satisfied
Stock granted in 2020	606,891	Satisfied
Stock granted in 2021	267,649	Proportional to service period

	2,106,764

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2021, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 22	1.35	50,023~56,379	50,023~56,379
Series 23	1.35	50,023~56,379	50,023~56,379
Series 25	1.35	50,023~56,379	50,023~56,379
Series 27	1.35	—	48,344~51,523
Series 28	1.35	43,391~47,774	46,978~51,724
Series 29	1.35	48,344~56,379	48,344~56,379
Series 30	1.35	46,800~51,523	46,800~51,523
Series 31	1.35	46,800~51,523	46,800~51,523
Series 32	1.35	50,023~56,379	50,023~56,379
Deferred grant in 2015	1.35	—	48,344~56,379
Deferred grant in 2016	1.35	—	51,523~56,379
Deferred grant in 2017	1.35	—	53,308~56,379
Deferred grant in 2018	1.35	—	51,523~56,379
Deferred grant in 2019	1.35	—	53,308~56,379
Deferred grant in 2020	1.35	—	48,344~56,379
(Kookmin Bank)
Series 76	1.35	50,023~56,379	50,023~56,379
Series 77	1.35	50,023~56,379	50,023~56,379
Series 78	1.35	49,885~56,223	50,023~56,379
Series 79	1.35	50,023~56,379	50,023~56,379
Series 80	1.35	48,344~53,308	48,344~53,308
Series 81	1.35	48,344~56,379	48,344~56,379
Series 82	1.35	46,800~51,523	46,800~51,523
Series 83	1.35	46,800~51,523	46,800~51,523
Series 84	1.35	46,800~51,523	46,800~51,523
Grant deferred in 2015	1.35	—	56,379~56,379
Grant deferred in 2016	1.35	—	47,153~56,379
Grant deferred in 2017	1.35	—	51,523~56,379
Grant deferred in 2018	1.35	—	51,523~56,379
Grant deferred in 2019	1.35	—	45,096~56,379
Grant deferred in 2020	1.35	—	51,523~56,379
(Other subsidiaries)
Stock granted in 2010	1.35	—	53,308~53,308
Stock granted in 2011	1.35	—	53,308~53,308
Stock granted in 2012	1.35	—	51,523~53,308
Stock granted in 2013	1.35	—	51,523~53,308
Stock granted in 2014	1.35	—	51,523~51,523
Stock granted in 2015	1.35	—	46,800~56,379
Stock granted in 2016	1.35	—	46,436~56,502
Stock granted in 2017	1.35	—	45,096~61,294
Stock granted in 2018	1.35	—	45,096~56,502
Stock granted in 2019	1.35	46,800~56,502	45,096~56,502
Stock granted in 2020	1.35	48,344~56,502	45,096~56,502
Stock granted in 2021	1.35	46,800~56,379	46,800~56,502

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2021, are as follows: (cont’d)

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	1.35	—	48,344~56,379
Stock granted in 2016	1.35	—	45,304~56,379
Stock granted in 2017	1.35	—	51,523~56,379
Stock granted in 2018	1.35	—	51,523~56,379
Stock granted in 2019	1.35	—	53,308~56,379
Stock granted in 2020	1.35	—	48,344~56,379
Stock granted in 2021	1.35	—	50,023~53,308
(Kookmin Bank)
Stock granted in 2015	1.35	—	47,153~56,379
Stock granted in 2016	1.35	—	47,153~56,379
Stock granted in 2017	1.35	—	51,523~56,379
Stock granted in 2018	1.35	—	51,523~56,379
Stock granted in 2019	1.35	—	53,308~56,379
Stock granted in 2020	1.35	—	51,523~56,379
Stock granted in 2021	1.35	—	50,023~54,229
(Other subsidiaries)
Stock granted in 2015	1.35	—	46,800~56,502
Stock granted in 2016	1.35	—	46,800~56,502
Stock granted in 2017	1.35	—	45,096~56,502
Stock granted in 2018	1.35	—	45,096~56,502
Stock granted in 2019	1.35	—	45,096~56,502
Stock granted in 2020	1.35	—	46,800~56,502
Stock granted in 2021	1.35	—	46,800~54,649

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

32.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 193,023 million and ~~W~~ 135,327 million as of December 31, 2021 and 2020, respectively, and the compensation costs amounting to ~~W~~ 101,897 million and ~~W~~ 48,712 million were recognized for the years ended December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32.2.2 Mileage stock

32.2.2.1 Details of mileage stock as of December 31, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[2]	Remaining shares
Stock granted in 2019
	Jan. 11, 2019	26,580	0.00~0.03	14,907
	Apr. 1, 2019	167	0.00~0.25	73
	Apr. 18, 2019	105	0.00~0.29	45
	Apr. 22, 2019	33	0.00~0.30	17
	Jul. 1, 2019	109	0.00~0.50	87
	Aug. 29, 2019	39	0.00~0.66	35
	Sep. 2, 2019	50	0.00~0.67	28
	Nov. 1, 2019	119	0.00~0.83	71
	Nov. 8, 2019	14	0.00~0.85	6
	Dec. 5, 2019	56	0.00~0.93	43
	Dec. 6, 2019	84	0.00~0.93	82
	Dec. 31, 2019	87	0.00~1.00	65
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~1.05	19,435
	May 12, 2020	46	0.00~1.36	44
	Jun. 30, 2020	206	0.00~1.50	206
	Aug. 26, 2020	40	0.00~1.65	40
	Oct. 29, 2020	160	0.00~1.83	160
	Nov. 6, 2020	45	0.00~1.85	37
	Nov. 30, 2020	35	0.00~1.92	34
	Dec. 2, 2020	57	0.00~1.92	53
	Dec. 4, 2020	154	0.00~1.93	141
	Dec. 30, 2020	88	0.00~2.00	86
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~2.04	26,708
	Apr. 1, 2021	89	0.00~2.26	89
	Jul. 1, 2021	54	0.00~2.50	54
	Jul. 2, 2021	11	0.00~2.50	11
	Jul. 27, 2021	70	0.00~2.57	70
	Nov. 1, 2021	71	0.00~2.84	71
	Nov. 16, 2021	53	0.00~2.88	53
	Dec. 3, 2021	91	0.00~2.92	91
	Dec. 6, 2021	87	0.00~2.93	87
	Dec. 30, 2021	76	0.00~3.00	76

		85,677		63,005

[1]

Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2021. These shares are vested immediately at grant date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 3,465 million and ~~W~~ 2,862 million as of December 31, 2021 and 2020, respectively. The compensation costs amounting to ~~W~~ 2,116 million and ~~W~~ 1,086 million were recognized as expenses for the years ended December 31, 2021 and 2020, respectively.

32.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of executives of Prudential Life Insurance Company of Korea Ltd. based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.

32.2.3.1 Details of long-term share-based payments as of December 31, 2021, are as follows:

(In number of shares)	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	2.00	Services fulfillment

32.2.3.2 Long-term share-based payments are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2021, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Granted in 2020	1.35	—	51,523

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

32.2.3.3 The accrued expenses for long-term share-based payments are ~~W~~ 690 million and ~~W~~ 652 million as of December 31, 2021 and 2020, respectively. The compensation costs amounting to ~~W~~ 38 million and ~~W~~ 652 million were recognized as expenses for the years ended December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

33. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other non-operating income
Gains on disposal of property and equipment	~~W~~	9,045	~~W~~	111,132
Rental income		34,791		113,075
Gains on a bargain purchase		288		145,067
Others		81,210		96,931

		125,334		466,205

Other non-operating expenses
Losses on disposal of property and equipment		6,552		11,945
Donation		103,647		113,083
Restoration costs		3,436		5,043
Management cost for written-off loans		4,054		3,018
Others		117,182		143,726

		234,871		276,815

Net other non-operating income (expenses)	~~W~~	(109,537)	~~W~~	189,390

34. Income Tax Expense

34.1 Details of income tax expense for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Income tax payable
Current income tax expense	~~W~~	1,571,947	~~W~~	1,099,171
Adjustments of income tax of prior years recognized in current tax		7,952		(13,434)

		1,579,899		1,085,737

Changes in deferred income tax assets and liabilities*		214,660		326,918

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		18,638		4,949
Currency translation differences		(15,675)		14,988
Net gains or losses on financial assets at fair value through other comprehensive income		(71,421)		(88,907)
Share of other comprehensive income or loss of associates and joint ventures		(7)		2,976
Gains or losses on cash flow hedging instruments		(21,534)		7,580
Gains or losses on hedging instruments of net investments in foreign operations		25,599		(24,500)
Other comprehensive income or loss arising from separate account		24,206		3,671
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(5,202)		(3,350)
Net gains or losses on overlay adjustment		(46,834)		(61,637)
Consideration for exchange right of exchangeable bonds		—		(4,526)

		(92,230)		(148,756)

Others		(5,104)		495

Income tax expense	~~W~~	1,697,225	~~W~~	1,264,394

*	Effect of business combination is excluded.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

34.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021			2020
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		~~W~~	6,081,606		~~W~~	4,779,972
Income tax at the applicable tax rate*	27.33		1,662,080	27.28		1,304,130
Non-taxable income	(0.67)		(40,708)	(1.55)		(73,855)
Non-deductible expenses	0.42		25,739	0.35		16,541
Tax credit and tax exemption	(0.01)		(361)	(0.08)		(4,016)
Temporary difference for which no deferred tax is recognized	0.08		5,065	0.47		22,189
Changes in recognition and measurement of deferred tax	0.10		5,997	0.24		11,616
Income tax refund for tax of prior years	(0.23)		(13,953)	(0.46)		(22,139)
Income tax expense of overseas branches	0.31		18,571	0.23		10,739
Others	0.57		34,795	(0.02)		(811)

Average effective tax rate and income tax expense	27.90	~~W~~	1,697,225	26.45	~~W~~	1,264,394

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2021 and 2020.

35. Dividends

The annual dividends paid to the shareholders of the Parent Company in 2021 and 2020 were ~~W~~ 689,653 million (~~W~~ 1,770 per share) and ~~W~~ 861,092 million (~~W~~ 2,210 per share), respectively. Meanwhile, the quarterly dividends of ~~W~~ 292,226 million (~~W~~ 750 per share) with dividends record date of June 30, 2021 were paid on August 6, 2021 according to the resolution of the board of directors on July 22, 2021. The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2021, amounting to ~~W~~ 853,299 million ( ~~W~~ 2,190 per share) is to be proposed at the general shareholders’ meeting scheduled for March 25, 2022. The Group’s consolidated financial statements as of and for the year ended December 31, 2021, do not reflect this dividend payable.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

36. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(282,650)	~~W~~	(64,380)	~~W~~	—	~~W~~	—	~~W~~	18,638	~~W~~	(328,392)
Currency translation differences		(131,113)		248,998		1,995		(7,671)		(15,675)		96,534
Gains on financial instruments at fair value through other comprehensive income		717,230		(62,043)		20,537		314,624		(71,421)		918,927
Share of other comprehensive income (loss) of associates and joint ventures		(3,529)		3,276		(2,720)		—		(7)		(2,980)
Losses on cash flow hedging instruments		(28,597)		95,478		(53,080)		—		(21,534)		(7,733)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(88,729)		5,195		—		25,599		(35,658)
Other comprehensive income (loss) arising from separate account		8,698		(81,601)		(6,419)		—		24,206		(55,116)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,507)		18,917		—		—		(5,202)		2,208
Gains on overlay adjustment		339,202		257,574		(90,458)		—		(46,834)		459,484
Assets of a disposal group held for sale		—		—		—		7,671		—		7,671

	~~W~~	630,011	~~W~~	327,490	~~W~~	(124,950)	~~W~~	314,624	~~W~~	(92,230)	~~W~~	1,054,945

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

36. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2020
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(269,505)	~~W~~	(18,094)	~~W~~	—	~~W~~	—	~~W~~	4,949	~~W~~	(282,650)
Currency translation differences		31,793		(177,894)		—		—		14,988		(131,113)
Gains on financial instruments at fair value through other comprehensive income		487,331		757,236		(112,020)		(326,410)		(88,907)		717,230
Share of other comprehensive income (loss) of associates and joint ventures		3,318		(3,923)		(5,900)		—		2,976		(3,529)
Losses on cash flow hedging instruments		(27,333)		(48,034)		39,190		—		7,580		(28,597)
Gains (losses) on hedging instruments of net investments in foreign operations		(41,992)		88,769		—		—		(24,500)		22,277
Other comprehensive income arising from separate account		18,381		2,834		(16,188)		—		3,671		8,698
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(20,326)		12,169		—		—		(3,350)		(11,507)
Gains on overlay adjustment		187,077		248,688		(34,926)		—		(61,637)		339,202

	~~W~~	368,744	~~W~~	861,751	~~W~~	(129,844)	~~W~~	(326,410)	~~W~~	(144,230)	~~W~~	630,011

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37. Earnings per Share

37.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

37.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2021		2020
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	415,807,920	151,769,890,800	415,807,920	152,185,698,720
Number of treasury shares	(26,173,585)	(9,553,358,525)	(26,173,585)	(9,579,532,110)

Average number of ordinary shares outstanding	389,634,335	142,216,532,275	389,634,335	142,606,166,610

Number of days		365		366
Weighted average number of ordinary shares outstanding		389,634,335		389,634,335

37.1.2 Basic earnings per share

(In Korean won and in number of shares)	2021		2020
Profit attributable to shareholders of the Parent Company	~~W~~	4,409,543,288,213	~~W~~	3,468,447,701,501
Deduction: Dividends on hybrid securities		(71,537,500,000)		(22,859,500,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		4,338,005,788,213		3,445,588,201,501
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335
Basic earnings per share (A/B)	~~W~~	11,134	~~W~~	8,843

37.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2021		2020
Profit attributable to shareholders of the Parent Company	~~W~~	4,409,543,288,213	~~W~~	3,468,447,701,501
Deduction: Dividends on hybrid securities		(71,537,500,000)		(22,859,500,000)

Profit attributable to ordinary equity holders of the Parent Company		4,338,005,788,213		3,445,588,201,501
Adjustments: Interest expense on exchangeable bonds		2,347,186,871		798,012,332

Adjusted profit for diluted earnings per share	~~W~~	4,340,352,975,084	~~W~~	3,446,386,213,833

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2021	2020
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335
Adjustment:
Stock grants	3,945,208	3,416,737
Exchangeable bonds	5,000,000	1,707,650

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,579,543	394,758,722

37.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2021		2020
Adjusted profit for diluted earnings per share	~~W~~	4,340,352,975,084	~~W~~	3,446,386,213,833
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,579,543		394,758,722

Diluted earnings per share	~~W~~	10,890	~~W~~	8,730

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38. Insurance Contracts

38.1 Insurance Assets

38.1.1 Details of deferred acquisition costs included in other assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Non-life insurance	~~W~~	1,230,375	~~W~~	965,683
Life insurance		345,831		205,289

	~~W~~	1,576,206	~~W~~	1,170,972

38.1.2 Changes in deferred acquisition costs included in other assets for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Increase		Amortization		Ending
Non-life insurance	~~W~~	965,683	~~W~~	965,735	~~W~~	(701,043)	~~W~~	1,230,375
Life insurance		205,289		258,653		(118,111)		345,831

	~~W~~	1,170,972	~~W~~	1,224,388	~~W~~	(819,154)	~~W~~	1,576,206

(In millions of Korean won)	2020
	Beginning		Increase		Amortization		Ending
Non-life insurance	~~W~~	786,626	~~W~~	872,811	~~W~~	(693,754)	~~W~~	965,683
Life insurance		134,739		144,429		(73,879)		205,289

	~~W~~	921,365	~~W~~	1,017,240	~~W~~	(767,633)	~~W~~	1,170,972

38.1.3 Details of reinsurance assets included in other assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021		December 31, 2020
Non-life insurance	Reserve for outstanding claims:
	General insurance	~~W~~	879,936	~~W~~	732,579
	Automobile insurance		16,989		14,916
	Long-term insurance		178,531		156,234
	Unearned premium reserve:
	General insurance		262,020		285,634
	Automobile insurance		5,575		10,870

			1,343,051		1,200,233

Life insurance	Reserve for outstanding claims		2,169		2,081
	Unearned premium reserve		985		951

			3,154		3,032

Others	Reserve for outstanding claims		2,103		2,427
	Unearned premium reserve		620		895

			2,723		3,322

Total reinsurance assets			1,348,928		1,206,587
Less: Allowances for impairment losses			(436)		(879)

		~~W~~	1,348,492	~~W~~	1,205,708

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.1.4 Changes in reinsurance assets included in other assets for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021
		Beginning		Net increase (decrease)		Ending
Non-life insurance	Reserve for outstanding claims:
	General insurance	~~W~~	732,579	~~W~~	147,357	~~W~~	879,936
	Automobile insurance		14,916		2,073		16,989
	Long-term insurance		156,234		22,297		178,531
	Unearned premium reserve:
	General insurance		285,634		(23,614)		262,020
	Automobile insurance		10,870		(5,295)		5,575

			1,200,233		142,818		1,343,051

Life insurance	Reserve for outstanding claims		2,081		88		2,169
	Unearned premium reserve		951		34		985

			3,032		122		3,154

Others	Reserve for outstanding claims		2,427		(324)		2,103
	Unearned premium reserve		895		(275)		620

			3,322		(599)		2,723

Total reinsurance assets			1,206,587		142,341		1,348,928
Less: Allowances for impairment losses			(879)		443		(436)

		~~W~~	1,205,708	~~W~~	142,784	~~W~~	1,348,492

(In millions of Korean won)		2020
		Beginning		Net increase (decrease)		Business combination		Ending
Non-life insurance	Reserve for outstanding claims:
	General insurance	~~W~~	361,065	~~W~~	371,514	~~W~~	—	~~W~~	732,579
	Automobile insurance		16,555		(1,639)		—		14,916
	Long-term insurance		130,758		25,476		—		156,234
	Unearned premium reserve:
	General insurance		208,820		76,814		—		285,634
	Automobile insurance		19,952		(9,082)		—		10,870

			737,150		463,083		—		1,200,233

Life insurance	Reserve for outstanding claims		1,639		(564)		1,006		2,081
	Unearned premium reserve		408		(27)		570		951

			2,047		(591)		1,576		3,032

Others	Reserve for outstanding claims		2,563		(136)		—		2,427
	Unearned premium reserve		844		51		—		895

			3,407		(85)		—		3,322

Total reinsurance assets			742,604		462,407		1,576		1,206,587
Less: Allowances for impairment losses			(1,953)		1,074		—		(879)

		~~W~~	740,651	~~W~~	463,481	~~W~~	1,576	~~W~~	1,205,708

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.2 Insurance Liabilities

38.2.1 Details of insurance liabilities by insurance type as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Non-life insurance		Life insurance		Others		Total
Premium reserve*	~~W~~	26,086,004	~~W~~	24,363,509	~~W~~	—	~~W~~	50,449,513
Reserve for outstanding claims		3,378,427		259,848		2,102		3,640,377
Unearned premium reserve		1,909,327		9,358		622		1,919,307
Reserve for dividend to policyholders		122,025		40,960		—		162,985
Reserve for distribution of earnings to policyholders		63,093		4,857		—		67,950
Reserve for loss compensation on participating insurance		24,790		6,108		—		30,898
Guarantee reserve		—		894,906		—		894,906

	~~W~~	31,583,666	~~W~~	25,579,546	~~W~~	2,724	~~W~~	57,165,936

(In millions of Korean won)	December 31, 2020
	Non-life insurance		Life insurance		Others		Total
Premium reserve*	~~W~~	24,990,530	~~W~~	23,264,955	~~W~~	—	~~W~~	48,255,485
Reserve for outstanding claims		2,885,006		252,883		2,426		3,140,315
Unearned premium reserve		1,859,367		9,450		896		1,869,713
Reserve for dividend to policyholders		129,660		41,024		—		170,684
Reserve for distribution of earnings to policyholders		51,292		5,009		—		56,301
Reserve for loss compensation on participating insurance		20,090		6,818		—		26,908
Guarantee reserve		—		895,890		—		895,890

	~~W~~	29,935,945	~~W~~	24,476,029	~~W~~	3,322	~~W~~	54,415,296

*	Includes negative VOBA amounting to ~~W~~ 2,390,985 million and ~~W~~ 2,698,010 million as of December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.2.2 Changes in insurance liabilities for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021
		Beginning		Net increase (decrease)[1]		Ending
Non-life insurance	General insurance	~~W~~	1,568,741	~~W~~	222,543	~~W~~	1,791,284
	Automobile insurance		1,897,872		127,693		2,025,565
	Long-term insurance		26,362,479		1,373,257		27,735,736
	Long-term investment contract		106,853		(75,772)		31,081
Life insurance	Pure endowment insurance		7,570,349		436,999		8,007,348
	Death insurance		15,706,051		810,366		16,516,417
	Endowment insurance		1,188,299		(142,962)		1,045,337
	Group insurance and others[2]		11,330		(885)		10,445
Others			3,322		(599)		2,723

		~~W~~	54,415,296	~~W~~	2,750,640	~~W~~	57,165,936

(In millions of Korean won)		2020
		Beginning		Net increase (decrease)[1]		Business combination		Ending
Non-life insurance	General insurance	~~W~~	1,064,913	~~W~~	503,828	~~W~~	—	~~W~~	1,568,741
	Automobile insurance		1,623,846		274,026		—		1,897,872
	Long-term insurance		25,006,078		1,356,401		—		26,362,479
	Long-term investment contract		108,938		(2,085)		—		106,853
Life insurance	Pure endowment insurance		5,236,128		318,109		2,016,112		7,570,349
	Death insurance		642,963		404,456		14,658,632		15,706,051
	Endowment insurance		1,270,855		(156,688)		74,132		1,188,299
	Group insurance and others[2]		9,555		(2,238)		4,013		11,330
Others			3,407		(85)		—		3,322

		~~W~~	34,966,683	~~W~~	2,695,724	~~W~~	16,752,889	~~W~~	54,415,296

[1]	Includes exchange differences effect and decrease in liabilities related to investment contracts.
[2]	Includes reserve for distribution of earnings to policyholders and reserve for loss compensation on participating insurance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.3 Liability Adequacy Test

According to the revision of the Detailed Regulations on Supervision of Insurance Business, the criteria for the insurance liability adequacy test were changed, and the Group accounted for the change as a change in accounting policy because it provided reliable and more relevant information about current estimates of future cash flows. This change in accounting policy has no effect on the consolidated financial statements, but comparative notes have been restated.

38.3.1 KB Insurance Co., Ltd.

Assumptions and calculation basis for the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2021 and 2020, are as follows:

	Assumptions (%)
	December 31, 2021	December 31, 2020	Calculation basis
Long-term insurance
Discount rate	-3.39 ~ 19.54	-3.98 ~ 23.96	Calculated by applying an interest rate scenario which is a risk-free rate scenario adjusted by liquidity premium presented by director of the Financial Supervisory Service
Expense ratio	6.25	6.46	Calculated using future expense plan based on the recent one-year experience statistics
Lapse ratio	1.49 ~ 35.98	1.48 ~ 35.44	Calculated based on the recent five-year experience statistics
Risk ratio	7.4 ~ 1,143.8	11.9 ~ 1,055.2	Calculated by ratio of insurance claim payments to risk premiums based on the recent seven-year experience statistics
General insurance
Lapse ratio	0.9	1.1	Ratio of surrender value to direct insurance premiums by type of contracts for the preceding five years
Sales cost ratio	6.3	6.5	Ratio of sales cost to direct insurance premiums by type of contracts for the preceding year (applicable only to unpaid premiums)
Maintenance cost ratio	10.5	10.7	Ratio of maintenance cost to earned premiums by type of contracts for the preceding year
Claim survey cost ratio	4.7	4.7	Ratio of claim survey cost to insurance claim payments by type of contracts for the preceding three years
Loss ratio	78.5	71.0	Ratio of final loss incurred to earned premiums by type of contracts for the preceding five years
Automobile insurance
Lapse ratio	4.7	4.6	Ratio of surrender value to direct insurance premiums by type of contracts for the preceding five years
Sales cost ratio	7.6	8.1	Ratio of sales cost to direct insurance premiums by type of contracts for the preceding year (applicable only to unpaid premiums)
Maintenance cost ratio	8.8	9.0	Ratio of maintenance cost to earned premiums by type of collaterals for the preceding year
Claim survey cost ratio	8.1	8.4	Ratio of claim survey cost to insurance claim payments by type of collaterals for the preceding three years
Loss ratio	78.2	78.2	Ratio of final loss incurred to earned premiums by type of collaterals for the preceding five years

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.3.1 KB Insurance Co., Ltd. (cont’d)

Results of the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Recognized liabilities*		Estimated adequate liabilities		Surplus (shortfall)
General insurance	~~W~~	465,812	~~W~~	437,555	~~W~~	28,257
Automobile insurance		1,401,462		1,322,026		79,436
Long-term insurance		21,812,939		14,277,162		7,535,777

	~~W~~	23,680,213	~~W~~	16,036,743	~~W~~	7,643,470

(In millions of Korean won)	December 31, 2020
	Recognized liabilities*		Estimated adequate liabilities		Surplus (shortfall)
General insurance	~~W~~	461,227	~~W~~	391,040	~~W~~	70,187
Automobile insurance		1,363,104		1,290,439		72,665
Long-term insurance		20,892,077		13,671,990		7,220,087

	~~W~~	22,716,408	~~W~~	15,353,469	~~W~~	7,362,939

*

In the case of long-term insurance, premium reserve and unearned premium reserve are recognized; the premium reserve is the amount of subtracting deferred acquisition costs and insurance contract loans from the net insurance premium reserve in accordance with Article 6-3 of the Regulations on Supervision of Insurance Business.

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.3.2 KB Life Insurance Co., Ltd.

Assumptions and calculation basis for the insurance liability adequacy test of KB Life Insurance Co., Ltd. as of December 31, 2021 and 2020, are as follows:

Assumptions (%)
	December 31, 2021	December 31, 2020	Calculation basis
Lapse ratio	0 ~ 65.57	0 ~ 65.50	Ratio of canceled premiums to premiums by product group, method of payment, channel, and elapsed period, based on the recent five-year experience statistics
Loss ratio	22 ~ 162	24 ~ 156	Ratio of number of accidents to the number of holding contracts, by collateral, gender, and elapsed period, based on the recent seven-year experience statistics
Discount rate	-3.39 ~ 19.54	-3.62 ~ 23.48	Estimated investment yield based on the interest rate scenario provided by the Financial Supervisory Service adjusted by risk spread

Indirect costs included in administration expenses were calculated by applying the unit cost based on the experience statistics of the actual executed costs over the past year according to the expense allocations standard set by the Detailed Regulations on Supervision of Insurance Business. Direct costs such as acquisition cost were calculated based on estimates of future expense according to the Group’s internal policies such as solicitation commission policy.

The insurance liability adequacy test of KB Life Insurance Co., Ltd. is performed by contract type such as interest rate type and dividend type. Results of the insurance liability adequacy test as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021
		Recognized liabilities		Estimated adequate liabilities		Surplus (shortfall)
Fixed interest type	Participating	~~W~~	30,828	~~W~~	51,443	~~W~~	(20,615)
	Non-participating		664,569		5,876		658,693
Variable interest type	Participating		896,754		913,067		(16,313)
	Non-participating		5,754,214		5,263,775		490,439
Variable type			(7,822)		(101,418)		93,596

		~~W~~	7,338,543	~~W~~	6,132,743	~~W~~	1,205,800

(In millions of Korean won)		December 31, 2020
		Recognized liabilities		Estimated adequate liabilities		Surplus (shortfall)
Fixed interest type	Participating	~~W~~	30,447	~~W~~	57,162	~~W~~	(26,715)
	Non-participating		395,766		66,380		329,386
Variable interest type	Participating		970,376		1,010,383		(40,007)
	Non-participating		5,508,172		5,275,939		232,233
Variable type			(26,685)		(125,530)		98,845

		~~W~~	6,878,076	~~W~~	6,284,334	~~W~~	593,742

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.3.3 Prudential Life Insurance Company of Korea Ltd.

Assumptions and calculation basis for the insurance liability adequacy test of Prudential Life Insurance Company of Korea Ltd. as of December 31, 2021 and 2020, are as follows:

Assumptions (%)
	December 31, 2021	December 31, 2020	Calculation basis
Discount rate	-3.39 ~ 19.54	-3.98 ~ 23.96	Calculated by applying an interest rate scenario which is a risk-free rate scenario adjusted by liquidity premium presented by the Financial Supervisory Service
Lapse ratio	1 ~ 26	2 ~ 28	Calculated based on the amount of insurance coverage by elapsed period based on the recent five-year experience statistics
Risk ratio	28 ~ 545	21 ~ 312	Calculated by ratio of insurance claim payments to risk premiums by elapsed period based on the recent five-year experience statistics

The insurance liability adequacy test of Prudential Life Insurance Company of Korea Ltd. is performed by contract type such as interest rate type and dividend type. Results of the insurance liability adequacy test as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Surplus (shortfall)
		December 31, 2021		December 31, 2020
Fixed interest type	Participating	~~W~~	(7,687)	~~W~~	(14,701)
	Non-participating		787,200		(865,083)
Variable interest type	Non-participating		128,963		100,825
Variable type			1,278,620		1,584,469

		~~W~~	2,187,096	~~W~~	805,510

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.4 Net Insurance Income

Details of insurance income and insurance expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021		2020
Insurance income
	Premium income	~~W~~	14,684,383	~~W~~	12,872,727
	Reinsurance income		990,437		823,500
	Reversal of policy reserve		599		85
	Separate account income		286,967		216,485
	Income from changes in reinsurance assets		135,159		467,729
	Other insurance income		10,313		6,114

			16,107,858		14,386,640

Insurance expenses
	Insurance claims paid		5,777,899		5,264,829
	Dividend expenses		14,038		11,661
	Refunds of surrender value		4,032,209		3,286,150
	Reinsurance expenses		1,163,056		1,127,304
	Provision for policy reserve		2,761,735		2,709,903
	Separate account expenses		112,180		113,703
	Administration expenses		644,947		563,085
	Amortization of deferred acquisition costs		819,154		767,633
	Expenses from changes in reinsurance assets		—		163
	Claim survey expenses paid		60,234		58,873
	Other insurance expenses		165,695		183,343

			15,551,147		14,086,647

Net insurance income		~~W~~	556,711	~~W~~	299,993

38.5 Risk Management of KB Insurance Co., Ltd.

38.5.1 Overview of insurance risk

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims and is classified as insurance price risk and reserves risk. Insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk ratio or expected expense ratio set at the time of calculating insurance premium, that is, the possibility of loss due to the differences between actual payment of claims and premiums received from policyholders. Reserve risk means the risk of not being able to cover actual claim payments in the future due to a lack of reserve accumulated at the time of assessment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.5.2 Purposes, policies, and procedures to manage risk arising from insurance contracts

The risks associated with insurance contracts that the Group faces are insurance actuarial risk and underwriting risk. Each risk occurs due to insurance contract’s pricing and conditions of underwriting. In order to minimize the possibility of acquiring a bad contract, the Group has established and operated detailed underwriting guidelines and underwriting procedures by insurance type that specify detailed underwriting conditions according to the type of risk covered through pre-analysis of insured property. In addition, the Group is making efforts to reduce insurance actuarial risk by follow-up measures such as adjustments of premium rate, changes of sales conditions, termination of selling specific product, development of new product, and others through comparing and analyzing the expected risk level at the date of pricing and actual risk level after the acceptance. The Group has prepared a process to minimize management risk other than insurance actuarial risk and underwriting risk by operating a committee that shares opinions on underwriting policies and premium rate policies and decides important matters.

In addition, by establishing a reinsurance operating strategy according to the reinsurance operating standards, the Group is preparing for the possibility of incurring high claim expenses at once due to unexpected catastrophic accidents while maintaining an appropriate holding level considering the solvency of the Group. The Group supports the protection and stable interests of policyholders, and comprehensively manages risks to maximize corporate value in the mid to long term.

38.5.3 Exposure to insurance price risk

According to Risk Based Capital (“RBC”) standard, exposure to insurance price risk is measured as the risk retained premium for all insurance contracts based on the track record for one year up to reference date of calculation. The risk retained premium is measured by adding assumed risk reinsurance premium to direct risk premium and deducting ceded risk reinsurance premium.

The Group’s exposure to insurance price risk as of December 31, 2021 and 2020, as follows:

	December 31, 2021
(In millions of Korean won)	Direct risk premium		Assumed risk reinsurance premium		Ceded risk reinsurance premium		Total
General	~~W~~	1,161,427	~~W~~	93,191	~~W~~	(630,231)	~~W~~	624,387
Automobile		2,538,277		—		(13,683)		2,524,594
Long-term		3,128,821		—		(462,261)		2,666,560

	~~W~~	6,828,525	~~W~~	93,191	~~W~~	(1,106,175)	~~W~~	5,815,541

	December 31, 2020
(In millions of Korean won)	Direct risk premium		Assumed risk reinsurance premium		Ceded risk reinsurance premium		Total
General	~~W~~	1,088,791	~~W~~	79,429	~~W~~	(663,750)	~~W~~	504,470
Automobile		2,491,412		—		(21,433)		2,469,979
Long-term		2,803,532		—		(415,439)		2,388,093

	~~W~~	6,383,735	~~W~~	79,429	~~W~~	(1,100,622)	~~W~~	5,362,542

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.5.4 Concentration of insurance risk

The Group is selling various insurance contracts such as general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee, and other special type insurances), automobile insurances (for private use, for business use, for commercial use, bicycle, and others), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing, and pension), and others. The Group’s risk is distributed through reinsurance, joint acceptance, and sales of diversified insurance products. In addition, insurances such as storm and flood insurance, which have a very low probability of occurrence but cover severe levels of risk, are controlled through acceptance limit and joint acquisition.

38.5.5 Claims development tables

The Group verifies and evaluates the adequacy of reserve for outstanding claims for general, automobile, and long-term insurance with two or more methods, including paid loss development trend and incurred loss development trend. If the individually estimated claims are insufficient, the Group recognizes additional reserves. Claims development tables as of December 31, 2021 and 2020, are as follows:

<2021>

General Insurance

(In millions of Korean won)	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2017.1.1 ~ 2017.12.31	~~W~~	169,234	~~W~~	201,406	~~W~~	205,075	~~W~~	206,856	~~W~~	207,252
2018.1.1 ~ 2018.12.31		200,968		241,471		246,499		250,083		—
2019.1.1 ~ 2019.12.31		219,419		263,105		267,687		—		—
2020.1.1 ~ 2020.12.31		232,622		273,531		—		—		—
2021.1.1 ~ 2021.12.31		290,480		—		—		—		—

		1,112,723		979,513		719,261		456,939		207,252

Gross cumulative claim payments (B)
2017.1.1 ~ 2017.12.31		133,254		185,107		194,511		199,926		202,548
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		240,171		—
2019.1.1 ~ 2019.12.31		185,645		246,397		258,465		—		—
2020.1.1 ~ 2020.12.31		167,129		244,074		—		—		—
2021.1.1 ~ 2021.12.31		236,265		—		—		—		—

		876,063		893,533		688,876		440,097		202,548

Difference (A-B)	~~W~~	236,660	~~W~~	85,980	~~W~~	30,385	~~W~~	16,842	~~W~~	4,704

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.5.5 Claims development tables (cont’d)

Automobile Insurance

(In millions of Korean won)	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	~~W~~	1,227,107	~~W~~	1,245,781	~~W~~	1,256,059	~~W~~	1,263,044	~~W~~	1,267,142	~~W~~	1,271,000	~~W~~	1,282,673
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		1,299,964		1,309,221		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		1,371,619		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		1,488,890		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		1,635,704		—		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		1,632,626		—		—		—		—		—
2021.1.1 ~ 2021.12.31		1,750,508		—		—		—		—		—		—

		10,282,470		8,601,032		7,019,867		5,414,685		3,938,725		2,580,221		1,282,673

Gross cumulative claim payments(B)
2015.1.1 ~ 2015.12.31		1,020,975		1,198,240		1,228,357		1,245,780		1,254,186		1,261,995		1,264,247
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		1,288,754		1,291,380		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		1,357,903		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		1,471,379		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		1,598,956		—		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		1,570,730		—		—		—		—		—
2021.1.1 ~ 2021.12.31		1,445,877		—		—		—		—		—		—

		8,535,308		8,310,028		6,884,458		5,349,679		3,900,843		2,553,375		1,264,247

Difference (A-B)	~~W~~	1,747,162	~~W~~	291,004	~~W~~	135,409	~~W~~	65,006	~~W~~	37,882	~~W~~	26,846	~~W~~	18,426

Long-term Insurance

(In millions of Korean won)	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	~~W~~	885,476	~~W~~	1,219,394	~~W~~	1,256,051	~~W~~	1,266,881	~~W~~	1,270,967	~~W~~	1,273,615	~~W~~	1,275,520
2016.1.1 ~ 2016.12.31		1,064,744		1,437,574		1,485,839		1,500,403		1,506,889		1,510,197		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		1,689,768		1,695,477		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		1,965,983		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		2,297,861		—		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		2,442,633		—		—		—		—		—
2021.1.1 ~ 2021.12.31		2,124,582		—		—		—		—		—		—

		10,076,529		10,825,380		8,652,177		6,423,035		4,473,333		2,783,812		1,275,520

Gross cumulative claim payments(B)
2015.1.1 ~ 2015.12.31		836,472		1,205,130		1,248,475		1,262,528		1,269,557		1,272,648		1,274,908
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		1,503,841		1,507,284		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		1,692,323		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		1,958,256		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		2,288,023		—		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		2,426,351		—		—		—		—		—
2021.1.1 ~ 2021.12.31		2,057,154		—		—		—		—		—		—

		9,685,693		10,735,807		8,610,434		6,401,337		4,465,721		2,779,932		1,274,908

Difference (A-B)	~~W~~	390,836	~~W~~	89,573	~~W~~	41,743	~~W~~	21,698	~~W~~	7,612	~~W~~	3,880	~~W~~	612

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.5.5 Claims development tables (cont’d)

<2020>

General Insurance

(In millions of Korean won)	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2016.1.1 ~ 2016.12.31	~~W~~	145,618	~~W~~	167,818	~~W~~	171,206	~~W~~	178,265	~~W~~	180,160
2017.1.1 ~ 2017.12.31		168,409		200,699		204,368		206,201		—
2018.1.1 ~ 2018.12.31		200,968		241,474		246,871		—		—
2019.1.1 ~ 2019.12.31		219,881		263,849		—		—		—
2020.1.1 ~ 2020.12.31		232,622		—		—		—		—

		967,498		873,840		622,445		384,466		180,160

Gross cumulative claim payments (B)
2016.1.1 ~ 2016.12.31		108,098		151,282		162,059		170,353		175,063
2017.1.1 ~ 2017.12.31		132,430		184,333		193,780		199,225		—
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		—		—
2019.1.1 ~ 2019.12.31		185,645		246,397		—		—		—
2020.1.1 ~ 2020.12.31		167,129		—		—		—		—

		747,072		799,967		591,739		369,578		175,063

Difference (A-B)	~~W~~	220,426	~~W~~	73,873	~~W~~	30,706	~~W~~	14,888	~~W~~	5,097

Automobile Insurance

(In millions of Korean won)	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	~~W~~	1,174,611	~~W~~	1,193,833	~~W~~	1,205,524	~~W~~	1,212,025	~~W~~	1,212,162	~~W~~	1,214,524	~~W~~	1,217,006
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		1,267,142		1,271,001		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		1,299,964		—		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		—		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		—		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		—		—		—		—		—		—

		9,706,572		8,162,238		6,589,686		5,137,820		3,779,268		2,485,525		1,217,006

Gross cumulative claim payments(B)
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		1,208,421		1,210,632
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		1,254,187		1,261,995		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		1,288,754		—		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		—		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		—		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		—		—		—		—		—		—

		8,058,642		7,889,761		6,466,455		5,074,686		3,747,521		2,470,416		1,210,632

Difference (A-B)	~~W~~	1,647,930	~~W~~	272,477	~~W~~	123,231	~~W~~	63,134	~~W~~	31,747	~~W~~	15,109	~~W~~	6,374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.5.5 Claims development tables (cont’d)

Long-term Insurance

(In millions of Korean won)	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	~~W~~	789,088	~~W~~	1,083,049	~~W~~	1,114,820	~~W~~	1,119,206	~~W~~	1,122,191	~~W~~	1,123,240	~~W~~	1,124,628
2015.1.1 ~ 2015.12.31		885,476		1,219,394		1,256,051		1,266,881		1,270,967		1,273,615		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		1,485,839		1,500,403		1,506,889		—		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		1,689,768		—		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		—		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		—		—		—		—		—		—

		8,741,035		9,465,795		7,469,136		5,576,258		3,900,047		2,396,855		1,124,628

Gross cumulative claim payments(B)
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531		1,122,378		1,123,868
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		1,262,528		1,269,557		1,272,648		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		1,503,841		—		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		—		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		—		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		—		—		—		—		—		—

		8,373,482		9,375,248		7,426,879		5,557,422		3,892,929		2,395,026		1,123,868

Difference (A-B)	~~W~~	367,553	~~W~~	90,547	~~W~~	42,257	~~W~~	18,836	~~W~~	7,118	~~W~~	1,829	~~W~~	760

38.5.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance liabilities was conducted only in the unfavorable direction where additional insurance liabilities could be reserved as the surplus was sufficient as a result of the insurance liability adequacy test.

(In millions of Korean won)	December 31, 2021
			Effect on
	Assumption change		Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	337,969	~~W~~	—	~~W~~	—	~~W~~	—
Loss ratio	+10%			6,065,429		—		—		—
Expense ratio	+10%			503,132		—		—		—
Discount rate	-0.5	%p		1,985,421		—		—		—

(In millions of Korean won)	December 31, 2020
			Effect on
	Assumption change		Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	351,205	~~W~~	—	~~W~~	—	~~W~~	—
Loss ratio	+10%			5,203,896		—		—		—
Expense ratio	+10%			388,406		—		—		—
Discount rate	-0.5	%p		2,097,400		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.5.7 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.

Maturity structure of premium reserve as of December 31, 2021 and 2020, are as follows:

	December 31, 2021*
(In millions of Korean won)	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
Long-term insurance non-participating:
Fixed interest type	~~W~~	121,988	~~W~~	64,730	~~W~~	77,880	~~W~~	59,042	~~W~~	324,259	~~W~~	647,899
Variable interest type		959,348		1,958,267		1,536,690		919,726		16,123,312		21,497,343

		1,081,336		2,022,997		1,614,570		978,768		16,447,571		22,145,242

Annuity:
Fixed interest type		—		820		2,134		3,813		532		7,299
Variable interest type		252		103,419		407,556		1,324,916		2,121,076		3,957,219

		252		104,239		409,690		1,328,729		2,121,608		3,964,518

Total:
Fixed interest type		121,988		65,550		80,014		62,855		324,791		655,198
Variable interest type		959,600		2,061,686		1,944,246		2,244,642		18,244,388		25,454,562

	~~W~~	1,081,588	~~W~~	2,127,236	~~W~~	2,024,260	~~W~~	2,307,497	~~W~~	18,569,179	~~W~~	26,109,760

	December 31, 2020*
(In millions of Korean won)	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
Long-term insurance non-participating:
Fixed interest type	~~W~~	70,782	~~W~~	191,570	~~W~~	78,092	~~W~~	51,216	~~W~~	175,387	~~W~~	567,047
Variable interest type		663,210		2,304,298		1,937,621		845,404		14,716,753		20,467,286

		733,992		2,495,868		2,015,713		896,620		14,892,140		21,034,333

Annuity:
Fixed interest type		5		717		2,203		3,817		738		7,480
Variable interest type		242		83,568		390,516		1,301,383		2,195,244		3,970,953

		247		84,285		392,719		1,305,200		2,195,982		3,978,433

Total:
Fixed interest type		70,787		192,287		80,295		55,033		176,125		574,527
Variable interest type		663,452		2,387,866		2,328,137		2,146,787		16,911,997		24,438,239

	~~W~~	734,239	~~W~~	2,580,153	~~W~~	2,408,432	~~W~~	2,201,820	~~W~~	17,088,122	~~W~~	25,012,766

*	Includes long-term investment contracts liabilities classified as investment contracts amounting to ~~W~~ 31,081 million and ~~W~~ 106,853 million, as of December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.5.8 Credit risk of insurance contract

Credit risk of an insurance contract refers to economic losses in which the reinsurer, the counterparty, is unable to fulfil its contract obligations due to a decline in credit ratings or default or others. Through an internal review, only the insurers rated BBB- or higher of S&P rating or corresponding rating are selected as reinsurance companies.

Concentration and credit ratings for top three reinsurance companies as of December 31, 2021, are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	38.65%	AA
MUNICH RE	5.75%	AAA
ALLIANZGLOBAL	5.67%	AAA

Exposures to credit risk related to reinsurance as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Reinsurance assets [1]	~~W~~	1,342,615	~~W~~	1,199,354
Receivables from reinsurers [2]		377,619		252,064

	~~W~~	1,720,234	~~W~~	1,451,418

[1]	Net carrying amount after impairment losses
[2]	Net carrying amount after allowances for credit losses

38.5.9 Interest rate risk of insurance contract

Interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses due to the fluctuations of net interest income or net assets arising from changes in interest rate and it is managed to minimize unexpected losses. The Group calculates exposure to interest-bearing assets and interest-bearing liabilities for long-term, non-life insurance contracts. Liabilities exposure is premium reserve less surrender charge plus unearned premium reserve. Assets exposure is interest-bearing assets and assets that generate only fees without interest income are excluded from interest-bearing assets. Exposures to interest rate risk as of December 31, 2021 and 2020, are as follows:

38.5.9.1 Exposure to interest rate risk

(In millions of Korean won)	December 31, 2021		December 31, 2020
Interest-bearing liabilities
Fixed interest rate type	~~W~~	489,399	~~W~~	501,147
Variable interest rate type		24,246,760		23,213,667

	~~W~~	24,736,159	~~W~~	23,714,814

Interest-bearing assets
Due from financial institutions measured at amortized cost and cash equivalents	~~W~~	81,806	~~W~~	160,249
Financial assets at fair value through profit or loss		3,863,978		3,823,603
Financial assets at fair value through other comprehensive income		4,488,443		3,983,567
Securities measured at amortized cost		8,514,272		8,700,196
Loans measured at amortized cost		6,433,839		6,271,484

	~~W~~	23,382,338	~~W~~	22,939,099

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.5.9.2 Measurement and recognition method

Duration is used to measure interest rate risk within a risk-based solvency test. The internal model system is utilized to manage interest rate risk internally. In addition, the Risk Management Committee sets asset allocation strategies every year to manage interest rate risk.

38.5.9.3 Sensitivity to changes in interest rate

Interest rate sensitivity is measured and managed by duration. Generally, when interest rate rises, the value and duration of assets and liabilities decrease, and when interest rate falls, the value and duration of assets and liabilities increase. If the duration of assets is shorter than that of liabilities, interest rate risk increases since the incremental portion of liabilities exceeds that of assets when interest rate falls.

38.5.9.4 Negative margin risk control

In order to manage negative margin risk between interest expenses on liabilities and investment income on invested assets, the Group determines the applied interest rate for premium calculation, the minimum guaranteed interest rate, and the disclosed interest rate by fully considering the market interest rate and the Group’s investment yield. It is set in accordance with the interest rate guideline set by the risk management department every year, and the set applicable interest rate and minimum guaranteed interest rate are determined with the approval of the Risk Management Committee.

38.6 Risk Management of KB Life Insurance Co., Ltd.

38.6.1 Overview of insurance risk

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims and refers to the possibility of losses that may occur because the risk at the time of claim payment is greater than the risk expected at the time of underwriting. Insurance risk can be divided into insurance price risk and policy reserve risk.

Insurance price risk is the possibility of loss due to the differences between actual payment of claims and premiums received from policyholders. Policy reserve risk is possibility of loss due to the differences between policy reserve and actual claims to be paid in the future. Therefore, losses are recognized if actual claims are more than policy reserve.

Life insurance company measures only insurance price risk under RBC requirement because life insurance claim payments are mainly in a fixed amount with less volatility and the period from insured event to claim payments is not long, therefore benefit of measurement of policy reserve risk is low.

38.6.2 Concentration of insurance risk and reinsurance policy

The Group is using reinsurance to mitigate the concentration of insurance risk and increase capital management efficiency using advanced techniques. The reinsurance guidelines are operated separately into individual contracts and group contracts, and reinsurance is ceded through the following process:

(a)

In the decision-making process of launching a new product, the Group decides on ceding reinsurance. Subsequently, the Group selects the reinsurer through bidding, and decides whether to reinsure or not through agreements with the relevant departments, and final approval by executive of department in charge.

(b)	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance, and the loss ratio through consultation with the relevant departments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.6.3 Characteristic and exposure to insurance price risk

The exposure to insurance price risk is measured as the risk retained premium for all insurance contracts based on the track record for one year up to reference date of calculation. The risk retained premium is measured by adding assumed risk reinsurance premium to direct risk premium and deducting ceded risk reinsurance premium. If the risk retained premium is less than zero, the exposure to insurance price risk is measured as zero.

Insurance risk of a life insurance company is mainly measured by insurance price risk. Policy reserve risk is managed by liability adequacy test because the life insurance claim payments are mainly in a fixed amount with less volatility and the period from insured event to claim payments is not long. Insurance price risk is managed through insurance risk management regulation established by the Risk Management Committee.

Maximum exposures to insurance price risk as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021				December 31, 2020
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	14,977	~~W~~	11,976	~~W~~	13,509	~~W~~	10,409
Disability		586		296		672		349
Hospitalization		1,124		730		1,213		787
Operation and diagnosis		5,088		1,110		4,809		1,783
Actual medical expense		1,194		262		1,095		23
Others		972		316		1,045		474

	~~W~~	23,941	~~W~~	14,690	~~W~~	22,343	~~W~~	13,825

Average ratios of claims paid to risk premium received for the preceding three years based on exposure before risk mitigation as of December 31, 2021 and 2020, are 63.0% and 65.1%, respectively.

Exposures to market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
	December 31, 2021				December 31, 2020
	Policyholders’ reserve*		Guarantee reserve		Policyholders’ reserve*		Guarantee reserve
Variable annuity	~~W~~	611,283	~~W~~	3,014	~~W~~	490,551	~~W~~	2,782
Variable universal		78,689		2,768		90,337		2,515
Variable saving		556,196		393		720,197		504

	~~W~~	1,246,168	~~W~~	6,175	~~W~~	1,301,085	~~W~~	5,801

*	Excludes the amount of the lapsed insurance reserve.

38.6.4 Assumptions used in measuring insurance liabilities

The Group continues to apply estimated ratio defined in the premium and policy reserve calculation manual, as prescribed by the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. However, in the case of variable interest type insurance, adjusted interest rate reflecting the external index interest rate according to Article 6-12 of the Regulations on Supervision of Insurance Business and disclosed interest rate reflecting the rate of return on managed assets stated in the premium and policy reserve calculation manual are used.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.6.4 Assumptions used in measuring insurance liabilities (cont’d)

Reserve amount should be equal to or more than the standard reserve which is calculated using the standard interest rate and standard risk ratio as prescribed by the Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.

38.6.5 Maturity structure of premium reserve and unearned premium reserve as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Up to 3 years		3-5 years		5-10 Years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	651,638	~~W~~	285,623	~~W~~	578,102	~~W~~	386,515	~~W~~	545,270	~~W~~	5,403,252	~~W~~	7,850,400
Unearned premium reserve		156		—		24		—		—		5,763		5,943

(In millions of Korean won)	December 31, 2020
	Up to 3 years		3-5 years		5-10 Years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	739,485	~~W~~	350,639	~~W~~	605,931	~~W~~	412,563	~~W~~	451,074	~~W~~	4,770,046	~~W~~	7,329,738
Unearned premium reserve		162		—		23		1		—		6,291		6,477

38.6.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, claim ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance liabilities was conducted only in the unfavorable direction where additional insurance liabilities could be reserved as the surplus was sufficient as a result of the insurance liability adequacy test.

(In millions of Korean won)	December 31, 2021
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	82,811	~~W~~	—	~~W~~	—	~~W~~	—
Claim ratio	+10%			50,899		—		—		—
Expense ratio	+10%			53,511		—		—		—
Discount rate	-0.5	%p		482,638		—		—		—

(In millions of Korean won)	December 31, 2020
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	51,370	~~W~~	—	~~W~~	—	~~W~~	—
Claim ratio	+10%			31,020		—		—		—
Expense ratio	+10%			33,616		—		—		—
Discount rate	-0.5	%p		511,913		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.7 Risk Management of Prudential Life Insurance Company of Korea Ltd.

38.7.1 Overview of insurance risk

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims and refers to the possibility of losses that may occur because the risk at the time of claim payment is greater than the risk expected at the time of underwriting. Insurance risk can be divided into insurance price risk and policy reserve risk.

Insurance price risk is the possibility of loss due to the differences between actual payment of claims and premiums received from policyholders.

Policy reserve risk is possibility of loss due to the differences between policy reserve and actual claims to be paid in the future. Therefore, losses are recognized if actual claims are more than policy reserve.

Life insurance company measures mainly insurance price risk and manages policy reserve risk using liability adequacy test because life insurance claim payments are mainly in a fixed amount with less volatility and the period from insured event to claim payments is not long.

38.7.2 Insurance risk management

The Group considers insurance risk inherent in products from the time of product development and continues to measure and mitigate insurance risk in various ways after launch. Insurance risk related to death and illness are mitigated through reinsurance, and the Group selects an appropriate reinsurer based on credit risk and determines the appropriate level of insurance risk exposure for each reinsurer prior to entering into a contract with the reinsurer. The Group manages insurance risk through voluntary reinsurance for the amount in excess of the predetermined insurance risk retention limit.

In addition, the Group monitors the loss ratio, effect of selection, and others every quarter, measures risks through an internal model, and reports the results to the Risk Management Committee.

38.7.3 Exposure to insurance price risk

The exposure to insurance price risk is measured as the risk retained premium for all insurance contracts based on the track record for one year up to reference date of calculation. The risk retained premium is measured by adding assumed risk reinsurance premium to direct risk premium and deducting ceded risk reinsurance premium. If the risk retained premium is less than zero, the exposure to insurance price risk is measured as zero.

Maximum exposures to insurance price risk as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021				December 31, 2020
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	253,325	~~W~~	250,045	~~W~~	244,975	~~W~~	240,121
Disability		10,331		10,230		10,485		9,964
Hospitalization		34,194		34,194		33,321		33,321
Operation and diagnosis		81,429		79,850		77,820		76,530

	~~W~~	379,279	~~W~~	374,319	~~W~~	366,601	~~W~~	359,936

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.7.4 Details of the ceded reinsurance premiums by credit rating of reinsurer for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021			2020
	Ceded reinsurance premium		Proportion (%)	Ceded reinsurance premium		Proportion (%)
AA- or higher	~~W~~	5,223	100.00	~~W~~	6,444	100.00
A+ ~ A-		—	—		—	—
BBB+ or lower		—	—		—	—
Others		—	—		—	—

	~~W~~	5,223	100.00	~~W~~	6,444	100.00

38.7.5 Assumptions used in measuring insurance liabilities

The Group continues to apply estimated ratio defined in the premium and policy reserve calculation manual, as prescribed by the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. However, in the case of variable interest type insurance, adjusted interest rate reflecting the external index interest rate according to Article 6-12 of the Regulations on Supervision of Insurance Business and disclosed interest rate reflecting the rate of return on managed assets stated in the premium and policy reserve calculation manual are used.

Reserve amount should be equal to or more than the standard reserve which is calculated using the standard interest rate and standard risk ratio as prescribed by the Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.

38.7.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.

Maturity structure of premium reserve and unearned premium reserve as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Up to 3 years		3-5 years		5-10 Years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	39,578	~~W~~	40,894	~~W~~	154,062	~~W~~	237,021	~~W~~	528,373	~~W~~	13,122,197	~~W~~	14,122,125
Unearned premium reserve		31		15		50		51		65		4,092		4,304

	December 31, 2020
(In millions of Korean won)	Up to 3 years		3-5 years		5-10 Years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	48,807	~~W~~	37,502	~~W~~	139,973	~~W~~	215,470	~~W~~	418,684	~~W~~	12,376,772	~~W~~	13,237,208
Unearned premium reserve		31		16		58		51		77		3,633		3,866

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.7.7 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, claim ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance liabilities was conducted only in the unfavorable direction where additional insurance liabilities could be reserved as the surplus was sufficient as a result of the insurance liability adequacy test.

(In millions of Korean won)	December 31, 2021
			Effect on
	Assumption change		Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	114,427	~~W~~	—	~~W~~	—	~~W~~	—
Claim ratio	+10%			571,446		—		—		—
Expense ratio	+10%			157,924		—		—		—
Discount rate	-0.5	%p		1,563,571		—		—		—

(In millions of Korean won)	December 31, 2020
			Effect on
	Assumption change		Base amount of LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	158,219	~~W~~	—	~~W~~	—	~~W~~	—
Claim ratio	+10%			719,689		—		—		—
Expense ratio	+10%			213,675		—		—		—
Discount rate	-0.5	%p		1,687,116		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.8 Application of the Overlay Approach

Upon initial application of Korean IFRS No.1109, the Group applied the overlay approach in accordance with Korean IFRS No.1104.

38.8.1 Details of financial assets subject to the overlay approach as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	80,179	~~W~~	70,312
Debt securities		8,023,999		7,363,457
Equity securities		239,426		305,337

	~~W~~	8,343,604	~~W~~	7,739,106

38.8.2 Changes in net gains on overlay adjustment for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	339,202	~~W~~	187,077
Recognition of other comprehensive income due to acquisition and valuation		185,906		177,500
Reclassification to profit or loss due to disposal		(65,624)		(25,375)

Ending	~~W~~	459,484	~~W~~	339,202

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

39. Statement of Cash Flows

39.1 Details of cash and cash equivalents as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Cash	~~W~~	2,496,941	~~W~~	2,560,970
Checks issued by other banks		150,047		327,781
Due from the Bank of Korea		17,579,643		12,340,532
Due from other financial institutions		10,782,743		10,379,559

		31,009,374		25,608,842

Due from financial institutions measured at fair value through profit or loss		200,743		100,094

		31,210,117		25,708,936

Deduction:
Restricted due from financial institutions		(20,754,706)		(15,303,363)
Due from financial institutions with original maturities over three months		(1,346,951)		(1,720,481)

		(22,101,657)		(17,023,844)

	~~W~~	9,108,460	~~W~~	8,685,092

39.2 Significant non-cash transactions for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Write-offs of loans	~~W~~	1,086,296	~~W~~	1,283,071
Changes in financial investments due to debt-for-equity swap		327		13,820
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		507,175		496,159
Changes in accumulated other comprehensive income from valuation of investments in associates		165		(6,978)
Reclassification to assets of a disposal group held for sale		171,749		—

39.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Activities	2021		2020
Income tax paid	Operating	~~W~~	1,586,750	~~W~~	1,119,252
Interest received	Operating		15,152,796		14,986,532
Interest paid	Operating		4,062,469		5,266,158
Dividends received	Operating		290,089		187,699
Dividends paid	Financing		1,053,416		883,952

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)

	2021
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging*	~~W~~	(57,196)	~~W~~	5,870	~~W~~	—	~~W~~	246,352	~~W~~	(70,225)	~~W~~	—	~~W~~	(150,084)	~~W~~	(25,283)
Borrowings		112,587,843		11,579,036		—		630,913		(115,440)		(329,512)		(10,278)		124,342,562
Due to trust accounts		7,542,955		(509,106)		—		—		—		—		—		7,033,849
Non-controlling interests		857,783		(24,145)		—		—		—		1,994		(2,294)		833,338
Others		1,019,075		(319,074)		166,336		119		—		—		119,398		985,854

	~~W~~	121,950,460	~~W~~	10,732,581	~~W~~	166,336	~~W~~	877,384	~~W~~	(185,665)	~~W~~	(327,518)	~~W~~	(43,258)	~~W~~	133,170,320

(In millions of Korean won)

	2020
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging*	~~W~~	187,101	~~W~~	(16,202)	~~W~~	—	~~W~~	(102,347)	~~W~~	10,553	~~W~~	1,166	~~W~~	(137,467)	~~W~~	(57,196)
Borrowings		88,754,443		22,627,875		—		(217,461)		(591,619)		2,131,517		(116,912)		112,587,843
Due to trust accounts		5,216,460		2,326,495		—		—		—		—		—		7,542,955
Non-controlling interests		585,407		(25,658)		—		250,904		—		—		47,130		857,783
Others		868,556		(63,065)		236,860		11		—		—		(23,287)		1,019,075

	~~W~~	95,611,967	~~W~~	24,849,445	~~W~~	236,860	~~W~~	(68,893)	~~W~~	(581,066)	~~W~~	2,132,683	~~W~~	(230,536)	~~W~~	121,950,460

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2021 and 2020 are ~~W~~ 374,992 million of cash inflow and ~~W~~ 1,951,245 million of cash outflow, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

40. Contingent Liabilities and Commitments

40.1 Details of acceptances and guarantees as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	136,914	~~W~~	144,457
Others		817,470		1,048,848

		954,384		1,193,305

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		523,037		221,422
Letter of guarantees		83,089		45,693
Bid bond		18,874		72,037
Performance bond		855,247		703,826
Refund guarantees		874,173		801,445
Others		2,505,353		3,072,099

		4,859,773		4,916,522

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		5,040		10,040
Acceptances and guarantees for mortgage		51,053		89,302
Overseas debt guarantees		428,109		410,470
International financing guarantees in foreign currencies		132,114		197,097
Others		50,950		50,950

		667,266		757,859

		6,481,423		6,867,686

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,551,767		2,094,989
Refund guarantees		833,765		344,112

		4,385,532		2,439,101

	~~W~~	10,866,955	~~W~~	9,306,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

40.2 Credit qualities of acceptances and guarantees as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	4,532,747	~~W~~	838	~~W~~	—	~~W~~	4,533,585
Grade 2		1,594,714		32,567		—		1,627,281
Grade 3		105,691		46,174		—		151,865
Grade 4		7,722		149,785		214		157,721
Grade 5		—		774		10,197		10,971

		6,240,874		230,138		10,411		6,481,423

Unconfirmed acceptances and guarantees
Grade 1		3,083,636		3,391		—		3,087,027
Grade 2		998,204		39,224		—		1,037,428
Grade 3		12,039		34,797		—		46,836
Grade 4		11,925		195,794		—		207,719
Grade 5		—		138		6,384		6,522

		4,105,804		273,344		6,384		4,385,532

	~~W~~	10,346,678	~~W~~	503,482	~~W~~	16,795	~~W~~	10,866,955

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	4,377,798	~~W~~	1,119	~~W~~	—	~~W~~	4,378,917
Grade 2		2,269,455		47,438		—		2,316,893
Grade 3		27,588		85,321		—		112,909
Grade 4		14,925		33,440		501		48,866
Grade 5		—		453		9,648		10,101

		6,689,766		167,771		10,149		6,867,686

Unconfirmed acceptances and guarantees
Grade 1		1,422,528		771		—		1,423,299
Grade 2		912,209		28,506		—		940,715
Grade 3		11,399		23,069		—		34,468
Grade 4		2,369		29,934		—		32,303
Grade 5		—		589		7,727		8,316

		2,348,505		82,869		7,727		2,439,101

	~~W~~	9,038,271	~~W~~	250,640	~~W~~	17,876	~~W~~	9,306,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

40.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	5,431,921	~~W~~	3,377,150	~~W~~	8,809,071	81.06
Small and medium-sized companies		820,327		657,073		1,477,400	13.60
Public sector and others		229,175		351,309		580,484	5.34

	~~W~~	6,481,423	~~W~~	4,385,532	~~W~~	10,866,955	100.00

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	5,538,003	~~W~~	1,770,235	~~W~~	7,308,238	78.53
Small and medium-sized companies		695,860		459,487		1,155,347	12.41
Public sector and others		633,823		209,379		843,202	9.06

	~~W~~	6,867,686	~~W~~	2,439,101	~~W~~	9,306,787	100.00

40.4 Classifications of acceptances and guarantees by industry as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	385,761	~~W~~	10,114	~~W~~	395,875	3.64
Manufacturing		2,742,224		2,979,232		5,721,456	52.65
Service		676,440		38,920		715,360	6.58
Wholesale and retail		1,603,085		999,416		2,602,501	23.95
Construction		317,946		38,260		356,206	3.28
Public sector		28,257		99,841		128,098	1.18
Others		727,710		219,749		947,459	8.72

	~~W~~	6,481,423	~~W~~	4,385,532	~~W~~	10,866,955	100.00

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	632,947	~~W~~	5,871	~~W~~	638,818	6.86
Manufacturing		2,992,319		1,285,530		4,277,849	45.96
Service		920,352		89,457		1,009,809	10.85
Wholesale and retail		1,086,772		891,619		1,978,391	21.26
Construction		411,601		14,488		426,089	4.58
Public sector		104,925		103,285		208,210	2.24
Others		718,770		48,851		767,621	8.25

	~~W~~	6,867,686	~~W~~	2,439,101	~~W~~	9,306,787	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

40.5 Details of commitments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Commitments
Corporate loan commitments	~~W~~	45,767,502	~~W~~	40,253,100
Retail loan commitments		47,080,416		46,450,857
Credit line of credit cards		70,534,719		65,325,863
Purchase of other securities		6,835,506		7,104,163

		170,218,143		159,133,983

Financial guarantee contracts
Credit line		5,729,798		3,522,809
Purchase of securities		495,400		683,800

		6,225,198		4,206,609

	~~W~~	176,443,341	~~W~~	163,340,592

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

40.6 Other Matters (including litigation)

a) The Group has 126 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 578,033 million, and 264 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 533,573 million, which arose in the normal course of the business, as of December 31, 2021. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~48,068

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

	Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank Co., Ltd. participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	Decision in the first trial on December 29, 2021. Won both lawsuits on the merits and counterclaim Galamat-Art LLP lodged an appeal

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	100,000	The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.	First trial is in progress (The 4th pleading is scheduled for March 22, 2022).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

40.6 Other Matters (including litigation) (cont’d)

b) Kookmin Bank has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank KB Bukopin Tbk. Under this agreement, Kookmin Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, Kookmin Bank can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

c) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 2 legal claims filed as a defendant, with an aggregate claim amount of ~~W~~ 108 million as of December 31, 2021 and 2020. The Group takes out the personal information protection liability insurance as of December 31, 2021.

d) As of December 31, 2021, the Group is not able to dispose, transfer or collateralize the shares or rights of shares of KB KOLAO Leasing Co., Ltd. (“joint-venture lease company”) to a third party without the written consent of both KB Kookmin Card Co., Ltd. and LVMC Holdings (formerly Kolao Holdings), for five years (the restriction period for the disposal of its equity) after February 8, 2017. However, KB Kookmin Card Co., Ltd. and KB Capital Co., Ltd. may transfer all or part of their shares in the joint-venture lease company to affiliates of KB Financial Group Inc. who agree to comply with all the terms and conditions of this agreement on the establishment and operation of the joint-venture lease company and agree to succeed their responsibility for the joint-venture lease company. Meanwhile, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.

e) As of December 31, 2021, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others. Meanwhile, the shareholders of PT Sunindo Kookmin Best Finance shall cause PT Sunindo Kookmin Best Finance, starting on the first financial year after the third year with distributable profits, whether continuous or cumulative, to pay the dividend to the shareholders in the maximum amount of 20% from net profit after tax in the respective financial year.

f) KB Securities Co., Ltd., as a sales agency, sold ~~W~~ 326,500 million of private equity funds and trusts, which loans to corporations (borrower) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund is impossible due to the breach of contract by local borrowers in Australia, therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is a defendant as of December 31, 2021. There is a possibility that additional lawsuits will be filed in the future, but the magnitude and final outcome of the lawsuit are unpredictable.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

40.6 Other Matters (including litigation) (cont’d)

g) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of December 31, 2021, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 191,500 million. Meanwhile, the Group sold ~~W~~ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces one claim filed as a defendant as of December 31, 2021. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.

h) The proliferation of COVID-19 has had a negative impact on the global economy, which may have an impact on the expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchange transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the impact on expected credit losses related to COVID-19 is described in Note 11.1 Changes in allowances for credit losses of loans and Note 24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41. Subsidiaries

41.1 Details of major consolidated subsidiaries as of December 31, 2021, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment financing
	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Microfinance services
	PRASAC Microfinance Institution Plc.	100.00	Cambodia	Dec. 31	Microfinance services
	PT Bank KB Bukopin Tbk	67.00	Indonesia	Dec. 31	Banking and foreign exchange transaction
	PT Bank Syariah Bukopin	92.78	Indonesia	Dec. 31	Banking
	PT Bukopin Finance	97.03	Indonesia	Dec. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.1 Details of major consolidated subsidiaries as of December 31, 2021, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Dec. 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.70	Vietnam	Dec. 31	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82	Vietnam	Dec. 31	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Dec. 31	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
	KB Healthcare Co., Ltd.	100.00	Korea	Dec. 31	Information and communication
KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Dec. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Dec. 31	Auto Installment finance
	KB J Capital Co., Ltd.	49.99	Thailand	Dec. 31	Service
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec. 31	Auto Installment finance
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Dec. 31	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Dec. 31	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec. 31	General advisory

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.2 Details of consolidated structured entities as of December 31, 2021, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	MS Sejong 4th Co., Ltd. and 125 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund and 166 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)

	December 31, 2021						2021
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	483,564,898	~~W~~	450,675,985	~~W~~	32,888,913	~~W~~	26,536,995	~~W~~	2,590,764	~~W~~	3,265,921
KB Securities Co., Ltd. [1,2]		55,493,985		50,008,422		5,485,563		8,543,590		594,301		628,112
KB Insurance Co., Ltd. [1,2]		41,472,227		37,328,954		4,143,273		14,131,278		301,836		107,240
KB Kookmin Card Co., Ltd.[1]		27,349,561		22,793,920		4,555,641		3,527,354		418,898		442,873
Prudential Life Insurance Company of Korea Ltd. [2]		26,287,116		23,992,601		2,294,515		1,976,122		336,198		54,587
KB Asset Management Co., Ltd. [1]		375,739		128,589		247,150		254,162		79,899		79,071
KB Capital Co., Ltd. [1,2]		14,529,427		12,707,210		1,822,217		1,634,759		209,899		209,719
KB Life Insurance Co., Ltd.		10,634,562		10,174,282		460,280		2,259,301		(46,595)		(121,847)
KB Real Estate Trust Co., Ltd.		496,522		119,700		376,822		168,373		81,480		82,299
KB Savings Bank Co., Ltd.		2,601,134		2,339,037		262,097		150,028		18,932		22,526
KB Investment Co., Ltd. [1]		1,197,720		922,239		275,481		207,367		55,338		55,340
KB Data System Co., Ltd. [1]		44,486		25,911		18,575		174,819		467		1,105
KB Credit Information Co., Ltd.		28,674		12,303		16,371		39,909		388		434

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2020						2020
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	438,444,114	~~W~~	408,036,040	~~W~~	30,408,074	~~W~~	24,519,818	~~W~~	2,298,195	~~W~~	2,905,953
KB Securities Co., Ltd. [1,2]		57,570,654		52,516,488		5,054,166		10,040,497		425,622		449,507
KB Insurance Co., Ltd. [1,2]		39,125,869		35,093,312		4,032,557		13,735,778		177,181		139,290
KB Kookmin Card Co., Ltd.[1]		24,071,644		19,789,958		4,281,686		3,210,581		324,662		308,148
Prudential Life Insurance Company of Korea Ltd. [2]		25,121,656		22,681,729		2,439,927		656,062		55,711		(31,718)
KB Asset Management Co., Ltd. [1]		335,601		112,522		223,079		191,427		57,317		57,802
KB Capital Co., Ltd. [1,2]		12,823,748		11,392,177		1,431,571		1,300,378		141,646		139,949
KB Life Insurance Co., Ltd.		10,424,916		9,842,789		582,127		1,897,859		(23,185)		(33,210)
KB Real Estate Trust Co., Ltd. [1]		437,619		108,096		329,523		139,070		66,874		66,718
KB Savings Bank Co., Ltd.		1,883,720		1,658,116		225,604		104,397		17,305		16,197
KB Investment Co., Ltd. [1]		848,693		618,552		230,141		128,014		15,387		15,390
KB Data System Co., Ltd.		40,347		23,024		17,323		149,966		(1,729)		(3,367)
KB Credit Information Co., Ltd.		27,711		11,773		15,938		39,767		1,132		1,040

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

41.4.1 The Group has provided payment guarantees of ~~W~~ 4,512,760 million to K plus 1st L.L.C and other consolidated structured entities.

41.4.2 The Group has provided capital commitment to 31 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,642,214 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

41.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

41.5 Changes in Subsidiaries

41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2021, are as follows:

Company	Reasons of obtaining control
PT KB Data Systems Indonesia and 15 others	Holds more than half of the ownership interests

Able Guwall 1st Co., Ltd. and 71 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Global Private Real Estate Debt Fund No.11 and 33 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Global Commerce Private Equity Investment Fund and 4 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2021, are as follows:

Company	Reasons of losing control
Able Hana Co., Ltd. and 72 others	Termination of the commitments

KB SAUDI SEPCO II Private Special Asset Fund and 22 others	Liquidation

Aquila Global Real Assets Fund No.1 LP and 5 others	Disposal

KB Global ESG Securities Feeder Fund (Equity) and 8 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

42. Unconsolidated Structured Entities

42.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing
Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships, construction and purchase of aircrafts	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Trusts	Management of financial trusts; • Development trust • General unspecified money trust • Trust whose principal is not guaranteed • Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	89,647,771	~~W~~	416,401,893	~~W~~	3,005,720	~~W~~	144,897,727	~~W~~	653,953,111
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	~~W~~	126,086	~~W~~	13,340,292	~~W~~	90,348	~~W~~	3,602,631	~~W~~	17,159,357
Derivative financial assets		—		—		—		181		181
Loans measured at amortized cost		8,290,514		479,452		265,173		1,194,705		10,229,844
Financial investments		—		—		—		8,084,101		8,084,101
Investments in associates		—		292,315		—		—		292,315
Other assets		2,496		3,111		119,630		15,638		140,875

	~~W~~	8,419,096	~~W~~	14,115,170	~~W~~	475,151	~~W~~	12,897,256	~~W~~	35,906,673

Liabilities:
Deposits	~~W~~	650,834	~~W~~	58,348	~~W~~	—	~~W~~	330,592	~~W~~	1,039,774
Derivative financial liabilities		—		—		—		437		437
Other liabilities		8,196		289		—		32,179		40,664

	~~W~~	659,030	~~W~~	58,637	~~W~~	—	~~W~~	363,208	~~W~~	1,080,875

Maximum exposure *
Assets held	~~W~~	8,419,096	~~W~~	14,115,170	~~W~~	475,151	~~W~~	12,897,256	~~W~~	35,906,673
Purchase and investment commitments		—		6,131,739		131,102		499,682		6,762,523
Unused credit		855,322		—		—		4,990,797		5,846,119
Acceptances and guarantees and loan commitments		1,544,394		—		15,890		496,284		2,056,568

	~~W~~	10,818,812	~~W~~	20,246,909	~~W~~	622,143	~~W~~	18,884,019	~~W~~	50,571,883

Methods of determining the maximum exposure		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	56,200,300	~~W~~	285,528,467	~~W~~	1,984,006	~~W~~	116,115,027	~~W~~	459,827,800
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	~~W~~	164,996	~~W~~	11,151,958	~~W~~	—	~~W~~	2,308,917	~~W~~	13,625,871
Derivative financial assets		—		—		—		3,005		3,005
Loans measured at amortized cost		4,655,337		379,727		262,382		1,080,824		6,378,270
Financial investments		—		—		—		7,849,054		7,849,054
Investments in associates		—		396,953		—		—		396,953
Other assets		2,572		3,257		91,297		16,363		113,489

	~~W~~	4,822,905	~~W~~	11,931,895	~~W~~	353,679	~~W~~	11,258,163	~~W~~	28,366,642

Liabilities:
Deposits	~~W~~	612,023	~~W~~	26,839	~~W~~	—	~~W~~	344,221	~~W~~	983,083
Derivative financial liabilities		—		—		—		1,307		1,307
Other liabilities		8,422		97		1		13,736		22,256

	~~W~~	620,445	~~W~~	26,936	~~W~~	1	~~W~~	359,264	~~W~~	1,006,646

Maximum exposure *
Assets held	~~W~~	4,822,905	~~W~~	11,931,895	~~W~~	353,679	~~W~~	11,258,163	~~W~~	28,366,642
Purchase and investment commitments		—		5,650,847		—		761,200		6,412,047
Unused credit		1,322,414		—		18,287		3,020,084		4,360,785
Acceptances and guarantees and loan commitments		883,342		16,650		—		684,257		1,584,249

	~~W~~	7,028,661	~~W~~	17,599,392	~~W~~	371,966	~~W~~	15,723,704	~~W~~	40,723,723

Methods of determining the maximum exposure		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates and joint ventures.

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021		2020
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	5,689	~~W~~	6,817
Korea Credit Bureau Co., Ltd.	Interest expense		6		7
	Fee and commission income		910		957
	Insurance income		4		5
	Fee and commission expense		4,256		3,280
	Other operating expenses		11		1
KB GwS Private Securities Investment Trust *	Fee and commission income		146		853
Incheon Bridge Co., Ltd.	Interest income		4,069		4,345
	Interest expense		158		334
	Fee and commission income		22		23
	Fee and commission expense		6		6
	Insurance income		230		279
	Gains on financial instruments at fair value through profit or loss		—		899
	Losses on financial instruments at fair value through profit or loss		1,374		—
	Reversal of credit losses		444		—
	Provision for credit losses		1		472
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	Fee and commission income		—		12
Aju Good Technology Venture Fund	Interest expense		27		18
KB Star Office Private Real Estate Master Fund No.1	Interest income		370		371
	Interest expense		5		61
	Fee and commission income		435		436
RAND Bio Science Co., Ltd.	Interest expense		—		11
SY Auto Capital Co., Ltd.	Interest income		941		1,097
	Interest expense		—		2
	Fee and commission income		88		39
	Fee and commission expense		15		132
	Insurance income		42		40
	Other operating income		710		1,709
	Other operating expenses		64		121
	Reversal of credit losses		11		17

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
Food Factory Co., Ltd.	Interest income	~~W~~	70	~~W~~	52
	Interest expense		5		12
	Insurance income		9		5
	Fee and commission expense		2		4
	Gains on financial instruments at fair value through profit or loss		—		72
	Losses on financial instruments at fair value through profit or loss		1		—
	Reversal of credit losses		6		—
	Provision for credit losses		—		8
KB Pre IPO Secondary Venture Fund No.1	Interest expense		1		3
	Fee and commission income		110		110
KB Private Equity Fund No.3 *	Fee and commission income		—		463
Acts Co., Ltd.	Interest income		—		1
	Insurance income		1		—
Dongjo Co., Ltd.	Insurance income		1		1
A-PRO Co., Ltd. *	Interest income		—		7
	Interest expense		—		1
	Insurance income		—		1
	Provision for credit losses		—		1
POSCO-KB Shipbuilding Fund	Fee and commission income		213		387
Dae-A Leisure Co., Ltd.	Interest expense		2		7
Paycoms Co., Ltd.	Interest income		10		10
	Gains on financial instruments at fair value through profit or loss		42		69
Big Dipper Co., Ltd.	Fee and commission expense		655		768
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		1		23
	Fee and commission income		190		300
KB-TS Technology Venture Private Equity Fund	Fee and commission income		285		126
KB-SJ Tourism Venture Fund	Fee and commission income		279		338
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss		613		1,636
	Losses on financial instruments at fair value through profit or loss		663		—
	Fee and commission income		36		36
	Fee and commission expense		48		5
Iwon Alloy Co., Ltd.	Insurance income		—		1
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		293		—
	Losses on financial instruments at fair value through profit or loss		—		216

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income	~~W~~	38	~~W~~	27
	Gains on financial instruments at fair value through profit or loss		531		—
	Losses on financial instruments at fair value through profit or loss		2,373		489
RMGP Bio-Pharma Investment, L.P.	Losses on financial instruments at fair value through profit or loss		—		1
KB-MDI Centauri Fund LP	Fee and commission income		401		308
	Gains on financial instruments at fair value through profit or loss		551		—
	Losses on financial instruments at fair value through profit or loss		284		322
Hibiscus Fund LP	Fee and commission income		372		—
	Gains on financial instruments at fair value through profit or loss		113		—
RMG-KB BioAccess Fund L.P.	Fee and commission income		57		—
	Gains on financial instruments at fair value through profit or loss		5		—
S&E Bio Co., Ltd.	Interest expense		1		1
Contents First Inc.	Interest expense		83		14
December & Company Inc.	Interest expense		—		1
	Insurance income		109		—
GENINUS Inc.	Interest expense		29		70
	Gains on financial instruments at fair value through profit or loss		4,009		—
	Provision for credit losses		6		—
Wyatt Corp.	Insurance income		87		63
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		17		40
	Fee and commission income		514		734
Spark Biopharma Inc.	Interest expense		7		—
Skydigital Inc.	Fee and commission income		3		4
KB No.17 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		—		4
	Losses on financial instruments at fair value through profit or loss		1,388		—
	Interest expense		14		25
KB No.18 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		8		84
	Interest expense		20		31
KB No.19 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		36		11
	Interest expense		9		13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
KB No.20 Special Purpose Acquisition Company	Fee and commission income	~~W~~	—	~~W~~	210
	Gains on financial instruments at fair value through profit or loss		68		1,568
	Interest expense		15		25
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		487		488
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		550		1,442
COSES GT Co., Ltd.	Interest income		18		6
	Interest expense		1		—
	Provision for credit losses		—		4
	Reversal of credit losses		3		—
IDTECK Co., Ltd.	Insurance income		1		—
Mantisco Co., Ltd.	Interest expense		1		—
SuperNGine Co., Ltd.	Interest expense		1		—
Desilo Inc.	Interest income		1		—
	Provision for credit losses		2		—
Turing Co., Ltd.	Interest expense		1		—
IGGYMOB Co., Ltd.	Interest expense		1		—
WJ Private Equity Fund No.1	Fee and commission income		7		5
UPRISE, Inc.	Interest income		5		2
	Interest expense		1		—
	Provision for credit losses		—		1
	Reversal of credit losses		1		—
CWhy Inc.	Losses on financial instruments at fair value through profit or loss		—		2,000
CellinCells Co., Ltd.	Interest expense		—		4
Bomapp Inc.	Fee and commission expense		5		9
	Insurance income		—		8
	Losses on financial instruments at fair value through profit or loss		1,980		—
KB Social Impact Investment Fund	Fee and commission income		300		300
KB-UTC Inno-Tech Venture Fund	Fee and commission income		471		371
KBSP Private Equity Fund No.4	Fee and commission income		389		480
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		1,198		237
JR Global REIT *	Fee and commission income		—		6,210
IGIS No.371 Professional Investors’ Real Estate Investment Company *	Fee and commission income		—		200
Koreit Tower Real Estate Investment Trust Company *	Fee and commission income		—		2,852
2020 KB Fintech Renaissance Fund	Fee and commission income		147		60
KB Material and Parts No.1 PEF	Fee and commission income		353		63

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
FineKB Private Equity Fund No.1	Fee and commission income	~~W~~	540	~~W~~	38
Paramark KB Fund No.1	Fee and commission income		100		—
KB Bio Private Equity No.3 Ltd.	Fee and commission income		324		—
K The 15th REIT Co., Ltd. *	Fee and commission income		500		—
	Insurance income		1		—
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		846		—
	Losses on financial instruments at fair value through profit or loss		—		68
KB-Solidus Global Healthcare Fund	Fee and commission income		167		777
SwatchOn Inc.	Fee and commission income		8		9
	Interest expense		10		47
Gomi corporation Inc.	Interest income		19		—
	Interest expense		1		—
	Provision for credit losses		13		—
BNF Corporation Ltd. *	Interest income		—		401
	Fee and commission income		—		2
	Provision for credit losses		—		8
KB Cape No.1 Private Equity Fund	Fee and commission income		144		144
	Losses on financial instruments at fair value through profit or loss		69		—
Keystone-Hyundai Securities No.1 Private Equity Fund *	Fee and commission income		43		115
Others
Retirement pension	Fee and commission income		1,338		1,077
	Interest expense		9		3

*	Excluded from the Group’s related party as of December 31, 2021.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~ 878,690 million and ~~W~~ 1,504,217 million for the years ended December 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021		December 31, 2020
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,427	~~W~~	1,733
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		36		36
	Deposits		10,200		19,982
	Insurance liabilities		1		1
	Other liabilities		—		623
KB GwS Private Securities Investment Trust *	Other assets		—		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		37,382		38,756
	Loans measured at amortized cost (gross amount)		114,107		133,002
	Allowances for credit losses		26		202
	Other assets		423		545
	Deposits		35,487		39,520
	Provisions		24		292
	Insurance liabilities		79		109
	Other liabilities		99		205
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance liabilities		—		1
Dae-A Leisure Co., Ltd.	Deposits		17		636
	Other liabilities		—		21
Aju Good Technology Venture Fund	Deposits		6,286		3,093
	Other liabilities		10		1
KB Star Office Private Real Estate Master Fund No.1	Loans measured at amortized cost (gross amount)		10,000		10,000
	Allowances for credit losses		5		5
	Other assets		138		137
	Deposits		2,578		4,255
	Other liabilities		—		24
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		1,524		8,097
	Other liabilities		—		1
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		260		349
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,591		2,000
	Other assets		73		144
RAND Bio Science Co., Ltd.	Deposits		443		693
	Loans measured at amortized cost (gross amount)		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2021		December 31, 2020
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	40,074	~~W~~	40,060
	Allowances for credit losses		68		57
	Other assets		630		65
	Deposits		17		6
	Insurance liabilities		14		13
	Other liabilities		36		76
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		663		662
	Loans measured at amortized cost (gross amount)		3,553		3,210
	Allowances for credit losses		4		8
	Other assets		2		3
	Deposits		839		1,555
	Provisions		—		2
	Insurance liabilities		8		5
	Other liabilities		6		9
KB Pre IPO Secondary Venture Fund No.1	Deposits		103		629
Acts Co., Ltd.	Deposits		154		18
	Insurance liabilities		2		1
	Other liabilities		100		100
POSCO-KB Shipbuilding Fund	Other assets		213		264
Paycoms Co., Ltd.	Other assets		1		1
	Financial assets at fair value through profit or loss		1,269		1,226
	Deposits		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		17		4
	Deposits		—		1
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		904		923
Iwon Alloy Co., Ltd.	Insurance liabilities		1		—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		5,423		4,250
	Other liabilities		79		71
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		14		9
Wyatt Corp.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance liabilities		94		39
Skydigital Inc.	Deposits		85		15
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		9,090		9,141

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2021		December 31, 2020
Spark Biopharma Inc.	Loans measured at amortized cost (gross amount)	~~W~~	17	~~W~~	—
	Financial assets at fair value through profit or loss		4,950		—
	Deposits		6,015		—
	Other liabilities		3		—
UPRISE, Inc.	Financial assets at fair value through profit or loss		1,250		250
	Loans measured at amortized cost (gross amount)		—		500
	Allowances for credit losses		—		1
	Deposits		4,001		11
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		—		13
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		6		24
	Deposits		38		260
Jo Yang Industrial Co., Ltd.	Deposits		1		2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,301		2,687
	Deposits		1,687		1,711
	Other liabilities		12		23
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,881		3,873
	Deposits		2,077		2,101
	Other liabilities		12		19
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,091		2,055
	Deposits		1,013		1,053
	Other liabilities		5		3
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,135		3,067
	Deposits		1,681		1,716
	Other liabilities		3		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2021		December 31, 2020
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	4,930	~~W~~	4,930
	Loans measured at amortized cost (gross amount)		515		500
	Allowances for credit losses		2		4
	Other assets		1		1
	Deposits		1,939		292
	Insurance liabilities		—		1
IDTECK Co., Ltd.	Insurance liabilities		1		—
Bomapp Inc.	Financial assets at fair value through profit or loss		19		1,999
	Insurance liabilities		—		2
Channel Corporation	Financial assets at fair value through profit or loss		14,551		4,551
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		5,000
KB-Solidus Global Healthcare Fund	Other assets		620		707
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,557		3,264
Gomi corporation Inc.	Financial assets at fair value through profit or loss		2,500		500
	Loans measured at amortized cost (gross amount)		2,233		9
	Allowances for credit losses		12		—
	Other assets		4		—
	Deposits		3,188		37
	Other liabilities		1		—
Copin Communications, Inc.	Financial assets at fair value through profit or loss		4,801		1,500
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		263		1,142
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		2,278		1,432
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		39		76
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		2,100		2,100

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2021		December 31, 2020
Contents First Inc.	Financial assets at fair value through profit or loss	~~W~~	7,277	~~W~~	6,146
	Deposits		12,650		1,823
	Other liabilities		57		7
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		9,633		4,280
	Other assets		104		308
OKXE Inc.	Financial assets at fair value through profit or loss		800		800
GENINUS Inc.	Financial assets at fair value through profit or loss		5,855		5,599
	Loans measured at amortized cost (gross amount)		17		—
	Allowances for credit losses		6		—
	Deposits		34,415		13,630
	Other liabilities		2		15
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)		1		—
	Financial assets at fair value through profit or loss		3,000		—
	Deposits		386		—
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		4		—
	Financial assets at fair value through profit or loss		5,000		—
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		2		—
	Deposits		944		—
	Financial assets at fair value through profit or loss		1,996		—
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		—
	Loans measured at amortized cost (gross amount)		301		—
	Allowances for credit losses		2		—
	Deposits		168		—
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		—
	Deposits		1,054		—
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		—
	Loans measured at amortized cost (gross amount)		6		—
	Deposits		2,938		—
FineKB Private Equity Fund No.1	Other assets		153		38
Paramark KB Fund No.1	Other liabilities		200		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2021		December 31, 2020
Neomio Corp. *	Deposits	~~W~~	—	~~W~~	535
December & Company Inc.	Deposits		1		1
	Insurance liabilities		10		—
KB Social Impact Investment Fund	Other assets		150		—
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		2,200		—
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss		1,000		—
	Deposits		354		—
Pin Therapeutics Inc.	Financial assets at fair value through profit or loss		3,000		—
Hibiscus Fund LP	Financial assets at fair value through profit or loss		4,731		—
	Other assets		251		—
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		353		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		7		—
SwatchOn Inc.	Financial assets at fair value through profit or loss		3,345		3,345
	Loans measured at amortized cost (gross amount)		73		59
	Provisions		—		1
	Deposits		686		3,947
	Other liabilities		—		40
Key management personnel	Loans measured at amortized cost (gross amount)		4,591		5,153
	Allowances for credit losses		2		2
	Other assets		4		5
	Deposits		16,996		17,167
	Provisions		1		—
	Insurance liabilities		2,471		2,501
	Other liabilities		345		371
Others
Retirement pension	Other assets		369		295
	Other liabilities		5,014		10,600

*	Excluded from the Group’s related party as of December 31, 2021, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	36	~~W~~	(36)	~~W~~	36
Incheon Bridge Co., Ltd.		171,758		7		(20,276)		151,489
KB Star Office Private Real Estate Master Fund No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		(409)		1,591
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		40,060		74		(60)		40,074
Food Factory Co., Ltd.		3,872		397		(53)		4,216
Paycoms Co., Ltd.		1,226		43		—		1,269
Big Dipper Co., Ltd.		4		17		(4)		17
RMGP Bio-Pharma Investment Fund, L.P.		4,250		1,173		—		5,423
RMGP Bio-Pharma Investment, L.P.		9		5		—		14
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,141		—		(51)		9,090
UPRISE, Inc.		750		1,000		(500)		1,250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,024		6		(24)		2,006
KB No.17 Special Purpose Acquisition Company		2,687		—		(1,386)		1,301
KB No.18 Special Purpose Acquisition Company		3,873		8		—		3,881
KB No.19 Special Purpose Acquisition Company		2,055		36		—		2,091
KB No.20 Special Purpose Acquisition Company		3,067		68		—		3,135
COSES GT Co., Ltd.		5,430		15		—		5,445
Bomapp Inc.		1,999		—		(1,980)		19
Channel Corporation		4,551		10,000		—		14,551
MitoImmune Therapeutics		5,000		2,000		—		7,000
Bioprotect Ltd.		3,264		293		—		3,557
Gomi corporation Inc.		509		4,233		(9)		4,733
Copin Communications, Inc.		1,500		3,301		—		4,801
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		—		—		2,000
Bluepointpartners Inc.		1,432		846		—		2,278
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		6,146		1,131		—		7,277
KB-MDI Centauri Fund LP		4,280		5,353		—		9,633
SwatchOn Inc.		3,404		73		(59)		3,418
OKXE Inc.		800		—		—		800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Loan		Collection		Ending
GENINUS Inc.	~~W~~	5,599	~~W~~	273	~~W~~	—	~~W~~	5,872
Checkmate Therapeutics Inc.		—		2,200		—		2,200
Mantisco Co., Ltd.		—		3,001		—		3,001
IMBiologics Corp.		—		5,004		—		5,004
Spark Biopharma Inc.		—		4,967		—		4,967
G1 Playground Co., Ltd.		—		1,000		—		1,000
Pin Therapeutics Inc.		—		3,000		—		3,000
Hibiscus Fund LP		—		4,731		—		4,731
SuperNGine Co., Ltd.		—		1,998		—		1,998
Desilo Inc.		—		3,469		—		3,469
RMG-KB BioAccess Fund L.P.		—		353		—		353
RMG-KB BP Management Ltd.		—		7		—		7
IGGYMOB Co., Ltd.		—		5,006		—		5,006
Turing Co., Ltd.		—		3,000		—		3,000
Key management personnel		5,153		3,421		(3,983)		4,591

(In millions of Korean won)	2020
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	43	~~W~~	36	~~W~~	(43)	~~W~~	36
Incheon Bridge Co., Ltd.		185,564		901		(14,707)		171,758
Carlife Co., Ltd.		—		22		(22)		—
KB Star Office Private Real Estate Master Fund No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		41,990		11,310		(13,240)		40,060
Food Factory Co., Ltd.		2,582		1,314		(24)		3,872
Acts Co., Ltd.		—		74		(74)		—
Paycoms Co., Ltd.		1,157		69		—		1,226
Big Dipper Co., Ltd.		11		4		(11)		4
A-PRO Co., Ltd.*		2,019		2,000		(4,019)		—
RMGP Bio-Pharma Investment Fund, L.P.		3,419		831		—		4,250
RMGP Bio-Pharma Investment, L.P.		8		1		—		9
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		7,504		1,637		—		9,141
UPRISE, Inc.		250		500		—		750
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,004		24		(4)		2,024
KB No.17 Special Purpose Acquisition Company		2,683		4		—		2,687
KB No.18 Special Purpose Acquisition Company		3,786		87		—		3,873

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Loan		Collection		Ending
KB No.19 Special Purpose Acquisition Company	~~W~~	2,043	~~W~~	12	~~W~~	—	~~W~~	2,055
KB No.20 Special Purpose Acquisition Company		1,499		1,568		—		3,067
COSES GT Co., Ltd.		2,930		2,500		—		5,430
CWhy Inc.		2,000		—		(2,000)		—
Bomapp Inc.		1,999		—		—		1,999
Channel Corporation		2,000		2,551		—		4,551
MitoImmune Therapeutics		5,000		—		—		5,000
Bioprotect Ltd.		—		3,264		—		3,264
Gomi corporation Inc.		—		509		—		509
Copin Communications, Inc.		—		1,500		—		1,500
Go2joy Co., Ltd.		—		1,200		—		1,200
ClavisTherapeutics, Inc.		—		2,000		—		2,000
S&E bio Co., Ltd.		—		2,000		—		2,000
Bluepointpartners Inc.		—		1,432		—		1,432
4N Inc.		—		200		—		200
Xenohelix Co., Ltd.		—		2,100		—		2,100
Contents First Inc.		—		6,146		—		6,146
KB-MDI Centauri Fund LP		—		4,280		—		4,280
SwatchOn Inc.		1,845		1,559		—		3,404
OKXE Inc.		—		800		—		800
GENINUS Inc.		—		5,599		—		5,599
BNF Corporation Ltd.*		3,659		1,000		(4,659)		—
Key management personnel		3,538		5,141		(3,526)		5,153

*	Excluded from the Group’s related party as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	19,982	~~W~~	—	~~W~~	(1,000)	~~W~~	(8,782)	~~W~~	10,200
Incheon Bridge Co., Ltd.		39,520		15,000		(20,000)		967		35,487
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		636		—		(479)		(140)		17
Skydigital Inc.		15		—		—		70		85
Jo Yang Industrial Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		3,093		3,840		(1,442)		795		6,286
KB-KDBC Pre-IPO New Technology Business Investment Fund		923		—		—		(19)		904
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,097		—		—		(6,573)		1,524
Neomio Corp.[2]		535		—		—		(535)		—
WJ Private Equity Fund No.1		349		—		—		(89)		260
KB Star Office Private Real Estate Master Fund No.1		4,255		—		(1,770)		93		2,578
SY Auto Capital Co., Ltd.		6		—		—		11		17
KB No.17 Special Purpose Acquisition Company		1,711		1,546		(1,525)		(45)		1,687
KB No.18 Special Purpose Acquisition Company		2,101		2,016		(2,063)		23		2,077
KB No.19 Special Purpose Acquisition Company		1,053		1,000		(1,000)		(40)		1,013
KB No.20 Special Purpose Acquisition Company		1,716		1,534		(1,522)		(47)		1,681
RAND Bio Science Co., Ltd.		693		—		(400)		150		443
Food Factory Co., Ltd.		1,555		507		(500)		(723)		839
Acts Co., Ltd.		18		—		—		136		154
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		1		—		—		(1)		—
Wyatt Corp.		1		—		—		—		1
Stratio, Inc.		13		—		—		(13)		—
UPRISE, Inc.		11		—		—		3,990		4,001
CellinCells Co., Ltd.		260		—		—		(222)		38
COSES GT Co., Ltd.		292		—		—		1,647		1,939
SwatchOn Inc.		3,947		200		(3,501)		40		686
Gomi corporation Inc.		37		—		—		3,151		3,188
S&E Bio Co., Ltd.		1,142		—		—		(879)		263
KB Pre IPO Secondary Venture Fund No.1		629		—		—		(526)		103
4N Inc.		76		—		—		(37)		39
Contents First Inc.		1,823		20,000		(11,000)		1,827		12,650

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others[1]		Ending
December & Company Inc.	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1
GENINUS Inc.		13,630		—		(5,000)		25,785		34,415
Mantisco Co., Ltd.		—		—		—		386		386
Spark Biopharma Inc.		—		1,000		(3,000)		8,015		6,015
G1 Playground Co., Ltd.		—		—		—		354		354
SuperNGine Co., Ltd.		—		—		—		944		944
Desilo Inc.		—		—		—		168		168
Turing Co., Ltd.		—		—		—		1,054		1,054
IGGYMOB Co., Ltd.		—		—		—		2,938		2,938
Key management personnel		17,167		16,574		(16,994)		249		16,996

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,966	~~W~~	1,000	~~W~~	—	~~W~~	1,016	~~W~~	19,982
Incheon Bridge Co., Ltd.		45,447		20,000		(21,260)		(4,667)		39,520
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		(117)		636
Computerlife Co., Ltd.		1		—		—		(1)		—
Skydigital Inc.		25		—		—		(10)		15
Jo Yang Industrial Co., Ltd.		2		—		—		—		2
Aju Good Technology Venture Fund		5,456		1,442		—		(3,805)		3,093
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,054		1,500		(6,500)		(1,131)		923
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		(5,021)		8,097
Neomio Corp.[2]		—		—		—		535		535
WJ Private Equity Fund No.1		—		—		—		349		349
KB Star Office Private Real Estate Master Fund No.1		8,293		2,117		(5,630)		(525)		4,255
SY Auto Capital Co., Ltd.		8		—		—		(2)		6
KB No.17 Special Purpose Acquisition Company		1,742		1,525		(1,500)		(56)		1,711
KB No.18 Special Purpose Acquisition Company		2,140		2,063		(2,100)		(2)		2,101
KB No.19 Special Purpose Acquisition Company		1,093		1,000		(1,000)		(40)		1,053
KB No.20 Special Purpose Acquisition Company		1,984		1,522		(1,500)		(290)		1,716
RAND Bio Science Co., Ltd.		4,452		2,250		(3,750)		(2,259)		693
Wise Asset Management Co., Ltd.		21		—		—		(21)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment	Others[1]		Ending
Food Factory Co., Ltd.	~~W~~	1,073	~~W~~	1,503	~~W~~ (1,003)	~~W~~	(18)	~~W~~	1,555
Acts Co., Ltd.		1		—	—		17		18
Paycoms Co., Ltd.		1		—	—		—		1
Big Dipper Co., Ltd.		6		—	—		(5)		1
A-PRO Co., Ltd.[2]		3,201		—	—		(3,201)		—
Wyatt Corp.		—		—	—		1		1
Stratio, Inc.		726		—	—		(713)		13
UPRISE, Inc.		—		—	—		11		11
CellinCells Co., Ltd.		1,545		—	—		(1,285)		260
COSES GT Co., Ltd.		—		—	—		292		292
SwatchOn Inc.		395		7,002	(3,801)		351		3,947
BNF Corporation Ltd.[2]		947		—	—		(947)		—
Gomi corporation Inc.		—		—	—		37		37
S&E bio Co., Ltd.		—		—	—		1,142		1,142
KB IGen Private Equity Fund No.1[2]		147		—	—		(147)		—
KB Pre IPO Secondary Venture Fund No.1		2,955		—	—		(2,326)		629
4N Inc.		—		—	—		76		76
Contents First Inc.		—		4,000	(3,000)		823		1,823
December & Company Inc.		—		—	—		1		1
GENINUS Inc.		—		—	—		13,630		13,630
Key management personnel		15,338		21,319	(20,410)		920		17,167

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	279	~~W~~	9,584	~~W~~	894	~~W~~	6,973
KB GwS Private Securities Investment Trust *		—		188,836		—		9,523
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		—		11,860		—		3,230
POSCO-KB Shipbuilding Fund		—		7,600		5,000		2,125
KB Pre IPO Secondary Venture Fund No.1		—		292		—		585
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		4,800		—		6,400
KB-SJ Tourism Venture Fund		500		—		1,500		—
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		5,085		1,125		16,965		—
KB-Solidus Global Healthcare Fund		—		3,120		10,920		4,940
KB-Stonebridge Secondary Private Equity Fund		13,258		11,578		9,093		—
WJ Private Equity Fund No.1		—		—		10,000		—
All Together Korea Fund No.2		—		—		100,000		90,127
KB Star Office Private Real Estate Master Fund No.1		—		1,246		—		1,273
KB SPROTT Renewable Private Equity Fund No.1		—		—		4,129		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		7,692		—		5,700		—
JR Global REIT *		—		65,025		219,493		3,639
KB Bio Private Equity No.3 Ltd.		10,000		—		—		—
K The 15th REIT Co., Ltd. *		8,600		8,600		—		—
IGIS No.371 Professional Investors’ Real Estate Investment Company *		—		—		10,000		10,000
Koreit Tower Real Estate Investment Trust Company *		—		—		30,000		30,000
Project Vanilla Co., Ltd.		—		—		2,450		—
December & Company Inc.		—		—		30,000		—
KB Social Impact Investment Fund		1,500		—		1,500		—
2020 KB Fintech Renaissance Fund		—		—		550		—
KB Material and Parts No.1 PEF		—		—		3,400		—
KB Private Equity Fund No.3 *		—		—		—		8,000
KB-TS Technology Venture Private Equity Fund		3,080		5,376		2,240		5,488
Keystone-Hyundai Securities No.1 Private Equity Fund *		—		1,925		—		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		10,000		10,800		8,000		3,200
Aju Good Technology Venture Fund		—		4,769		—		2,885
G payment Joint Stock Company		9,029		—		—		—
498 Seventh Owners LLC		166,851		—		—		—
KB-KTB Technology Venture Fund		5,600		—		—		—
KB-SOLIDUS Healthcare Investment Fund		1,800		—		—		—
Paramark KB Fund No.1		2,040		—		—		—
FineKB Private Equity Fund No.1		8,375		—		—		—

*	Excluded from the Group’s related party as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.6 Unused commitments provided to related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		December 31, 2021		December 31, 2020
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,433
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		565		564
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		93		98
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	Commitments on loss absorption priority		10,000		14,980
SY Auto Capital Co., Ltd.	Unused lines of credit for credit card		98		90
Food Factory Co., Ltd.	Loan commitments in Korean won		—		388
	Unused lines of credit for credit card		82		73
KB No.17 Special Purpose Acquisition Company	Unused lines of credit for credit card		—		441
KB No.18 Special Purpose Acquisition Company	Unused lines of credit for credit card		15		15
KB No.19 Special Purpose Acquisition Company	Unused lines of credit for credit card		1		—
CellinCells Co., Ltd.	Unused lines of credit for credit card		18		—
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		43		96
SwatchOn Inc.	Unused lines of credit for credit card		127		7
Gomi corporation Inc.	Unused lines of credit for credit card		2		—
COSES GT Co., Ltd.	Unused lines of credit for credit card		15		—
GENINUS Inc.	Unused lines of credit for credit card		43		—
Spark Biopharma Inc.	Unused lines of credit for credit card		33		—
Mantisco Co., Ltd.	Unused lines of credit for credit card		29		—
IMBiologics Corp.	Unused lines of credit for credit card		18		—
SuperNGine Co., Ltd.	Unused lines of credit for credit card		18		—
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		14		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.6 Unused commitments provided to related parties as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		December 31, 2021		December 31, 2020
KB Pre IPO Secondary Venture Fund No.1	Commitments on loss absorption priority	~~W~~	1,671	~~W~~	1,671
KB-TS Technology Venture Private Equity Fund	Purchase of securities		616		3,696
KB-SJ Tourism Venture Fund	Purchase of securities		—		500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities		—		10,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		18,704		18,704
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		5,579		18,837
KB Social Impact Investment Fund	Purchase of securities		—		1,500
KB-UTC Inno-Tech Venture Fund	Purchase of securities		—		5,085
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		16,608		24,300
All Together Korea Fund No.2	Purchase of securities		—		990,000
KB-KTB Technology Venture Fund	Purchase of securities		22,400		—
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		88,200		—
KB Co-Investment Private Equity Fund No.1	Purchase of securities		20,000		—
FineKB Private Equity Fund No.1	Purchase of securities		16,625		25,000
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		—
Paramark KB Fund No.1	Purchase of securities		27,960		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	5,169,932	USD	7,796,423
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	12,615	USD	17,132
KB-MDI Centauri Fund LP	Purchase of securities	USD	6,622,923	USD	13,537,500
Hibiscus Fund LP	Purchase of securities	MYR	33,333,333		—
RMG-KB BP Management Ltd.	Purchase of securities	USD	616,170		—
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	29,702,324		—
Key management personnel	Loan commitments in Korean won		2,018		1,760

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

43.7 Details of compensation to key management personnel for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	8,152	~~W~~	966	~~W~~	11,655	~~W~~	20,773
Registered directors (non-executive)		1,061		—		—		1,061
Non-registered directors		12,820		466		14,424		27,710

	~~W~~	22,033	~~W~~	1,432	~~W~~	26,079	~~W~~	49,544

(In millions of Korean won)	2020
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	8,111	~~W~~	672	~~W~~	6,369	~~W~~	15,152
Registered directors (non-executive)		1,133		—		—		1,133
Non-registered directors		10,782		396		6,934		18,112

	~~W~~	20,026	~~W~~	1,068	~~W~~	13,303	~~W~~	34,397

43.8 Details of collateral provided by related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Assets held as collateral	December 31, 2021		December 31, 2020
Associates
KB Star Office Private Real Estate Master Fund No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management personnel	Time deposits and others		745		213
	Real estate		5,176		4,356

As of December 31, 2021, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

44. Events after the reporting period

3,455,426 treasury shares were retired on February 14, 2022 in accordance with the resolution of the board of directors on February 8, 2022.

45. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2021, was approved by the board of directors on March 16, 2022.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinion

We have audited the separate financial statements of KB Financial Group Inc. (“the Company”), which comprise the separate statements of financial position as of December 31, 2021 and 2020, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2021 and 2020, and its separate financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2021 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 17, 2022 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

As a matter that does not affect our audit opinion, we draw attention to the following matter.

As described in note 30.2.b) to the separate financial statements, the proliferation of COVID-19 has had a negative influence on the global economy, which may have a greater impact on expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Company.

Key Audit Matters

We have determined that there are no key audit matters to communicate in our report.

1

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

2

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Young-Min Kwon.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 17, 2022

This report is effective as of March 17, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

3

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2021 and 2020

(In millions of Korean won)	Notes	December 31, 2021		December 31, 2020
Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	608,076	~~W~~	23,084
Financial assets at fair value through profit or loss	4,5,7		440,760		474,262
Loans measured at amortized cost	4,5,8		249,128		179,542
Investments in subsidiaries	9		26,741,438		26,519,880
Property and equipment	10		4,444		7,730
Intangible assets	11		16,673		13,267
Net defined benefit assets	17		221		—
Deferred income tax assets	13		5,583		3,189
Other assets	4,5,14		805,056		887,537

Total assets		~~W~~	28,871,379	~~W~~	28,108,491

Liabilities
Borrowings	4,5,15	~~W~~	—	~~W~~	100,000
Debentures	4,5,16		5,552,791		6,128,043
Net defined benefit liabilities	17		—		59
Current income tax liabilities			570,519		716,473
Other liabilities	4,5,18		235,095		178,296

Total liabilities			6,358,405		7,122,871

Equity	19
Share capital			2,090,558		2,090,558
Hybrid securities			2,837,981		1,695,778
Capital surplus			14,754,747		14,754,747
Accumulated other comprehensive income			(8,330)		(8,032)
Retained earnings			3,974,206		3,588,757
Treasury shares			(1,136,188)		(1,136,188)

Total equity			22,512,974		20,985,620

Total liabilities and equity		~~W~~	28,871,379	~~W~~	28,108,491

The above separate statements of financial position should be read in conjunction with the accompanying notes.

4

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(In millions of Korean won, except per share amounts)	Notes	2021		2020
Interest income		~~W~~	9,392	~~W~~	8,044
Interest income from financial instruments at amortized cost			6,548		3,788
Interest income from financial instruments at fair value through profit or loss			2,844		4,256
Interest expense			(120,469)		(132,437)

Net interest expense	21		(111,077)		(124,393)

Fee and commission income			975		841
Fee and commission expense			(9,132)		(9,179)

Net fee and commission expense	22		(8,157)		(8,338)

Net gains on financial instruments at fair value through profit or loss	23		20,250		12,663

Net other operating income	24		1,620,238		1,571,239

General and administrative expenses	25		(85,417)		(71,854)

Operating income before provision for credit losses			1,435,837		1,379,317
Provision for credit losses			(417)		(465)

Net operating income			1,435,420		1,378,852
Net non-operating income	26		1,165		514

Profit before income tax benefit			1,436,585		1,379,366
Income tax benefit	27		2,281		49

Profit for the year			1,438,866		1,379,415

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(298)		(368)

Other comprehensive loss for the year, net of tax			(298)		(368)

Total comprehensive income for the year		~~W~~	1,438,568	~~W~~	1,379,047

Earnings per share	28
Basic earnings per share		~~W~~	3,509	~~W~~	3,482
Diluted earnings per share			3,436		3,438

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

5

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

							Accumulated
							other
(In millions of Korean won)	Share		Hybrid		Capital		comprehensive		Retained		Treasury		Total
	capital		securities		surplus		income		earnings		shares		equity
Balance as of January 1, 2020	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

Comprehensive income for the year
Profit for the year		—		—		—		—		1,379,415		—		1,379,415
Remeasurements of net defined benefit liabilities		—		—		—		(368)		—		—		(368)

Total comprehensive income for the year		—		—		—		(368)		1,379,415		—		1,379,047

Transactions with shareholders
Annual dividends		—		—		—		—		(861,092)		—		(861,092)
Consideration for exchaneable rights		—		—		11,933		—		—		—		11,933
Issuance of hybrid securities		—		1,296,693		—		—		—		—		1,296,693
Dividends on hybrid securities		—		—		—		—		(22,860)		—		(22,860)

Total transactions with shareholders		—		1,296,693		11,933		—		(883,952)		—		424,674

Balance as of December 31, 2020	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

Comprehensive income for the year
Profit for the year		—		—		—		—		1,438,866		—		1,438,866
Remeasurements of net defined benefit liabilities		—		—		—		(298)		—		—		(298)

Total comprehensive income for the year		—		—		—		(298)		1,438,866		—		1,438,568

Transactions with shareholders
Annual dividends		—		—		—		—		(689,653)		—		(689,653)
Quarterly dividends		—		—		—		—		(292,226)		—		(292,226)
Issuance of hybrid securities		—		1,142,203		—		—		—		—		1,142,203
Dividends on hybrid securities		—		—		—		—		(71,538)		—		(71,538)

Total transactions with shareholders		—		1,142,203		—		—		(1,053,417)		—		88,786

Balance as of December 31, 2021	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

6

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(In millions of Korean won)	Notes	2021		2020
Cash flows from operating activities
Profit for the year		~~W~~	1,438,866	~~W~~	1,379,415

Adjustment for non-cash items
Depreciation and amortization expense			6,506		4,357
Provision for credit losses			417		465
Share-based payments			9,230		4,034
Net interest expense			4,379		3,705
Valuation losses (gains) on financial assets at fair value through profit or loss			(355)		2,606
Gains on foreign currency transactions			—		(117)
Net other income			(1,668)		(1,162)

			18,509		13,888

Changes in operating assets and liabilities
Due from financial institutions			(90,000)		—
Deferred income tax assets			(2,281)		4,477
Other assets			4,822		(4,631)
Other liabilities			(23,835)		(3,804)

			(111,294)		(3,958)

Net cash inflow from operating activities			1,346,081		1,389,345

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(3,061,906)		(4,872,350)
Disposal of financial assets at fair value through profit of loss			3,096,540		4,809,391
Acquisition of subsidiaries			(219,268)		(2,347,543)
Increase in loans measured at amortized cost			(70,000)		(60,000)
Acquisition of property and equipment			(661)		(5,370)
Disposal of property and equipment			194		—
Acquisition of intangible assets			(3,603)		(2,321)
Disposal of intangible assets			3,482		—
Net increase in guarantee deposits paid			(2,358)		(12,678)
Other investing activities			(1,165)		(3,149)

Net cash outflow from investing activities			(258,745)		(2,494,020)

Cash flows from financing activities
Increase in borrowings			—		440,000
Decrease in borrowings			(100,000)		(340,000)
Increase in debentures			389,405		1,537,091
Decrease in debentures			(970,000)		(940,000)
Dividends paid to shareholders			(981,879)		(861,092)
Redemption of principal elements of lease payments			(535)		(610)
Issuance of hybrid securities			1,142,203		1,296,693
Dividends paid on hybrid securities			(71,538)		(22,860)

Net cash inflow (outflow) from financing activities			(592,344)		1,109,222

Net increase in cash and cash equivalents			494,992		4,547
Cash and cash equivalents at the beginning of the year	29		23,081		18,534

Cash and cash equivalents at the end of the year	29	~~W~~	518,073	~~W~~	23,081

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

7

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of December 31, 2021, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Company acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

8

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.1.1 The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS No.1116 Leases – Practical Expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. These amendments do not have a significant impact on the financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts, and Korean IFRS No.1116 Leases – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the financial statements.

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Company.

•	Amendments to Korean IFRS No.1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual reporting periods beginning on or after April 1, 2021, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

9

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Company. (cont’d)

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

10

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Company. (cont’d)

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Company’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Company is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Company’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

11

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.1 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

12

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Recognition and Measurement of Financial Instruments

3.1.1 Initial recognition

The Company recognizes a financial asset or a financial liability in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Company classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.1.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.1.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.1.2.2 Fair value

The Company uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

13

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.1.2.2 Fair value (cont’d)

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Company uses valuation models that are commonly used by market participants and customized for the Company to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Company uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level	1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date

Level	2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level	3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk, and others.

The Company uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

14

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.1.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.1.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all the risks and rewards of ownership of the financial asset, or the Company neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Company has not retained control. Therefore, if the Company does not transfer substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Company transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Company writes off a financial asset when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Company considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Company can collect the written-off loans continuously according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.1.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.1.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Company and all of the counterparties.

3.2 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.3 Non-derivative Financial Assets

3.3.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Company may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.3.2 Financial assets at fair value through other comprehensive income

The Company classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

3.3.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.4 Expected Credit Losses of Financial Assets (Debt Instruments)

The Company recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Company measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets, and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Company measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Company assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. If the contractual cash flows of a financial asset have been renegotiated or modified, the Company assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Under simplified approach, the Company always measures loss allowances at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as loss allowances at the end of the reporting period. In assessing credit impairment, the Company uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Company generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Debt restructuring, etc.

17

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.4.1 Forward-looking information

The Company uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Company assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Rate of change of construction investment	(-)
Rate of change of housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Company for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Company determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

3.4.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Company estimates expected future cash flows for financial assets that are individually significant. The Company selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.4.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Company uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

18

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.4.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Company applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.4.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Company measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.5 Revenue Recognition

The Company recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.5.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt securities), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Company estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

19

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.5.1 Interest income and expense (cont’d)

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.5.2 Fee and commission income

The Company recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.5.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.5.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Company recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.5.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Company satisfies a performance obligation.

3.5.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.5.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

20

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.6 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted at cost method in accordance with Korean IFRS No.1027. The Company determines at each reporting period whether there is any objective evidence that the investments in the subsidiaries and associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries or associates and its carrying value.

3.7 Property and Equipment

3.7.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.7.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

21

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.8 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership rights, are amortized using the straight-line method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Software	Straight-line	4 years
Others	Straight-line	4 ~ 19 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Company carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

3.9 Impairment of Non-financial Assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.10 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

22

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.11 Equity Instrument Issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.11.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.11.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Company classifies hybrid securities as an equity if the Company has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments.

3.12 Employee Compensation and Benefits

3.12.1 Post-employment benefits

3.12.1.1 Defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.12.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.12.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Company has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.12.3 Share-based payment

The Company provides stock grants program to executives and employees of the Company and its subsidiaries. When stock grants are exercised, the Company can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Company determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash.

Therefore, the Company measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.12.4 Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

24

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.13 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.13.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.13.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities if, and only if the Company has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

25

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.13.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Company recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.14 Earnings per Share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss for the period and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Parent Company and weighted average number of shares outstanding, taking into account all potential dilution effects, such as exchangeable bonds and share-based payments given to employees.

3.15 Lease

The Company as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

26

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.15 Lease (cont’d)

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Company can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under $ 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Company applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

27

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, and reputation risk are recognized as significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Company considers default risk of individual borrowers.

28

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Due from financial institutions	~~W~~	608,076	~~W~~	23,084
Loans measured at amortized cost *		249,128		179,542
Loans measured at fair value through profit or loss		51,154		85,367
Other financial assets *		36,078		33,053

	~~W~~	944,436	~~W~~	321,046

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial asset at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

Credit qualities of loans measured at amortized cost as of December 31, 2021 and 2020, are classified as follows:

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000

29

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.4 Credit risk of loans (cont’d)

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180,000

*	Before netting of allowance

Credit qualities of loans graded according to the probability of default as December 31, 2021 and 2020, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	608,076	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	608,076
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	608,076	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	608,076

30

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.5 Credit risk of due from financial institutions (cont’d)

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	23,084	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,084
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	23,084	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,084

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of loans by country as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Corporate loans *		%	Allowances		Carrying amount
Korea	~~W~~	301,154	100.00	~~W~~	(872)	~~W~~	300,282

(In millions of Korean won)	December 31, 2020
	Corporate loans *		%	Allowances		Carrying amount
Korea	~~W~~	265,367	100.00	~~W~~	(458)	~~W~~	264,909

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of corporate loans by industry as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	301,154	100.00	~~W~~	(872)	~~W~~	300,282

(In millions of Korean won)	December 31, 2020
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	265,367	100.00	~~W~~	(458)	~~W~~	264,909

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

31

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.6.3 Classifications of due from financial institutions by industry as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	608,076	100.00	~~W~~	—	~~W~~	608,076

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	23,084	100.00	~~W~~	—	~~W~~	23,084

4.2.6.4 Classifications of due from financial institutions by country as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	608,076	100.00	~~W~~	—	~~W~~	608,076

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	23,084	100.00	~~W~~	—	~~W~~	23,084

32

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	5,723	~~W~~	281,461	~~W~~	910,178	~~W~~	3,398,017	~~W~~	1,403,061	~~W~~	5,998,440
Lease liabilities		—		40		63		263		333		—		699
Other financial liabilities		—		1,491		—		—		—		—		1,491

	~~W~~	—	~~W~~	7,254	~~W~~	281,524	~~W~~	910,441	~~W~~	3,398,350	~~W~~	1,403,061	~~W~~	6,000,630

(In millions of Korean won)	December 31, 2020
	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000
Debentures		—		86,182		224,662		772,339		3,789,311		1,795,876		6,668,370
Lease liabilities		—		48		54		222		208		—		532
Other financial liabilities		—		2,712		—		—		—		—		2,712

	~~W~~	—	~~W~~	88,942	~~W~~	324,716	~~W~~	772,561	~~W~~	3,789,519	~~W~~	1,795,876	~~W~~	6,771,614

33

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. In addition to the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure, the Company applies the IRRBB methodology to measure and manage interest rate risk in a historical-simulation method including interest rate volatility during the past financial crisis (FY2008-FY2009).

(c) Changes in Economic Value of Equity (“ΔEVE”) and Changes in Net Interest Income (“ΔNII”)

ΔEVE means changes in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc. when interest rate changes, and ΔNII means changes in net interest income. The Company calculates ΔEVE by applying following six interest rate shock and stress scenarios, and ΔNII by applying parallel shock up and parallel shock down scenarios. The interest rate risk for the interest rate shock and stress scenario is calculated only when the risk for each scenario is a loss.

•	Scenario 1 : Parallel shock up

•	Scenario 2 : Parallel shock down

•	Scenario 3 : Steepener shock (short rates down and long rates up)

•	Scenario 4 : Flattener shock (short rates up and long rates down)

•	Scenario 5 : Short rates shock up

•	Scenario 6 : Short rates shock down

34

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.4.3.1 Interest rate risk (cont’d)

ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
ΔEVE	~~W~~	733,729	~~W~~	549,940
ΔNII		1,530		10,734

4.5 Capital Management

The Company as a financial holding company under the Financial Holding Companies Act, complies with the consolidated capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 8.0%, Tier 1 Capital ratio of 9.5%, and Total Capital ratio of 11.5%) as of December 31, 2021.

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Financial Holding Companies as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Financial Holding Companies, and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Financial Holding Companies and uses them to calculate capital adequacy ratio.

The Group evaluates and manages capital adequacy through separate internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the Group’s insolvency from future unexpected losses. The Group operates a system to measure, allocate and manage internal capital to major subsidiaries by risk type.

35

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.5 Capital Management (cont’d)

The Risk Management Committee of the Company determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Company’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Total Capital:	~~W~~	45,882,765	~~W~~	40,080,136
Tier 1 Capital		42,305,442		36,895,778
Common Equity Tier 1 Capital		39,144,259		34,886,283
Additional Tier 1 Capital		3,161,183		2,009,495
Tier 2 Capital		3,577,323		3,184,358
Risk-Weighted Assets:		290,913,570		262,349,242
Total Capital ratio (%):		15.77		15.28
Tier 1 Capital ratio (%)		14.54		14.06
Common Equity Tier 1 Capital ratio (%)		13.46		13.30

36

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	389,606	~~W~~	389,606
Loans		51,154		51,154
Financial assets at amortized cost
Due from financial institutions		608,076		608,076
Loans		249,128		249,128
Other financial assets		36,078		36,078

	~~W~~	1,334,042		1,334,042

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	5,552,791	~~W~~	5,509,648
Other financial liabilities		13,913		13,913

	~~W~~	5,566,704	~~W~~	5,523,561

(In millions of Korean won)	December 31, 2020
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	388,895	~~W~~	388,895
Loans		85,367		85,367
Financial assets at amortized cost
Due from financial institutions		23,084		23,084
Loans		179,542		179,542
Other financial assets		33,053		33,053

	~~W~~	709,941	~~W~~	709,941

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	100,000	~~W~~	100,000
Debentures		6,128,043		6,258,394
Other financial liabilities		16,444		16,444

	~~W~~	6,244,487	~~W~~	6,374,838

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

37

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans measured at amortized cost	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

38

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1 : The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 : The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 : The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	389,606	~~W~~	389,606
Loans		—		51,154		—		51,154

	~~W~~	—	~~W~~	51,154	~~W~~	389,606	~~W~~	440,760

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	388,895	~~W~~	388,895
Loans		—		85,367		—		85,367

	~~W~~	—	~~W~~	85,367	~~W~~	388,895	~~W~~	474,262

39

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	51,154	DCF model	Interest rate, Discount rate, etc.

	December 31, 2020
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	85,367	DCF model	Interest rate, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	608,076	~~W~~	—	~~W~~	608,076
Loans measured at amortized cost [2]		—		—		249,128		249,128
Other financial assets [3]		—		—		36,078		36,078

	~~W~~	—	~~W~~	608,076	~~W~~	285,206	~~W~~	893,282

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,509,648	~~W~~	—	~~W~~	5,509,648
Other financial liabilities [3]		—		—		13,913		13,913

	~~W~~	—	~~W~~	5,509,648	~~W~~	13,913	~~W~~	5,523,561

40

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

	December 31, 2020
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	23,084	~~W~~	—	~~W~~	23,084
Loans measured at amortized cost [2]		—		—		179,542		179,542
Other financial assets [3]		—		—		33,053		33,053

	~~W~~	—	~~W~~	23,084	~~W~~	212,595	~~W~~	235,679

Financial liabilities
Borrowings [4]	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		—		6,258,394		—		6,258,394
Other financial liabilities [3]		—		—		16,444		16,444

	~~W~~	—	~~W~~	6,358,394	~~W~~	16,444	~~W~~	6,374,838

[1]	Because due from financial institutions classified as level 2 are deposits on demand and with remaining maturities of less than one year, carrying amounts are reasonable approximations of fair values.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as Level 2, carrying amounts are reasonable approximations of fair values.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	December 31, 2021		December 31, 2020
Financial liabilities
Debentures	~~W~~	5,509,648	~~W~~	6,258,394	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

41

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	388,895	~~W~~	291,501
Total gains or losses:
- Profit or loss		711		(2,606)
- Other comprehensive income		—		—
Purchases		—		100,000
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	389,606	~~W~~	388,895

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021						2020
	Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) included in profit or loss for the period	~~W~~	711	~~W~~	—	~~W~~	—	~~W~~	(2,606)	~~W~~	—	~~W~~	—
Total gains (losses) for the period included in profit or loss for financial instruments held at the end of the reporting period		711		—		—		(2,606)		—		—

42

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	389,606	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate Volatility of interest rate	2.30 ~ 5.05 0.46	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	388,895	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate Volatility of interest rate	2.07 ~ 4.69 0.47	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

43

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	8,316	~~W~~	(8,072)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (2.30% ~ 5.05%) by 1%, which are principal unobservable input parameters.

	December 31, 2020
(In millions of Korean won)	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	3,136	~~W~~	(3,031)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (2.07% ~ 4.69%) by 1%, which are principal unobservable input parameters.

44

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 0.40	~~W~~	518,076	~~W~~	23,084
		KB Savings Bank Co., Ltd.	1.30 ~ 1.40		90,000		—

				~~W~~	608,076	~~W~~	23,084

6.2 Details of a maturity analysis of due from financial institutions other than restricted due from financial institutions, as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	518,073	~~W~~	90,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	608,073

(In millions of Korean won)	December 31, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	23,081	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,081

6.3 Details of restricted due from financial institution as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Financial Institution	December 31, 2021		December 31, 2020		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

45

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	389,606	~~W~~	388,895
Loans		51,154		85,367

	~~W~~	440,760	~~W~~	474,262

8. Loans Measured at Amortized Cost

8.1 Details of loans measured at amortized cost as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	250,000	~~W~~	180,000
Less: Allowances for loan losses		(872)		(458)

	~~W~~	249,128	~~W~~	179,542

8.2 Details of loan types and customer types of loans to customers other than banks, as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	250,000	~~W~~	—	~~W~~	250,000
Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		(872)		—		(872)

	~~W~~	—	~~W~~	249,128	~~W~~	—	~~W~~	249,128

(In millions of Korean won)	December 31, 2020
	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	180,000	~~W~~	—	~~W~~	180,000
Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		(458)		—		(458)

	~~W~~	—	~~W~~	179,542	~~W~~	—	~~W~~	179,542

46

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of December 31, 2021, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea
Prudential Life Insurance Company of Korea Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

9.2 Details of investments in subsidiaries as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won, except for shares)	As of December 31, 2021		Carrying amount
Name of subsidiaries	Number of issued shares	Ownership (%)	December 31, 2021		December 31, 2020
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
Prudential Life Insurance Company of Korea Ltd.	15,000,000	100.00		2,310,054		2,310,054
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.[1]	32,175,147	100.00		873,811		673,811
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.[2]	8,001,912	100.00		176,813		157,544
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd.[3]	1,252,400	100.00		23,620		21,331

			~~W~~	26,741,438	~~W~~	26,519,880

[1]	Carrying amount has increased by ~~W~~ 200,000 million due to the capital increase of KB Capital Co., Ltd. for the year ended December 31, 2021.
[2]

Difference between par value (~~W~~ 70,000 million) and fair value (~~W~~ 50,731 million) of subordinated bond issued by KB Savings Bank Co., Ltd. was accounted for as investments in subsidiaries for the year ended December 31, 2021.

[3]	Reversal of impairment losses of KB Credit Information Co., Ltd. amounting to ~~W~~ 2,289 million was recognized for the year ended December 31, 2021.

47

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

9.3 Changes in accumulated impairment losses of investments in subsidiaries for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Impairment		Reversal		Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(54,031)	~~W~~	—	~~W~~	2,289	~~W~~	(51,742)

(In millions of Korean won)	2020
	Beginning		Impairment		Reversal		Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(51,742)	~~W~~	(2,289)	~~W~~	—	~~W~~	(54,031)

10. Property and Equipment

10.1 Details of property and equipment as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	6,856	~~W~~	(5,095)	~~W~~	—	~~W~~	1,761
Equipment and others		7,079		(5,341)		—		1,738
Right-of-use assets (buildings)		1,684		(1,155)		—		529
Right-of-use assets (vehicles)		1,616		(1,239)		—		377
Right-of-use assets (others)		143		(104)		—		39

	~~W~~	17,378	~~W~~	(12,934)	~~W~~	—	~~W~~	4,444

	December 31, 2020
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	6,882	~~W~~	(3,475)	~~W~~	—	~~W~~	3,407
Equipment and others		7,425		(4,239)		—		3,186
Right-of-use assets (buildings)		1,657		(888)		—		769
Right-of-use assets (vehicles)		1,192		(870)		—		322
Right-of-use assets (others)		91		(45)		—		46

	~~W~~	17,247	~~W~~	(9,517)	~~W~~	—	~~W~~	7,730

48

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

10.2 Changes in property and equipment for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	3,407	~~W~~	244	~~W~~	—	~~W~~	(1,890)	~~W~~	1,761
Equipment and others		3,186		417		(204)		(1,661)		1,738
Right-of-use assets (buildings)		769		152		—		(392)		529
Right-of-use assets (vehicles)		322		731		(53)		(623)		377
Right-of-use assets (others)		46		52		—		(59)		39

	~~W~~	7,730	~~W~~	1,596	~~W~~	(257)	~~W~~	(4,625)	~~W~~	4,444

(In millions of Korean won)	2020
	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	1,810	~~W~~	2,762	~~W~~	—	~~W~~	(1,165)	~~W~~	3,407
Equipment and others		1,872		2,607		—		(1,293)		3,186
Right-of-use assets (buildings)		193		984		(6)		(402)		769
Right-of-use assets (vehicles)		280		410		(27)		(341)		322
Right-of-use assets (others)		15		55		—		(24)		46

	~~W~~	4,170	~~W~~	6,818	~~W~~	(33)	~~W~~	(3,225)	~~W~~	7,730

11. Intangible Assets

11.1 Details of intangible assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	5,716	~~W~~	(4,395)	~~W~~	—	~~W~~	1,321
Membership rights		10,744		—		(792)		9,952
Other intangible assets		10,925		(5,525)		—		5,400

	~~W~~	27,385	~~W~~	(9,920)	~~W~~	(792)	~~W~~	16,673

(In millions of Korean won)	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	6,214	~~W~~	(3,730)	~~W~~	—	~~W~~	2,484
Membership rights		9,765		—		(800)		8,965
Other intangible assets		6,407		(4,589)		—		1,818

	~~W~~	22,386	~~W~~	(8,319)	~~W~~	(800)	~~W~~	13,267

49

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

11.2 Changes in intangible assets for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Acquisition		Disposal		Amortization		Reversal of impairment*		Ending
Software	~~W~~	2,484	~~W~~	482	~~W~~	(814)	~~W~~	(831)	~~W~~	—	~~W~~	1,321
Membership rights		8,965		979		—		—		8		9,952
Other intangible assets		1,818		5,842		(1,210)		(1,050)		—		5,400

	~~W~~	13,267	~~W~~	7,303	~~W~~	(2,024)	~~W~~	(1,881)	~~W~~	8	~~W~~	16,673

(In millions of Korean won)	2020
	Beginning		Acquisition		Disposal		Amortization		Impairment*		Ending
Software	~~W~~	1,748	~~W~~	1,365	~~W~~	—	~~W~~	(629)	~~W~~	—	~~W~~	2,484
Membership rights		7,979		—		—		—		986		8,965
Other intangible assets		1,365		956		—		(503)		—		1,818

	~~W~~	11,092	~~W~~	2,321	~~W~~	—	~~W~~	(1,132)	~~W~~	986	~~W~~	13,267

*

Impairment losses for membership rights of other intangible assets with indefinite useful life are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

11.3 Changes in accumulated impairment losses of intangible assets for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Impairment	Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(800)	~~W~~ (3)	~~W~~	11	~~W~~	—	~~W~~	(792)

(In millions of Korean won)	2020
	Beginning		Impairment		Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(1,786)	~~W~~	—	~~W~~	986	~~W~~	—	~~W~~	(800)

50

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

12. Lease

12.1 Amounts Recognized in the Statements of Financial Position

Amounts recognized in the statements of financial position related to lease as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Right-of-use property and equipment:[1]
Real estate	~~W~~	529	~~W~~	769
Vehicles		377		322
Others		39		46

	~~W~~	945	~~W~~	1,137

Lease liabilities[2]	~~W~~	689	~~W~~	523

[1]	Included in property and equipment.
[2]	Included in other liabilities.

12.2 Amounts Recognized in the Statements of Comprehensive Income

Amounts recognized in the statements of comprehensive income related to lease for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Depreciation and amortization of right-of-use assets:
Real estate	~~W~~	392	~~W~~	402
Vehicles		623		341
Others		59		24

	~~W~~	1,074	~~W~~	767

Interest expenses on the lease liabilities	~~W~~	12	~~W~~	11
Expense relating to short-term lease		27		19
Expense relating to lease of low-value assets that are not short-term lease		2		3

12.3 Total cash outflows for lease for the years ended December 31, 2021 and 2020 are ~~W~~ 565 million and ~~W~~ 631 million, respectively.

51

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

13. Deferred Income Tax Assets and Liabilities

13.1 Details of deferred income tax assets and liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,486	~~W~~	—	~~W~~	4,486
Membership rights		218		—		218
Defined benefit obligation		3,189		—		3,189
Plan assets		—		(3,189)		(3,189)
Short-term employee benefits		808		—		808
Losses on valuation of financial assets at fair value through profit or loss		2,858		—		2,858
Others		761		(3,548)		(2,787)

		12,320		(6,737)		5,583

Offsetting of deferred tax assets and liabilities		(6,737)		6,737		—

	~~W~~	5,583	~~W~~	—	~~W~~	5,583

(In millions of Korean won)	December 31, 2020
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	3,171	~~W~~	—	~~W~~	3,171
Membership rights		220		—		220
Defined benefit obligation		3,214		—		3,214
Plan assets		—		(3,214)		(3,214)
Short-term employee benefits		746		—		746
Losses on valuation of financial assets at fair value through profit or loss		3,054		—		3,054
Others		497		(4,499)		(4,002)

		10,902		(7,713)		3,189

Offsetting of deferred tax assets and liabilities		(7,713)		7,713		—

	~~W~~	3,189	~~W~~	—	~~W~~	3,189

13.2 Unrecognized Deferred Income Tax Assets

No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 2,896,164 million and ~~W~~ 51,742 million associated with investments in subsidiaries and impairment losses on investments in subsidiaries, respectively, as of December 31, 2021, due to the uncertainty that these temporary differences will be realized in the future. And no deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 18,490 million associated subordinated bond as of December 31, 2021, as they affect neither accounting profit nor taxable profit (tax loss) at the time of the transaction.

13.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 2,415,073 million associated with investments in subsidiaries as of December 31, 2021, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

52

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

13.4 Changes in cumulative temporary differences for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Decrease	Increase	Ending
Deductible temporary differences
Share-based payments	~~W~~	11,531	4,447	9,230	~~W~~	16,314
Membership rights		800	11	3		792
Investments in subsidiaries		2,896,164	—	—		2,896,164
Defined benefit obligation		11,686	2,805	2,714		11,595
Short-term employee benefits		2,713	2,713	2,937		2,937
Impairment losses of investments in subsidiaries		54,031	2,289	—		51,742
Losses on valuation of financial assets at fair value through profit or loss		11,105	711	—		10,394
Others		1,809	1,642	21,092		21,259

		2,989,839	14,618	35,976		3,011,197

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164				2,896,164
Impairment losses of investments in subsidiaries		54,031				51,742
Others		—				18,490

		39,644				44,801

Tax rate (%)		27.5				27.5

Total deferred income tax assets		10,902				12,320

Taxable temporary differences
Investments in subsidiaries		(2,395,805)	—	(19,268)		(2,415,073)
Plan assets		(11,686)	(2,805)	(2,714)		(11,595)
Others		(16,361)	(4,642)	(1,183)		(12,902)

		(2,423,852)	(7,447)	(23,165)		(2,439,570)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)				(2,415,073)

		(28,047)				(24,497)

Tax rate (%)		27.5				27.5

Total deferred income tax liabilities	~~W~~	(7,713)			~~W~~	(6,737)

53

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

13.4 Changes in cumulative temporary differences for the years ended December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	11,856	~~W~~	4,359	~~W~~	4,034	~~W~~	11,531
Membership rights		1,786		986		—		800
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		10,504		1,706		2,888		11,686
Short-term employee benefits		4,338		4,338		2,713		2,713
Tax loss carryforwards		66,162		66,162		—		—
Impairment losses of investments in subsidiaries		51,742		—		2,289		54,031
Losses on valuation of financial assets at fair value through profit or loss		8,499		—		2,606		11,105
Others		1,633		1,574		1,750		1,809

		3,052,684		79,125		16,280		2,989,839

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						—
Impairment losses of investments in subsidiaries		51,742						54,031

		38,616						39,644

Tax rate (%)		27.5						27.5

Total deferred income tax assets		10,619						10,902

Taxable temporary differences
Investments in subsidiaries		(2,395,805)		—		—		(2,395,805)
Plan assets		(10,504)		(1,706)		(2,888)		(11,686)
Others		(742)		(742)		(16,361)		(16,361)

		(2,407,051)		(2,448)		(19,249)		(2,423,852)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(11,246)						(28,047)

Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	~~W~~	(3,093)					~~W~~	(7,713)

54

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

14. Other Assets

14.1 Details of other assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Other financial assets
Accrued income	~~W~~	5,270	~~W~~	4,803
Guarantee deposits		30,818		28,257
Less: Allowances for credit losses		(10)		(7)

		36,078		33,053

Other non-financial assets
Receivables		767,382		850,385
Prepaid expenses		831		800
Advanced payments		765		3,299

		768,978		854,484

	~~W~~	805,056	~~W~~	887,537

14.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	7	~~W~~	—	~~W~~	7
Provision		3		—		3

Ending	~~W~~	10	~~W~~	—	~~W~~	10

(In millions of Korean won)	2020
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	—	~~W~~	—	~~W~~	—
Provision		7		—		7

Ending	~~W~~	7	~~W~~	—	~~W~~	7

55

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

15. Borrowings

15.1 Details of borrowings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
	December 31, 2021		December 31, 2020
General borrowings	~~W~~	—	~~W~~	100,000

15.2 Details of general borrowings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
		Lender	Issuance date	Maturity date	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
Borrowings in Korean won	Other borrowings	Kiwoom Securities Co., Ltd.	Nov. 27, 2020	Feb. 2, 2021	—	~~W~~	—	~~W~~	40,000
			Dec. 17, 2020	Mar. 3, 2021	—		—		60,000

						~~W~~	—	~~W~~	100,000

15.3 Maturities of general borrowings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
December 31, 2021
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

(In millions of Korean won)
	December 31, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000

56

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

16. Debentures

16.1 Details of debentures as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
Unguaranteed debentures No.5-2	Mar. 19, 2014	Mar. 19, 2021	—	~~W~~	—	~~W~~	50,000
Unguaranteed debentures No.6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No.9	Jun. 23, 2015	Jun. 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No.12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No.14-2	Dec. 9, 2015	Dec. 9, 2022	2.38		30,000		30,000
Unguaranteed debentures No.15-2	May 12, 2016	May 12, 2021	—		—		220,000
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No.16-2	May 27, 2016	May 27, 2021	—		—		60,000
Unguaranteed debentures No.16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No.17	Jun. 27, 2016	Jun. 27, 2021	—		—		50,000
Unguaranteed debentures No.18-2	Jul. 25, 2016	Jul. 25, 2021	—		—		110,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-2	Aug. 25, 2016	Aug. 25, 2021	—		—		100,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.20-2	Nov. 28, 2016	Nov. 28, 2021	—		—		50,000
Unguaranteed debentures No.22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No.25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.26-1	Jun. 27, 2017	Jun. 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No.26-2	Jun. 27, 2017	Jun. 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No.27	Jul. 19, 2017	Jul. 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No.28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No.28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.29-1	Sep. 19, 2017	Sep. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No.29-2	Sep. 19, 2017	Sep. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No.30	Jan. 25, 2018	Jan. 25, 2021	—		—		80,000
Unguaranteed debentures No.31-1	Feb. 28, 2018	Feb. 26, 2021	—		—		150,000
Unguaranteed debentures No.31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-1	Apr. 6, 2018	Apr. 6, 2021	—		—		60,000
Unguaranteed debentures No.32-2	Apr. 6, 2018	Apr. 6, 2023	2.71		80,000		80,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-1	Jun. 12, 2018	Jun. 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-1	Jul. 25, 2018	Jul. 23, 2021	—		—		40,000
Unguaranteed debentures No.34-2	Jul. 25, 2018	Jul. 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.35	Oct. 5, 2018	Oct. 5, 2023	2.52		120,000		120,000
Unguaranteed debentures No.36-1	Feb. 22, 2019	Feb. 22, 2022	2.03		120,000		120,000
Unguaranteed debentures No.36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		230,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000

57

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

16.1 Details of debentures as of December 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
Unguaranteed debentures No.37-1	Mar. 15, 2019	Mar. 15, 2024	2.06	~~W~~	140,000	~~W~~	140,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-1	Dec. 4, 2019	Dec. 4, 2024	1.76		70,000		70,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-1	Jan. 16, 2020	Jan. 16, 2023	1.64		110,000		110,000
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		100,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		130,000		130,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-1	Jun. 16, 2020	Jun. 16, 2023	1.18		50,000		50,000
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		110,000		110,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Exchangeable bonds No.1 *	Jun. 30, 2020	Jun. 30, 2025	—		240,000		240,000
Unguaranteed debentures No.44-1	Aug. 11, 2020	Aug. 11, 2022	0.96		80,000		80,000
Unguaranteed debentures No.44-2	Aug. 11, 2020	Aug. 11, 2023	1.07		50,000		50,000
Unguaranteed debentures No.44-3	Aug. 11, 2020	Aug. 9, 2024	1.18		30,000		30,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.45	Nov. 23, 2020	Nov. 23, 2023	1.19		60,000		60,000
Unguaranteed debentures No.46-1	Jan. 14, 2021	Jan. 13, 2023	1.09		160,000		—
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		30,000		—
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		—
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		—
Unguaranteed debentures No.47	Feb. 24, 2021	Feb. 24, 2023	1.07		90,000		—

					5,570,000		6,150,000
	Less: Bond Discounts				(5,490)		(7,000)
	Less: adjustment on exchange right				(11,719)		(14,957)

				~~W~~	5,552,791	~~W~~	6,128,043

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

58

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

16.2 Maturities of debentures as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	260,000	~~W~~	470,000	~~W~~	370,000	~~W~~	2,080,000	~~W~~	2,390,000	~~W~~	5,570,000

(In millions of Korean won)	December 31, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	280,000	~~W~~	390,000	~~W~~	300,000	~~W~~	1,940,000	~~W~~	3,240,000	~~W~~	6,150,000

16.3 Changes in debentures based on par value for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	6,150,000	~~W~~	390,000	~~W~~	(970,000)	~~W~~	5,570,000

(In millions of Korean won)	2020
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,550,000	~~W~~	1,540,000	~~W~~	(940,000)	~~W~~	6,150,000

17. Net Defined Benefit Liabilities

17.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

59

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

17.2 Changes in net defined benefit liabilities for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	21,951	~~W~~	(21,892)	~~W~~	59
Current service cost		2,104		—		2,104
Interest expense (income)		437		(436)		1
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(523)		—		(523)
Actuarial gains and losses by experience adjustments		696		—		696
Return on plan assets (excluding amounts included in interest income)		—		238		238
Contributions by the Company		—		(2,798)		(2,798)
Payments from plans (benefit payments)		(2,805)		2,805		—
Payments from the Company		(26)		—		(26)
Transfer in		2,623		(2,595)		28
Transfer out		(1,900)		1,900		—

Ending	~~W~~	22,557	~~W~~	(22,778)	~~W~~	(221)

(In millions of Korean won)	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	20,312	~~W~~	(19,875)	~~W~~	437
Current service cost		2,055		—		2,055
Interest expense (income)		404		(396)		8
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		—		—		—
Actuarial gains and losses by experience adjustments		429		—		429
Return on plan assets (excluding amounts included in interest income)		—		79		79
Contributions by the Company		—		(2,970)		(2,970)
Payments from plans (benefit payments)		(1,706)		1,706		—
Payments from the Company		(3)		—		(3)
Transfer in		2,296		(2,272)		24
Transfer out		(1,836)		1,836		—

Ending	~~W~~	21,951	~~W~~	(21,892)	~~W~~	59

60

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

17.3 Details of the net defined benefit liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Present value of defined benefit obligation	~~W~~	22,557	~~W~~	21,951
Fair value of plan assets		(22,778)		(21,892)

Net defined benefit liabilities (assets)	~~W~~	(221)	~~W~~	59

17.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Current service cost	~~W~~	2,104	~~W~~	2,055
Net interest expense on net defined benefit liabilities		1		8

Post-employment benefits	~~W~~	2,105	~~W~~	2,063

17.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(238)	~~W~~	(79)
Actuarial gains or losses		(173)		(429)
Income tax effect		113		140

Remeasurements after income tax expense	~~W~~	(298)	~~W~~	(368)

17.6 Details of fair value of plan assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	22,778	~~W~~	22,778

(In millions of Korean won)	December 31, 2020
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	21,892	~~W~~	21,892

17.7 Details of significant actuarial assumptions used as of December 31, 2021 and 2020, are as follows:

	December 31, 2021	December 31, 2020
Discount rate (%)	2.60	2.00
Future salary increase rate (%)	4.10	3.75
Turnover rate (%)	1.00	1.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

61

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

17.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2021, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate (%)	0.5%p	4.62% decrease	4.93% increase
Salary increase rate (%)	0.5%p	5.06% increase	4.78% decrease
Turnover rate (%)	0.5%p	0.45% decrease	0.47% increase

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the statement of financial position.

17.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefits) as of December 31, 2021, are as follows:

(In millions of Korean won)	Up to 1 year		1 ~ 2 years		2 ~ 5 years		5 ~ 10 years		Over 10 years		Total
Pension benefits	~~W~~	212	~~W~~	1,118	~~W~~	3,527	~~W~~	13,831	~~W~~	39,004	~~W~~	57,692

The weighted average duration of the defined benefit obligation is 9.8 years.

17.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2021 is ~~W~~ 2,100 million.

18. Other Liabilities

Details of other liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Other financial liabilities
Payables	~~W~~	828	~~W~~	2,073
Accrued expenses		12,396		13,848
Lease liabilities		689		523

		13,913		16,444

Other non-financial liabilities
Payables		23,679		11,870
Accrued expenses		197,042		138,740
Withholding taxes		461		11,242

		221,182		161,852

	~~W~~	235,095	~~W~~	178,296

62

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

19.1.2 Changes in shares for the years ended December 31, 2021 and 2020, are as follows:

(In number of shares)	2021	2020
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2021	December 31, 2021		December 31, 2020
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,918		433,918
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,056		—
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		—
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		—
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		—
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		—
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,453		—
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		—

				~~W~~	2,837,981	~~W~~	1,695,778

The above hybrid securities are early redeemable by the Company after 5 or 7or 10 years from the issuance date.

63

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

19.3 Capital Surplus

Details of capital surplus as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gains on sales of treasury shares		86,646		86,646
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~14,754,747		~~W~~14,754,747

19.4 Accumulated Other Comprehensive Income (Loss)

19.4.1 Details of accumulated other comprehensive income (loss) as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Remeasurements of net defined benefit liabilities	~~W~~	(8,330)	~~W~~	(8,032)

19.4.2 Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(8,032)	~~W~~	(411)	~~W~~	113	~~W~~	(8,330)

(In millions of Korean won)	2020
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(7,664)	~~W~~	(508)	~~W~~	140	~~W~~	(8,032)

19.5 Retained Earnings

19.5.1 Details of retained earnings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Legal reserves	~~W~~	695,348	~~W~~	557,405
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		5,154		4,175
Unappropriated retained earnings		2,291,704		2,045,177

	~~W~~	3,974,206	~~W~~	3,588,757

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

64

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

19.5.2 Statement of appropriation of retained earnings

(Expected date of appropriation for 2021: March 25, 2022)

(Date of appropriation for 2020: March 26, 2021)

(In millions of Korean won)	2021		2020
Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	~~W~~	1,216,602	~~W~~	688,621
Profit for the year		1,438,866		1,379,415
Quarterly dividends		(292,226)		—
Dividends on hybrid securities		(71,538)		(22,860)

		2,291,704		2,045,176

Transfer from voluntary reserves and others
Regulatory reserve for credit losses		664		—

		664		—

Appropriation of retained earnings
Legal reserves		143,887		137,942
Regulatory reserve for credit losses		—		979
Cash dividends:		853,299		689,653
(Dividends (rate) per share: ~~W~~ 2,190 (43.8%) in 2021) (Dividends (rate) per share: ~~W~~ 1,770 (35.4%) in 2020)

		997,186		828,574

Unappropriated retained earnings to be carried forward	~~W~~	1,295,182	~~W~~	1,216,602

19.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

19.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Amounts before appropriation	~~W~~	5,154	~~W~~	4,175
Amounts estimated to be appropriated (reversed)		(664)		979

	~~W~~	4,490	~~W~~	5,154

65

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

19.5.3.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won, except for per share amounts)	2021		2020
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	(664)	~~W~~	979
Adjusted profit after provision (reversal) of regulatory reserve for credit losses [1,2]		1,367,992		1,355,576
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		3,511		3,479
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		3,438		3,436

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won and in number of shares)	2021
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

20. Dividends

The annual dividends paid to the shareholders of the Company in 2021 and 2020 were ~~W~~ 689,653 million (~~W~~1,770 per share) and ~~W~~ 861,092 million (~~W~~ 2,210 per share), respectively. Meanwhile, the quarterly dividends of ~~W~~ 292,226 million (~~W~~ 750 per share) with dividends record date of June 30, 2021 were paid on August 6, 2021 according to the resolution of the board of directors on July 22, 2021. The annual dividends to the shareholders of the Company for the year ended December 31, 2021, amounting to ~~W~~ 853,299 million (~~W~~ 2,190 per share) is to be proposed at the general shareholders’ meeting scheduled for March 25, 2022. The Company’s financial statements as of and for the year ended December 31, 2021, do not reflect this dividend payable.

66

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

21. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Interest income
Due from financial institutions	~~W~~	2,164	~~W~~	69
Loans measured at amortized cost		4,045		3,450
Loans measured at fair value through profit or loss		2,844		4,256
Others		339		269

		9,392		8,044

Interest expense
Borrowings		141		921
Debentures		120,316		131,505
Others		12		11

		120,469		132,437

Net interest expense	~~W~~	(111,077)	~~W~~	(124,393)

22. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Fee and commission income
Fees earned in Korean won	~~W~~	975	~~W~~	841

Fee and commission expense
Fees paid in Korean won		8,812		8,836
Fees paid in foreign currency		320		343

		9,132		9,179

Net fee and commission expense	~~W~~	(8,157)	~~W~~	(8,338)

67

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

23. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	19,895	~~W~~	15,269
Gains on valuation of financial assets at fair value through profit or loss		3,911		252

		23,806		15,521

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		3,556		2,858

		3,556		2,858

Net gains on financial instruments at fair value through profit or loss	~~W~~	20,250	~~W~~	12,663

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other operating income
Dividend income from subsidiaries	~~W~~	1,617,949	~~W~~	1,573,411
Reversal of impairment losses of investments in subsidiaries		2,289		—
Gains on foreign currency transactions		—		117

		1,620,238		1,573,528
Other operating expenses
Impairment losses of investments in subsidiaries		—		2,289

		—		2,289

Net other operating income	~~W~~	1,620,238	~~W~~	1,571,239

68

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Expenses related to employee
Employee benefits - salaries	~~W~~	33,178	~~W~~	30,719
Employee benefits - others		5,499		5,156
Post-employment benefits - defined benefit plans		2,105		2,063
Post-employment benefits - defined contribution plans		523		510
Share-based payments		9,230		4,034

		50,535		42,482

Depreciation and amortization		6,506		4,357

Other general and administrative expenses
Travel		21		36
Communications		1,502		1,100
Tax and dues		413		416
Publication		371		353
Rental expense		1,636		1,061
Vehicle		142		137
Service fees		13,691		12,278
Advertising		973		937
Training		1,158		928
Others		8,469		7,769

		28,376		25,015

	~~W~~	85,417	~~W~~	71,854

69

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of December 31, 2021, are as follows:

25.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 22	Apr. 1, 2019	3,278	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 23	May 27, 2019	1,436	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 25	Jan. 1, 2020	36,103	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 27	Jun. 16, 2020	184	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 29	Jan. 1, 2021	94,120	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 31	May 27, 2021	1,344	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 32	Aug. 20, 2021	125	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		5,303	Satisfied
Deferred grant in 2016		6,119	Satisfied
Deferred grant in 2017		2,249	Satisfied
Deferred grant in 2018		3,863	Satisfied
Deferred grant in 2019		15,189	Satisfied
Deferred grant in 2020		45,661	Satisfied

		286,178

Kookmin Bank
Series 76	Apr. 1, 2019	5,765	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 77	May 27, 2019	4,396	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 79	Jan. 1, 2020	223,517	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Series 80	Mar. 1, 2020	7,943	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	234,366	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 82	Mar. 1, 2021	18,202	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 83	Apr. 1, 2021	7,871	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 84	May 27, 2021	4,032	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2015		760	Satisfied
Deferred grant in 2016		12,671	Satisfied

70

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Kookmin Bank
Deferred grant in 2017		9,763	Satisfied
Deferred grant in 2018		33,916	Satisfied
Deferred grant in 2019		66,067	Satisfied
Deferred grant in 2020		80,634	Satisfied

		746,346

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,602
Stock granted in 2016		5,713
Stock granted in 2017		17,820
Stock granted in 2018		62,610
Stock granted in 2019		76,872
Stock granted in 2020		375,558
Stock granted in 2021		425,583

		969,002

		2,001,526

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2021 (Deferred grants are residual shares vested as of December 31, 2021).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

71

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	5,352	Satisfied
Stock granted in 2016	5,409	Satisfied
Stock granted in 2017	2,489	Satisfied
Stock granted in 2018	7,400	Satisfied
Stock granted in 2019	18,692	Satisfied
Stock granted in 2020	34,658	Satisfied
Stock granted in 2021	34,965	Proportional to service period
Kookmin Bank
Stock granted in 2015	5,019	Satisfied
Stock granted in 2016	12,867	Satisfied
Stock granted in 2017	3,862	Satisfied
Stock granted in 2018	38,067	Satisfied
Stock granted in 2019	83,778	Satisfied
Stock granted in 2020	135,336	Satisfied
Stock granted in 2021	109,561	Proportional to service period
Other subsidiaries
Stock granted in 2015	7,777	Satisfied
Stock granted in 2016	34,345	Satisfied
Stock granted in 2017	58,052	Satisfied
Stock granted in 2018	226,242	Satisfied
Stock granted in 2019	408,353	Satisfied
Stock granted in 2020	606,891	Satisfied
Stock granted in 2021	267,649	Proportional to service period

	2,106,764

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

72

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25.2.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2021, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 22	1.35	50,023~56,379	50,023~56,379
Series 23	1.35	50,023~56,379	50,023~56,379
Series 25	1.35	50,023~56,379	50,023~56,379
Series 27	1.35	—	48,344~51,523
Series 28	1.35	43,391~47,774	46,978~51,724
Series 29	1.35	48,344~56,379	48,344~56,379
Series 30	1.35	46,800~51,523	46,800~51,523
Series 31	1.35	46,800~51,523	46,800~51,523
Series 32	1.35	50,023~56,379	50,023~56,379
Deferred grant in 2015	1.35	—	48,344~56,379
Deferred grant in 2016	1.35	—	51,523~56,379
Deferred grant in 2017	1.35	—	53,308~56,379
Deferred grant in 2018	1.35	—	51,523~56,379
Deferred grant in 2019	1.35	—	53,308~56,379
Deferred grant in 2020	1.35	—	48,344~56,379
(Kookmin Bank)
Series 76	1.35	50,023~56,379	50,023~56,379
Series 77	1.35	50,023~56,379	50,023~56,379
Series 78	1.35	49,885~56,223	50,023~56,379
Series 79	1.35	50,023~56,379	50,023~56,379
Series 80	1.35	48,344~53,308	48,344~53,308
Series 81	1.35	48,344~56,379	48,344~56,379
Series 82	1.35	46,800~51,523	46,800~51,523
Series 83	1.35	46,800~51,523	46,800~51,523
Series 84	1.35	46,800~51,523	46,800~51,523
Grant deferred in 2015	1.35	—	56,379~56,379
Grant deferred in 2016	1.35	—	47,153~56,379
Grant deferred in 2017	1.35	—	51,523~56,379
Grant deferred in 2018	1.35	—	51,523~56,379
Grant deferred in 2019	1.35	—	45,096~56,379
Grant deferred in 2020	1.35	—	51,523~56,379
(Other subsidiaries)
Stock granted in 2010	1.35	—	53,308~53,308
Stock granted in 2011	1.35	—	53,308~53,308
Stock granted in 2012	1.35	—	51,523~53,308
Stock granted in 2013	1.35	—	51,523~53,308
Stock granted in 2014	1.35	—	51,523~51,523
Stock granted in 2015	1.35	—	46,800~56,379
Stock granted in 2016	1.35	—	46,436~56,502
Stock granted in 2017	1.35	—	45,096~61,294
Stock granted in 2018	1.35	—	45,096~56,502
Stock granted in 2019	1.35	46,800~56,502	45,096~56,502
Stock granted in 2020	1.35	48,344~56,502	45,096~56,502
Stock granted in 2021	1.35	46,800~56,379	46,800~56,502

73

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25.2.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2021, are as follows: (cont’d)

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	1.35	—	48,344~56,379
Stock granted in 2016	1.35	—	45,304~56,379
Stock granted in 2017	1.35	—	51,523~56,379
Stock granted in 2018	1.35	—	51,523~56,379
Stock granted in 2019	1.35	—	53,308~56,379
Stock granted in 2020	1.35	—	48,344~56,379
Stock granted in 2021	1.35	—	50,023~53,308
(Kookmin Bank)
Stock granted in 2015	1.35	—	47,153~56,379
Stock granted in 2016	1.35	—	47,153~56,379
Stock granted in 2017	1.35	—	51,523~56,379
Stock granted in 2018	1.35	—	51,523~56,379
Stock granted in 2019	1.35	—	53,308~56,379
Stock granted in 2020	1.35	—	51,523~56,379
Stock granted in 2021	1.35	—	50,023~54,229
(Other subsidiaries)
Stock granted in 2015	1.35	—	46,800~56,502
Stock granted in 2016	1.35	—	46,800~56,502
Stock granted in 2017	1.35	—	45,096~56,502
Stock granted in 2018	1.35	—	45,096~56,502
Stock granted in 2019	1.35	—	45,096~56,502
Stock granted in 2020	1.35	—	46,800~56,502
Stock granted in 2021	1.35	—	46,800~54,649

The Company use the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of December 31, 2021 and 2020, are ~~W~~ 193,023 million and ~~W~~ 135,328 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs as of December 31, 2021 and 2020, are ~~W~~ 176,709 million and ~~W~~ 123,797 million, respectively. And compensation costs from share-based payments amounting to ~~W~~ 9,230 million and ~~W~~ 4,034 million were recognized for the years ended December 31, 2021 and 2020, respectively.

74

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

26. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other non-operating income
Reversal of impairment losses of intangible assets	~~W~~	11	~~W~~	986
Others		2,377		759

		2,388		1,745
Other non-operating expenses
Losses on disposal of property and equipment		10		—
Impairment losses of intangible assets		3		—
Donation		1,028		1,225
Others		182		6

		1,223		1,231

Net other non-operating income	~~W~~	1,165	~~W~~	514

27. Income Tax Benefit

27.1 Details of income tax benefit for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities
Origination and reversal of temporary differences		(2,394)		4,337
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		113		140
Consideration for exchange right of exchangeable bonds		—		(4,526)

		113		(4,386)

Income tax benefit	~~W~~	(2,281)	~~W~~	(49)

27.2 Analysis of the relationship between net profit before income tax expense and income tax benefit for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021			2020
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		~~W~~	1,436,585		~~W~~	1,379,366
Income tax at the applicable tax rate *	26.78		384,699	26.75		368,964
Non-taxable income	(27.26)		(391,645)	(28.26)		(389,802)
Non-deductible expenses	0.05		774	0.06		797
Consolidated tax return effect	0.26		3,778	1.77		24,379
Others	0.01		113	(0.32)		(4,387)

Average effective tax rate and income tax benefit	(0.16)	~~W~~	(2,281)	(0.00)	~~W~~	(49)

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2021 and 2020.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

28.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2021		2020
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	415,807,920	151,769,890,800	415,807,920	152,185,698,720
Number of treasury shares	(26,173,585)	(9,553,358,525)	(26,173,585)	(9,579,532,110)

Average number of ordinary shares outstanding	389,634,335	142,216,532,275	389,634,335	142,606,166,610

Number of days		365		366
Weighted average number of ordinary shares outstanding		389,634,335		389,634,335

28.1.2 Basic earnings per share

(In Korean won and in number of shares)	2021		2020
Profit for the period	~~W~~	1,438,865,627,868	~~W~~	1,379,414,691,239
Deduction: Dividends on hybrid securities		(71,537,500,000)		(22,859,500,000)

Profit attributable to ordinary equity holders (A)		1,367,328,127,868		1,356,555,191,239
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	3,509	~~W~~	3,482

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2021		2020
Profit attributable to the ordinary equity holders*	~~W~~	1,367,328,127,868	~~W~~	1,356,555,191,239
Adjustment:
Interest expense on exchangeable bonds		2,347,186,871		798,012,332

Adjusted profit for diluted earnings per share	~~W~~	1,369,675,314,739	~~W~~	1,357,353,203,571

*	The amount is after deducting dividends on hybrid securities.

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2021	2020
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335
Adjustment:
Stock grants	3,945,208	3,416,737
Exchangeable bonds	5,000,000	1,707,650

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,579,543	394,758,722

28.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2021		2020
Adjusted profit for diluted earnings per share	~~W~~	1,369,675,314,739	~~W~~	1,357,353,203,571
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,579,543		394,758,722

Diluted earnings per share	~~W~~	3,436	~~W~~	3,438

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

29. Statement of Cash Flows

29.1 Details of cash and cash equivalents as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021		December 31, 2020
Due from financial institutions	~~W~~	608,076	~~W~~	23,084
Deduction:
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(90,000)		—

		(90,003)		(3)

	~~W~~	518,073	~~W~~	23,081

29.2 Significant non-cash transactions for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Changes in receivables and payables from consolidated tax return	~~W~~	(125,916)	~~W~~	283,444
Changes in receivables and payables related to stock grants		52,912		10,799

29.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Activity	2021		2020
Income tax paid	Operating	~~W~~	1,968	~~W~~	1,390
Interest received	Operating		7,976		6,674
Interest paid	Operating		116,449		127,926
Dividends received	Operating		1,637,727		1,588,631
Dividends paid	Financing		1,053,417		883,951

29.4 Changes in liabilities arising from financing activities for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Net cash flows		Non-cash changes		Ending
Borrowings	~~W~~	100,000	~~W~~	(100,000)	~~W~~	—	~~W~~	—
Debentures		6,128,043		(580,595)		5,343		5,552,791

	~~W~~	6,228,043	~~W~~	(680,595)	~~W~~	5,343	~~W~~	5,552,791

(In millions of Korean won)	2020
	Beginning		Net cash flows		Non-cash changes		Ending
Borrowings	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		5,543,446		597,091		(12,494)		6,128,043

	~~W~~	5,543,446	~~W~~	697,091	~~W~~	(12,494)	~~W~~	6,228,043

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

30. Contingent Liabilities and Commitments

30.1 Commitments made with financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021				December 31, 2020
		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—

30.2 Other Matters (including litigation)

a) The Company has no pending lawsuit as a defendant as of December 31, 2021.

b) The proliferation of COVID-19 has had a negative impact on the global economy, which may have an impact on the expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Company as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchange transactions.

•	A significant decrease in the fair value of the Company’s investment in an entity that could be affected by COVID-19 pandemic can occur.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

31. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

31.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
Subsidiaries	Profit or loss	2021		2020
Kookmin Bank	Interest income	~~W~~	1,761	~~W~~	329
	Fee and commission income		926		925
	Net other operating income [1]		917,941		1,330,407
	General and administrative expenses		8,863		8,265
	Net non-operating income [2]		1,448		—
KB Securities Co., Ltd.	Fee and commission income		15		—
	Net other operating income [1]		200,000		80,000
	General and administrative expenses		659		858
KB Insurance Co., Ltd.	Fee and commission income		21		—
	General and administrative expenses		1,628		1,245
KB Kookmin Card Co., Ltd.	Fee and commission income		5		—
	Net other operating income [1]		200,008		100,004
	General and administrative expenses		189		638
	Net non-operating income		4		5
Prudential Life Insurance Company of Korea Ltd.	Fee and commission income		4		—
	Net other operating income [1]		200,000		—
	General and administrative expenses		691		97
KB Asset Management Co., Ltd.	Net other operating income [1]		55,000		30,000
	General and administrative expenses		10		38
KB Capital Co., Ltd.	Fee and commission income		2		—
	Net gains on financial assets at fair value through profit or loss		20,606		12,663
	General and administrative expenses		108		117
KB Life Insurance Co., Ltd.	Fee and commission income		3		—
	General and administrative expenses		452		561
KB Real Estate Trust. Co., Ltd.	Net other operating income [1]		35,000		30,000
KB Savings Bank Co., Ltd.	Interest income		2,091		—
	Net other operating income [1]		—		3,000
	Net losses on financial assets at fair value through profit or loss		(356)		—
KB Investment Co., Ltd.	Interest income		4,045		3,450
	Net other operating income [1]		10,000		—
	Provision for credit losses		417		—
KB Data Systems Co., Ltd.	General and administrative expenses		2,022		1,567

[1]	Net other operating income includes dividend income from subsidiaries.
[2]	Gains on disposal of intangible assets and others to Kookmin Bank for ~~W~~ 3,676 million in 2021.

80

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

31.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
Subsidiaries	Assets or liabilities	December 31, 2021		December 31, 2020
Kookmin Bank	Cash and due from financial institutions	~~W~~	518,076	~~W~~	23,084
	Other assets		462,250		596,618
	Other liabilities		71		736
	Property and equipment		518		703
KB Securities Co., Ltd.	Other assets		106,320		86,571
	Other liabilities		85		—
KB Insurance Co., Ltd.	Other assets		37,209		20,804
	Other liabilities		6		—
KB Kookmin Card Co., Ltd.	Other assets		88,060		92,294
	Other liabilities		700		621
Prudential Life Insurance Company of Korea Ltd.	Other assets		2,626		56
	Other liabilities		7,264		—
KB Asset Management Co., Ltd.	Other assets		20,502		16,993
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		389,606		388,895
	Other assets		40,701		25,426
KB Life Insurance Co., Ltd.	Other assets		5,196		3,747
	Other liabilities		10,877		7,636
KB Real Estate Trust Co., Ltd.	Other assets		19,360		22,559
KB Savings Bank Co., Ltd.	Cash and due from financial institutions		90,000		—
	Financial assets at fair value through profit or loss		51,154		—
	Other assets		7,984		2,661
	Other liabilities		67		—
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		250,000		180,000
	Other assets		9,157		12,969
	Allowances for credit losses		872		458
KB Data Systems Co., Ltd.	Property and equipment		68		40
	Intangible assets		3,341		3,484
	Other assets		2,554		1,700
	Other liabilities		160		1,016
KB Credit Information Co., Ltd.	Other assets		1,239		897
	Other liabilities		—		75

31.3 Right-of-use assets and lease liabilities with related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)			December 31, 2021		December 31, 2020
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	518	~~W~~	703

81

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

31.4 Unused commitments provided from related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)			December 31, 2021		December 31, 2020
Subsidiary	KB Kookmin Card Co., Ltd.	Unused lines of credit for credit card	~~W~~	2,300	~~W~~	2,379

31.5 Share transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)			2021		2020
Subsidiary	KB Capital Co., Ltd.	Paid-in capital increase of ordinary shares	~~W~~	200,000	~~W~~	50,000
	Prudential Life Insurance Company of Korea Ltd.	Acquisition of shares		—		2,310,054

31.6 Details of significant lending transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021
		Beginning	Loan	Collection	Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~180,000	~~W~~70,000	~~W~~—	~~W~~250,000
	KB Savings Bank Co., Ltd. *	—	70,000	—	70,000

*	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.

(In millions of Korean won)		2020
		Beginning	Loan	Collection	Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~120,000	~~W~~60,000	~~W~~—	~~W~~180,000

82

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

31.7 Details of compensation to key management personnel for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	871	~~W~~	29	~~W~~	1,937	~~W~~	2,837
Registered directors (non-executive)		666		—		—		666
Non-registered directors		5,746		61		7,293		13,100

	~~W~~	7,283	~~W~~	90	~~W~~	9,230	~~W~~	16,603

(In millions of Korean won)	2020
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	1,138	~~W~~	23	~~W~~	818	~~W~~	1,979
Registered director (non-executive)		701		—		—		701
Non-registered director		4,450		99		3,215		7,764

	~~W~~	6,289	~~W~~	122	~~W~~	4,033	~~W~~	10,444

31.8 The Company paid ~~W~~ 30 million and ~~W~~ 125 million to KB Securities Co., Ltd., a subsidiary, for the underwriting and arrangement of debentures and hybrid securities for the years ended December 31, 2021 and 2020, respectively.

32. Events after the reporting period

3,455,426 treasury shares were retired on February 14, 2022 in accordance with the resolution of the board of directors on February 8, 2022.

33. Approval of Issuance of the Financial Statements

The issuance of the Company’s financial statements as of and for the year ended December 31, 2021, was approved by the board of directors on March 16, 2022.

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Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of KB Financial Group Inc. (the “Company”) as of December 31, 2021 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the separate financial statements of the Company, which comprise the separate statements of financial position as of December 31, 2021 and 2020, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated March 17, 2022 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Operating Status Report of the Internal Control over Financial Reporting.’

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Young-Min Kwon.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 17, 2022

This report is effective as of March 17, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

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Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Audit Committee of

KB Financial Group Inc..

We, as the Chief Executive Officer (“CEO”) and the Internal Accounting Manager of KB Financial Group Inc.(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for the year ended December 31, 2021.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2021, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

March 3, 2022

Jong Kyoo Yoon, Chief Executive Officer
Young Ho Seo, Internal Accounting Manager

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